Filed Pursuant to Rule 424(b)4
Registration No. 333-214801

6,000,000 American Depositary Shares

Representing 18,000,000 Class A Ordinary Shares

Baozun Inc.

We are selling 3,000,000 American Depositary Shares, or ADSs, and the selling shareholders are selling 3,000,000 ADSs. Each ADS represents three Class A ordinary shares, par value US$0.0001 per share. We will not receive any of the proceeds from the ADSs sold by the selling shareholders.

Our ADSs are listed on NASDAQ Global Select Market under the symbol “BZUN.” The last reported sale price of our ADSs on December 7, 2016 was US$12.97 per ADS.

The selling shareholders have granted the underwriters a 30-day option to purchase up to additional 900,000 ADSs from the selling shareholders at the offering price, less the underwriting discounts and commissions.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our ADSs involves risks. See “Risk Factors” on page 18.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to us	Proceeds to Selling Shareholders
Per ADS	$12.25	$0.55125	$11.69875	$11.69875
Total	$73,500,000	$3,307,500	$35,096,250	$35,096,250

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs on or about December 13, 2016.

Credit Suisse	Deutsche Bank Securities	China Renaissance

The date of this prospectus is December 7, 2016.

This prospectus contains estimates and information concerning our industry, including market position, market size, and growth rates of the market in which we participate, that are based on industry publications and reports. This prospectus contains statistical data and estimates published by the National Bureau of Statistics of China and Shanghai iResearch Co., Ltd, China, also known as iResearch Consulting Group, or iResearch, a third-party research firm, including an industry report that we commissioned iResearch to prepare. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

You should rely only on the information contained or incorporated by reference in this prospectus or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of our ADSs, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

i

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by this prospectus.

We incorporate by reference the document listed below:

•	our annual report for the fiscal year ended December 31, 2015 on Form 20-F filed with the SEC on April 8, 2016, as amended by amendment No. 1 to the annual report on Form 20-F/A filed with the SEC on June 1, 2016.

In addition, all documents we file under Sections 13(a), 13(c) and 15(d) of the Exchange Act subsequent to the date hereof and before the termination of this offering, including current reports on Form 6-K that we file with the SEC prior to the termination of this offering that indicate they are being incorporated by reference into this prospectus, are incorporated by reference.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to: Baozun Inc., Building B, No. 1268 Wanrong Road, Shanghai 200436, The People’s Republic of China, +86 21 8026-6000, Attention: Chief Financial Officer.

ii

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

In this prospectus, unless otherwise indicated or unless the context otherwise requires, references to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
•	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;
•	“Baozun,” “we,” “us,” “our company,” and “our” are to Baozun Inc., a Cayman Islands company, formerly known as Baozun Cayman Inc. and unless the context requires otherwise, includes its consolidated subsidiaries and variable interest entity;
•	“Baotong E-Logistics” are to Baotong E-Logistics Supply Chain (Suzhou) Co., Ltd., our wholly-owned warehousing and logistics solutions subsidiary;
•	“brand e-commerce” are to B2C e-commerce conducted through official brand stores or official marketplace stores;
•	“brand partners” are to companies for which we operate official brand stores or official marketplace stores under their brand names or have entered into agreements to do so;
•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	“Distribution GMV” are to the GMV under the distribution business model.
•	“GMV” are to gross merchandise volume, and when used in connection with our business, include (i) the full value of all purchases transacted and settled on stores operated by us (including our Maikefeng platform but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled;
•	“Non-distribution GMV” are to the GMV under the service fee business model and the consignment business model.
•	“O2O” are to online-to-offline and offline-to-online commerce;
•	“official brand stores” are to brands’ official online stores;
•	“official marketplace stores” are to brands’ flagship stores and authorized stores on third-party online marketplaces;
•	“RMB” and “Renminbi” are to the legal currency of China;
•	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
•	“transaction value” are to the value of all purchases made through stores operated by a brand e-commerce service partner, as such term is used by iResearch; and
•	“US$” and “U.S. dollars” are to the legal currency of the United States.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

We are the leading brand e-commerce service partner in China, with a market share of approximately 22% as measured by transaction value in 2015, according to iResearch. We help brands execute their e-commerce strategies in China by selling their goods directly to consumers online or by providing services to assist with their e-commerce operations. Our integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment. We deliver omni-channel solutions to create seamless shopping experience across various touch points online and offline, enabling optimal and consistent branding and generating sales results that reflect our brand partners’ unique e-commerce proposition.

With e-commerce in China growing rapidly in scale, more global brands view e-commerce as a critical part of their China expansion strategy. However, as the industry also grows in complexity, brands rely on us as their trusted partner to provide local knowledge and industry expertise in executing and integrating e-commerce strategies. This helps our brand partners avoid significant investment and risk associated with establishing and maintaining their own local infrastructure and developing their own capabilities.

The number of our brand partners grew from 71 as of December 31, 2013 to 93 as of December 31, 2014 to 113 as of December 31, 2015 and to 127 as of September 30, 2016. These brands encompass diverse categories, including apparel, appliances, electronics, home and furnishings, food and health products, cosmetics, fast moving consumer goods, insurance and automobiles. Many of our brand partners, such as Philips, Nike and Microsoft, are leaders in their respective industries.

We believe our brand partners value us for our integrated e-commerce capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing e-commerce market. Our end-to-end brand e-commerce capabilities allow us to leverage brand partners’ unique resources and seamlessly integrate with their back-end systems to enable data tracking and analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We help our brand partners establish market presence and launch products quickly on official brand stores and major online marketplaces in China, such as Tmall and JD.com, as well as on social media platforms such as WeChat and Weibo. In May 2016, we were recognized by Tmall as its only six-star e-commerce service partner based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. This was the highest ranking awarded to any Tmall e-commerce service partner. We also help our brand partners devise and execute O2O strategies to integrate their online and offline retail networks.

Our store operation capabilities, logistics network and warehousing resources are crucial to our success. We provide our brand partners with customized solutions and dedicated personnel with relevant industry expertise and brand-specific training in operating e-commerce stores. We partner with leading nationwide and local logistics service providers to ensure reliable and timely delivery. We are recognized by SF Express, one of the largest Chinese express delivery companies, as one of its top five customers in China. We are able to achieve next-day delivery in over 100 cities across China. As of September 30, 2016, we operate eight warehouses with an aggregate gross floor area of 179,917 square meters and a capacity of 500,000 inbound pieces and 1,000,000 outbound pieces per day. Our warehouse management system can be customized to accommodate differences in product specifications and handle requirements specific to categories ranging from apparel and consumer electronics to beauty and health products. In September 2016, our wholly-owned warehousing and logistics solutions subsidiary, Baotong E-Logistics, became a partner of Cainiao Network Technology Co., Ltd., or Cainiao, a leading logistics data platform operator affiliated with Alibaba Group Holding Limited, or Alibaba Group, which enabled us to provide best-in-class services to a wider variety of merchants through Cainiao’s logistics data platform.

Technology is key to our success and rapid expansion. By leveraging our proprietary and scalable technology infrastructure and systems, we are able to provide integrated e-commerce solutions that synchronize marketing campaigns, centralize inventory management, order fulfillment and customer service, and collect and analyze real-time consumer behavior and transaction data across internet, mobile and offline channels. For example, our “NEBULA+” platform enables us to efficiently set up and operate our brand partners’ official brand stores and WeChat stores and achieve centralized store management. Our ShopDog O2O merchant tool allows brand partners to tightly integrate their inventories across offline and online channels, and to sell inventory in offline stores through online stores. The scalability of our systems, built on modular implementation and deep vertical knowledge across the e-commerce value chain, allows us to provide customized solutions efficiently across categories and channels, and support a growing array of transactions as we add new brands, integrate new channels and accommodate peaks and surges in consumer demand. In addition, we appreciate the importance of information security and have built a solid information security management system as evidenced by the ISO27001 certification awarded to us in December 2015.

We continue to win brands’ loyalty with our track record of converting their sales and marketing plans into structured solutions that consistently deliver measurable sales results. We collect valuable consumer behavior data through CRM, our proprietary customer relationship management system. We have also developed our Business Intelligence software, which enables real-time analysis of transaction data across online and mobile channels to make more targeted and insightful marketing recommendations to our brand partners. We believe that our relationships with brand partners will be further strengthened as we increase our solution offerings on more channels, launch more marketing initiatives and campaigns and increase the sales of our brand partners.

Depending on each brand partner’s specific needs and characteristics of its product category, we provide solutions to our brand partners under one or a combination of our three business models: distribution model, consignment model and service fee model. Under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us. Under the consignment model and the service fee model, we provide a variety of e-commerce services, such as IT solutions, online store operation, digital marketing and customer service to our brand partners and other customers. Under the consignment model, in addition to these services, we also provide warehousing and fulfillment services. We have been shifting from the distribution model to the consignment model and the service fee model, which have enabled us to reduce inventory exposures and enhance our profitability and margins. In 2013, 2014, 2015, and the nine months ended September 30, 2015 and September 30, 2016, GMV from distribution model, or distribution GMV, contributed 56.9%, 32.3%, 33.6%, 36.5% and 25.3% of our total GMV, respectively.

We generate revenues from two revenue streams: (i) product sales and (ii) services. We derive product sales revenues primarily through selling products on behalf of brand partners to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the consignment model and the service fee model. For services provided under the consignment model and service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. Beginning in the third quarter of 2015, we have had two reportable operating segments: (i) the brand e-commerce segment that provides a variety of e-commerce services to our brand partners and other customers, and (ii) the Maikefeng segment that operates our online retail platform.

In 2013, 2014, 2015 and the nine months ended September 30, 2015 and 2016, our total net revenues were RMB1,521.8 million, RMB1,584.4 million, RMB2,598.4 million (US$389.7 million), RMB1,582.4 million and RMB2,117.8 million (US$317.6 million), respectively. For the same periods, net revenues from product sales accounted for 83.8%, 74.9%, 74.7%, 74.8% and 66.4%, respectively, of our total net revenues. We incurred net loss of RMB37.8 million and RMB59.8 million in 2013 and 2014, respectively, and recorded net income of RMB22.6 million (US$3.4 million), RMB9.3 million, and RMB24.8 million (US$3.7 million) in 2015, and in the nine months ended September 30, 2015 and 2016, respectively. We incurred non-GAAP net loss of RMB26.3 million in 2013 and had non-GAAP net income of RMB25.1 million, RMB47.8 million (US$7.2 million), RMB27.0 million, and RMB49.9 million

(US$7.5 million) in 2014, 2015, and the nine months ended September 30, 2015 and 2016, respectively. See “Summary Consolidated Financial Data — Non-GAAP Financial Measures.”

Our Industry

Brand e-commerce refers to business-to-consumer, or B2C, e-commerce conducted through official brand stores and official marketplace stores. Brand e-commerce differentiates itself from other models of B2C e-commerce, such as independent direct sales platforms and online stores operated by brands’ offline distributors, by enabling online stores to be operated with the brands’ unique brand image, look and feel, and by allowing brands to exert greater control over their branding and merchandising. According to iResearch, brand e-commerce in China has experienced and is expected to continue to experience a high growth rate in China, with the market expected to grow from an estimated RMB1.3 trillion (US$202 billion) in 2015 to more than RMB2.7 trillion (US$411 billion) in 2017, representing a CAGR of more than 42.7%. China’s brand e-commerce market is also expected to further increase its penetration of the overall B2C e-commerce market to more than 69.0% in 2017.

With the rising popularity and rapid growth of e-commerce in China, global brands increasingly view e-commerce as a critical part of their China expansion strategy and recognize the need for omni-channel distribution capabilities. However, brands face numerous challenges and complexities operating in China with regard to distribution channel selection, digital marketing strategies, merchandising, online store operations, technology infrastructure, warehousing and fulfillment. As such, brands look to service partners with local knowledge and industry expertise who can execute and integrate e-commerce strategies for them. This allows the brand partners to avoid the investment and risk associated with establishing and maintaining their own local infrastructure and operations. With in-depth understanding of vertical-specific operations and brand partners’ needs, end-to-end brand e-commerce service partners offer turnkey solutions across the e-commerce value chain for brands while enabling them to maintain a high level of quality and control.

The brand e-commerce service market in China is currently undergoing rapid development. It is expected to be sustained by the strong growth in China’s brand e-commerce sector and further penetrate the broader e-commerce market. According to iResearch, the market size of the brand e-commerce service market in China based on transaction value is expected to grow from RMB43 billion (US$6.5 billion) in 2015 to RMB95 billion (US$14.2 billion) in 2017, representing a compound annual growth rate, or CAGR, of 47.9%.

Our Strengths

We believe that the following competitive strengths contribute to our leading position in the brand e-commerce service market in China:

Clear Leader in Brand e-Commerce Service and Trusted Partner to Global Brands

We are the leading brand e-commerce service partner in China with a market share of approximately 20% and 22% as measured by transaction value in 2014 and 2015, respectively, according to iResearch. From 2014 to 2015, we have enhanced our market leadership and expanded our market share by growing our transaction value faster than the overall brand e-commerce service market in China, according to iResearch. In May 2016, we were recognized by Tmall as its only six-star e-commerce service partner, which was the highest ranking awarded to any Tmall e-commerce service partner. The number of our brand partners grew from 71 as of December 31, 2013 to 93 as of December 31, 2014, to 113 as of December 31, 2015 and to 127 as of September 30, 2016. Our end-to-end, omni-channel solutions across the e-commerce value chain enable global brands to quickly and cost-effectively establish brand presence, introduce products and services to Chinese consumers and benefit from the rapidly growing e-commerce sector in China.

We believe brand partners value us for our intimate knowledge of local consumer behavior and industry practices, dependable and seamless services, as well as deep category expertise and market insight. We also believe that they value our ability to provide innovative services and solutions, anticipate market trends and adapt to the fast-changing e-commerce market. We continue to earn brand partners’ loyalty with our track record of fulfilling their marketing needs with workable solutions that consistently deliver measurable sales results. We believe that as we increase our solution offerings and channels to our brand partners, launch more marketing initiatives and campaigns, and grow their customer base and sales, we will continue to enhance the stickiness of our relationships with brand partners.

End-to-End Multi-Category Brand e-Commerce Service with Omni-Channel Capabilities

Our brand e-commerce capabilities encompass every aspect of the e-commerce value chain covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment. Our ability to provide end-to-end multi-category solutions enables us to consolidate consumer and transaction data to deliver a seamless shopping experience.

We partner with brands to set up and operate their online stores in China, which are brands’ official online stores, as well as their stores on the major online marketplaces in China, such as Tmall and JD.com, and to establish presence on the major social media platforms such as WeChat and Weibo. We also help our brand partners devise and execute O2O strategies by integrating and utilizing their online/offline retail space and customer data to optimize sales opportunities and provide a more connected consumer experience. We are able to unify product details and consumer profiles across different platforms to enhance consumers’ shopping experience, and to leverage multi-channel sales and consumer data to optimize marketing strategies and fulfillment solutions for brand partners. Our omni-channel capabilities help our brand partners achieve their desired branding effect and sales results that reflect our brand partners’ individual e-commerce objectives. We believe our end-to-end, omni-channel brand e-commerce capabilities help broaden our revenue sources, maximize our value propositions to brands, and deepen brand entrenchment and loyalty.

Scalable and Robust Proprietary Technology

Technology is key to our success and rapid expansion. We have developed robust technology infrastructure and proprietary systems on both personal computers and mobile devices that can be seamlessly integrated with our brand partners’ back-end systems to enable automated inventory tracking, order fulfillment, billing and payment settlement, logistics management as well as consumer data tracking and analytics. The scalability of our systems, built on modular implementation and deep vertical knowledge across the e-commerce value chain, allows us to provide customized solutions efficiently across categories and support a growing array of transactions as we add new brands, integrate new channels and accommodate peaks and surges in consumer demand. The scalability of our technology was demonstrated by our success in handling approximately 4.6 million orders during the Singles Day promotion in 2016, compared to the daily average of 41,000 orders generated in the first nine months of 2016. This represented a significant improvement in our service efficiency compared with Singles Day in 2014 and 2015, when we handled approximately 1.1 million and 2.7 million total orders, respectively.

We believe our proprietary technology allows us to quickly scale up our business, keep us at the forefront of brand e-commerce service, and become an integral part of our brand partners’ operations. With our “NEBULA+” platform, we can quickly set up and operate our brand partners’ official brand stores and WeChat stores to provide rich features that enhance consumers’ online shopping experience, provide customized service catering to Chinese consumers’ habits and demands, and integrate and unify operation of official brand stores and WeChat stores. Our ShopDog O2O merchant tool allows brands to tightly integrate their inventories across offline and online channels, and to sell inventory in offline stores through online stores. After an order is placed online, ShopDog enables consumers to pick up, change or return the goods in offline retail stores, which enables brands to efficiently utilize offline stores for pickup and payment collection.

Proven Store Operation Capabilities and Fulfillment Infrastructure

We help our brand partners conduct e-commerce in China through capabilities that chaperone merchandise throughout the e-commerce life cycle.

•	Full Store Operation Capability and Customer Service: Our customizable offerings, including digital asset management, site authoring and content management, merchandising and allocation, payment integration and digital analytics, help us or our brand partners operate official brand stores and official marketplace stores more efficiently and effectively. We provide dedicated and seasoned store operations teams that are specifically assigned to our brand partners. Our store operations teams provide brand-oriented customer service to facilitate product sales.

•	Robust Logistics Capabilities: We partner with leading nationwide and local logistics service providers to ensure reliable, timely and cost-effective delivery through volume discounts and operational synergies. We are recognized by SF Express, one of the largest Chinese express delivery companies, as one of its top five customers in China. We are able to achieve next-day delivery in over 100 cities across China.
•	Advanced Warehousing Resources and Capabilities: We have established warehousing capacity with advanced warehouse management system to support our long-term growth. As of September 30, 2016, we operate eight warehouses with an aggregate gross floor area of 179,917 square meters and a capacity of 500,000 inbound pieces and 1,000,000 outbound pieces per day. Our warehouses are organized by product categories and provide category-tailored services, such as tailored shelf structure, separate floor space, customized rack dimensions and other value-added services, such as enhanced security and temperature control, which enables us to monitor each step of the fulfillment process. Equipped with advanced warehousing resources and capabilities, our wholly-owned warehousing and logistics solutions subsidiary, Baotong E-Logistics, become a partner of Cainiao in September 2016, which enables us to provide best-in-class services to a wider variety of merchants through integration with Cainiao’s logistics data platform. Our first premium warehouse, or the Baotong Cube, was opened in September 2016, which further strengthens our ability to provide automated storage, intelligent sorting and retrieval, and highly efficient packing and delivery allocation.

We believe our store operation capabilities and our logistics network and warehousing capabilities are crucial to our success and will continue to help us attract and retain brand partners.

Insightful and Effective Data Analytics and Digital Marketing Capabilities

We derive valuable consumer data and analytics through our proprietary Business Intelligence and CRM software and data mining systems, which enable real-time analysis of consumer behavior and transaction data across online and mobile channels. These help us create targeted and insightful marketing strategies for our brand partners that leverage the particular strengths of various channels for different marketing purposes, such as branding campaigns and special item promotions. For example, with strong market insights, we are able to help some brand partners launch targeted live-streaming campaigns on Tmall and design marketing plans on social media, such as WeChat. Intelligent tracking also helps us profile individual consumers and push more targeted product displays, searches and promotional campaigns, thereby increasing overall conversion rates and enhancing brand loyalty and consumer stickiness. We believe our digital marketing capabilities support and supplement our marketing acumen and will continue to give us an edge in advanced marketing strategies.

Proven and Experienced Management Team with Deep Industry Knowledge

We benefit from the steady leadership of a management team with rich operational experience and strong execution capabilities. Our co-founders and senior management team have an average of over ten years of experience in retail, global brand marketing, e-commerce, technology and finance that enable us to provide end-to-end, omni-channel solutions that help brands succeed in e-commerce in China. This group of industry veterans and their long-term teamwork are key to our continuing growth.

We have also established a young, talented and passionate mid-level management team that is in charge of key business functions. We believe that our cohesive, vibrant and brand-oriented corporate culture inspires and encourages innovation, and helps us attract, retain and motivate an aspiring team to drive our growth.

Our Strategies

Our goal is to be the leading global e-commerce service partner for brands. We plan to achieve our goal by pursuing the following key strategies:

Deepen Existing Relationships with Brands

As our brand partners continue to expand their e-commerce footprint in Asia, we intend to help enhance their online brand appeal and increase sales by implementing, among others, the following measures:

•	Maintain high performance. We strive to be trusted partners for brands by continuously exceeding their expectations. We will continue to bring our category expertise and creative vision to refine and enhance their marketing strategies and deliver optimal operational results.
•	Expand value-added solutions. Through our deep understanding of our brand partners’ e-commerce operations, comprehensive local market knowledge, and strong research and development capability, we aim to broaden our suite of services and introduce and sell more suitable value-added services to our existing brand partners, such as digital marketing services, data analytics, omni-channel operations, and execution of O2O strategies.
•	Become an integral part of brands’ growth strategy. We intend to deepen our understanding of our brand partners’ business goals, brand image and culture, and customer base, and lead our brand partners to design and execute their e-commerce strategies. We will continue to integrate e-commerce and technologically enabled marketing practices into our brand partners’ business plan and growth strategies at the outset. This helps ensure that we will continue to act as their trusted and indispensable partner and be their first choice for executing their e-commerce strategies.
•	Expand e-Commerce Solutions Business. In response to our brand partners’ demand for our expertise to help them expand their e-commerce business, we have extended our operational capabilities beyond mainland China and plan to continue enhancing our service capabilities outside of China. We have started providing end-to-end e-commerce solutions in Hong Kong and Taiwan, which enable us to better meet our brand partners’ demand.

Expand and Optimize our Brand Portfolio and Model Mix

We intend to expand our brand partner base. Specifically, we aim to:

•	Attract more leading global brands. We intend to capitalize on our established category expertise to attract more leading global brands, particularly those with enhanced needs for highly visible marketing campaigns and end-to-end e-commerce strategies.
•	Capture small to medium global and regional brands with high growth potential. We intend to add smaller global and regional brands with high growth potential to our portfolio as e-commerce platforms would be a lower-cost channel for them to enter the China market.
•	Focus on brands in more profitable categories. As we track consumer trends, we will proactively identify and adjust our emphasis to brands in more profitable product categories, such as apparel.
•	Explore new brand categories. We plan to expand into new categories with strong consumer demand, such as healthcare-related and infant and maternity categories.
•	Shift to brand partners under consignment model and service fee model. We will continue to optimize our business model mix and reduce inventory exposure by increasing the number of brand partners working with us under the consignment model and service fee model.

Strengthen our IT and Data Analytics Capabilities

We expect to continue to improve our IT capabilities and enrich our IT solutions to better service our brand partners’ demand by launching standardized software products to improve operational efficiency. We plan to continue enhancing our Business Intelligence software, improving our Shopdog O2O merchant tool to better integrate online and offline data, and optimizing our “NEBULA+” technology platform serving both official brand stores and official WeChat brand stores. We also intend to continue strengthening our research and development capacities by identifying and retaining qualified talents.

Enhance our Warehousing and Fulfillment Capabilities

We will continue to commit resources to expanding our warehousing and fulfillment infrastructure and improving the efficiency of our warehouse management system.

•	Improve our warehouse management system. We will continue to improve our warehouse management system with enhanced functionalities that allow us to intelligently choose optimal service providers for different brands/stores based on various metrics, such as location and cost. We also plan to develop testing modules in these systems, through which we can help our brand partners evaluate the impact of replacing logistics service providers. Externally, we expect to further integrate our warehouse management system with those of our brand partners and our logistics partners.
•	Strengthen and expand our warehousing and fulfillment infrastructure. We will continue to enhance the efficiency of our warehouses by improving their configuration and increasing investment in purpose-built and automated facilities. We plan to further expand our warehousing and fulfillment infrastructure by adding more warehouses in strategic locations across China to improve our nationwide fulfillment capabilities and support our long-term growth. We intend to further expand the total gross floor area of our warehouses and establish new warehouses to improve our fulfillment efficiency to our customer’s demands. We plan to prioritize areas where our brand partners have a critical mass of buyers and orders in order to achieve a faster return on our investment.
•	Expand warehousing and fulfillment services customer base. We have started to serve warehousing and fulfillment services customers who have not used our other e-commerce solutions and will continue to serve more of these customers who would like to rely on our superior warehousing and fulfillment capabilities. We have successfully cross-sold and will continue to cross-sell our other e-commerce solutions to these warehousing and fulfillment services customers. In September 2016, our wholly-owned warehousing and logistics solutions subsidiary, Baotong E-Logistics, became a partner of Cainiao, which enabled us to provide best-in-class service to a wider variety of merchants through integration with Cainiao’s logistics data platform. We will continue to deepen our cooperation with Cainiao to better serve its merchants.

Explore Opportunities in Expansion along e-Commerce Value Chain

We plan to continue exploring opportunities in developing closer relationship with brands and consumers.

•	Expand to Upstream of e-Commerce Value Chain towards Brands. We plan to establish closer relationships and enhance collaboration with different brands. In July 2016, we entered into a joint venture contract to establish an e-commerce joint-venture with CJ O Shopping, a division of CJ Group, a Korean culture and lifestyle conglomerate. Through this joint-venture, we plan to introduce highly attractive Korean brands to Chinese consumers and offer to manage their e-commerce operations and services. Going forward, we plan to continue to seek similar opportunities to gain access to more popular brands and establish closer collaboration with owners of popular brands.
•	Expand to Downstream of e-Commerce Value Chain towards Consumers. We also plan to explore opportunities to interact with consumers directly to better service their demands. For example, we began operation of Maikefeng, our online retail platform, in March 2014. We will continue to seek good opportunities to better engage and serve our consumers in an effective manner.

Selectively Pursue Strategic Alliances and Acquisition Opportunities for Industry Consolidation

We intend to selectively pursue strategic alliances, investments and potential acquisitions that are complementary to our business and operations, including opportunities that can help us strengthen our technology and digital marketing capabilities, expand our product categories and e-commerce solutions offerings, or enhance our mobile applications and platform. Our management will carefully evaluate strategic partnership, acquisition or investment opportunities and pursue optimal transaction structures.

Risks Associated with Our Business

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties, including those relating to our ability to:

•	manage risks associated with the growth of the e-commerce market in China;
•	retain and attract brand partners;
•	enhance cooperation with marketplaces and other channel partners;
•	gain further category expertise;

•	increase product sales;
•	increase services revenues;
•	manage risks resulting from any deterioration of our brand partners’ online sales, such as product liability claims brought against our brand partners or us due to sales of defective products;
•	innovate and grow our new product and service offerings;
•	manage our revenue and product mix;
•	effectively invest in our fulfillment infrastructure and technology platform; and
•	manage growth, costs and working capital.

We also face other challenges, risks and uncertainties that may materially and adversely affect our business, financial condition, results of operations and prospects. You should refer to “Risk Factors”, beginning on page 18, for a more detailed discussion of the risks involved in investing in our ADSs. For example, as holders of ADSs, you may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Corporate Structure

The following diagram illustrates our corporate structure and the place of incorporation of each of our significant subsidiaries and variable interest entity, or the VIE, as of the date of this prospectus:

Baozun Inc.
(Cayman Islands)
100%
100%
Baotong Hong Kong
Holding Limited
(Hong Kong)
Baozun Hong Kong
Holding Limited
(Hong Kong)
100%
100%
Baotong E-Logistics
Supply Chain (Suzhou) Co., Ltd.
(PRC)
Shanghai Baozun
E-Commerce Limited
(PRC)
Individual Shareholders
100%
100%
100%
Shanghai Bodao
E-Commerce Limited
(PRC)
Baozun Hongkong
Limited
(Hong Kong)
Shanghai Zunyi Business
Consulting Ltd.(1)
(PRC)
100%
Shanghai Fengbo
E-Commerce Limited
(PRC)
Direct Ownership
Contractual Arrangements

(1) Shanghai Zunyi is our VIE in China and is 80% owned by Mr. Vincent Wenbin Qiu and 20% owned by Mr. Michael Qingyu Zhang. It primarily serves as our platform for developing our Maikefeng business.

We have entered into contractual arrangements with Shanghai Zunyi and its shareholders, through which we exercise effective control over operations of Shanghai Zunyi and receive substantially all economic benefits generated from it. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of Shanghai Zunyi and thus consolidate its results in our consolidated financial statements. However, these contractual arrangements may not be as effective in providing us with control over the VIE as direct ownership of its equity interests. In addition, the VIE or its shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

Corporate Information

Our principal executive offices are located at Building B, No. 1268 Wanrong Road, Shanghai 200436, the People’s Republic of China. Our telephone number at this address is +86 21 8026-6000. Our registered office in the Cayman Islands is located at the offices of Novasage Incorporations (Cayman) Limited at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our corporate website is www.baozun.com. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we are permitted to rely on exemptions from some of the reporting requirements that are applicable to public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act of 2002 in the assessment of our internal control over financial reporting; and
•	not being required to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We have taken, and may continue to take, advantage of some of these exemptions until we are no longer an emerging growth company. We have, however, elected to “opt out” of the last exemption listed above and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) December 31, 2020, (b) the last day of the fiscal year in which we have total annual gross revenue of at least US$1 billion, (c) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds US$700 million as of the prior June 30, and (d) the date on which we have issued more than US$1 billion in non-convertible debt during the prior three-year period.

THE OFFERING

Offering price
US$12.25 per ADS
ADSs offered by us
3,000,000 ADSs
ADSs offered by the selling shareholders
3,000,000 ADSs (or 3,900,000 ADSs if the underwriters exercise their over-allotment option in full)
ADSs outstanding immediately after this offering
22,893,255 ADSs (or 23,483,255 ADSs if the underwriters exercise their over-allotment option in full)
Ordinary shares outstanding immediately after this offering
159,363,724 ordinary shares, comprising (i) 146,062,986 Class A ordinary shares, par value US$0.0001 per share, and (ii) 13,300,738 Class B ordinary shares, par value US$0.0001 per share.
The ADSs
Each ADS represents three Class A ordinary shares, par value US$0.0001 per share.
The depositary will hold the Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. If we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.
You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.
To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which was filed as an exhibit to our registration statement on the Form F-6 filed on May 8, 2015.
Over-allotment option
The selling shareholders have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 900,000 additional ADSs.
Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately US$33.1 million, after deducting underwriting discounts and the estimated offering expenses payable by us. We plan to use the net proceeds of this offering for our sales and marketing activities, our research and development activities, investment in technology infrastructure, expansion of our warehousing and fulfillment infrastructure, potential acquisitions, investments and alliances, and general corporate purposes. See “Use of Proceeds” for more information. We will not receive any proceeds from the ADSs sold by the selling shareholders.

Lock-up
We, our directors, executive officers, the selling shareholders and certain other shareholders have agreed with the underwriters not to sell, transfer or otherwise dispose of any of our Class A ordinary shares or ADSs representing our Class A ordinary shares for 90 days after the date of this prospectus, subject to certain exceptions. See “Underwriting.”
NASDAQ symbol
BZUN
Depositary
JPMorgan Chase Bank, N.A.
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following information in conjunction with our annual report on Form 20-F, as amended, for the year ended December 31, 2015, and our consolidated financial statements and related notes, our unaudited condensed consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, included elsewhere or incorporated by reference in this prospectus. Our summary consolidated statements of operations data for the years ended December 31, 2013, 2014 and 2015, and our consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements for the relevant periods incorporated in this prospectus by reference to our annual report for the year ended December 31, 2015 on Form 20-F filed with the Securities and Exchange Commission on April 8, 2016, as amended on June 1, 2016. Our summary consolidated statements of operations data for the years ended December 31, 2012 and our consolidated balance sheet data as of December 31, 2012 and December 31, 2013 have been derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus.

Our summary unaudited condensed consolidated statements of operations data for the nine months ended September 30, 2015 and 2016 and our unaudited condensed consolidated balance sheet data as of September 30, 2016 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. Our unaudited condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. Our historical results do not necessarily indicate our results expected for any future periods.

Consolidated Statement of Operations Information	For The Year Ended December 31,					For The Nine Months Ended September 30,
	2012	2013	2014	2015		2015	2016
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Net revenues
Product sales	819,422	1,274,746	1,187,162	1,940,649	291,017	1,183,216	1,405,485	210,765
Services	135,042	247,090	397,258	657,794	98,642	399,178	712,290	106,814
Total net revenues	954,464	1,521,836	1,584,420	2,598,443	389,659	1,582,394	2,117,775	317,579
Operating expenses(1)
Cost of products	(808,063)	(1,245,832)	(1,086,133)	(1,735,820)	(260,301)	(1,065,261)	(1,242,710)	(186,355)
Fulfillment	(72,026)	(116,432)	(168,130)	(325,159)	(48,760)	(186,898)	(313,156)	(46,960)
Sales and marketing	(78,633)	(146,202)	(226,952)	(403,519)	(60,511)	(241,108)	(411,959)	(61,777)
Technology and content	(6,554)	(16,120)	(63,607)	(59,946)	(8,989)	(40,735)	(66,332)	(9,947)
General and administrative	(33,461)	(38,160)	(96,911)	(73,678)	(11,049)	(48,866)	(62,124)	(9,316)
Other operating income (expenses), net	(122)	(75)	457	8,130	1,218	6,957	5,637	845
Total operating expenses	(998,859)	(1,562,821)	(1,641,276)	(2,589,992)	(388,392)	(1,575,911)	(2,090,644)	(313,510)
Income (loss) from operations	(44,395)	(40,985)	(56,856)	8,451	1,267	6,483	27,131	4,069
Other income (expenses)
Interest income	122	4,574	3,156	8,834	1,325	5,101	8,024	1,203
Interest expenses	(3,275)	(677)	(1,552)	—	—	—	—	—
Gain on disposal of investment	—	—	—	9,674	1,451	—	—	—
Exchange gain (loss)	314	(376)	(2,650)	(124)	(19)	57	(320)	(48)
Income (loss) before income tax and share of loss in equity method investment	(47,234)	(37,464)	(57,902)	26,835	4,024	11,641	34,835	5,224
Income tax (expense) benefit	—	(307)	(1,912)	6,022	903	3,177	(10,047)	(1,507)
Share of loss in equity method investment	—	—	—	(10,236)	(1,535)	(5,562)	—	—
Net income (loss)	(47,234)	(37,771)	(59,814)	22,621	3,392	9,256	24,788	3,717
Deemed dividend from issuance of preferred shares	(4,683)	—	(16,666)	—	—	—	—	—

Consolidated Statement of Operations Information	For The Year Ended December 31,					For The Nine Months Ended September 30,
	2012	2013	2014	2015		2015	2016
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Change in redemption value of convertible redeemable preferred shares	(16,231)	(61,435)	(79,169)	(25,332)	(3,799)	(25,332)	—	—
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	522	78
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(68,148)	(99,206)	(155,649)	(2,711)	(407)	(16,076)	25,310	3,795
Net loss per share attributable to ordinary shareholders of Baozun Inc.
Basic	(2.27)	(3.31)	(5.31)	(0.03)	(0.00)	(0.19)	0.17	0.03
Diluted	(2.27)	(3.31)	(5.31)	(0.03)	(0.00)	(0.19)	0.16	0.02
Net loss per ADS(2)
Basic	(6.81)	(9.93)	(15.93)	(0.08)	(0.01)	(0.56)	0.51	0.08
Diluted	(6.81)	(9.93)	(15.93)	(0.08)	(0.01)	(0.56)	0.47	0.07
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	29,983,883	29,983,883	29,314,067	102,987,119	102,987,119	86,820,988	149,016,689	149,016,689
Diluted	29,983,883	29,983,883	29,314,067	102,987,119	102,987,119	86,820,988	162,618,349	162,618,349
Non-GAAP Financial Measure(3):
Non-GAAP income (loss) from operations	(39,869)	(29,479)	28,107	33,646	5,046	24,181	52,203	7,829
Non-GAAP net income (loss)	(42,708)	(26,265)	25,149	47,816	7,171	26,954	49,860	7,477
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	(63,622)	(87,700)	(70,686)	22,484	3,372	1,622	50,382	7,555
Non-GAAP net income (loss) attributable to ordinary share-holders of Baozun Inc. per ADS:
Basic	(6.36)	(8.76)	(7.23)	0.65	0.10	0.06	1.01	0.15
Diluted	(6.36)	(8.76)	(7.23)	0.59	0.09	0.06	0.93	0.14

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For The Year Ended December 31,					For The Nine Months Ended September 30,
	2012	2013	2014	2015		2015	2016
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Fulfillment	(73)	(584)	(460)	(1,440)	(216)	(1,039)	(1,241)	(186)
Sales and marketing	(685)	(5,822)	(5,469)	(9,793)	(1,469)	(6,810)	(9,996)	(1,499)
Technology and content	(159)	(1,608)	(26,311)	(5,047)	(757)	(3,595)	(5,806)	(871)
General and administrative	(3,609)	(3,492)	(52,723)	(8,915)	(1,337)	(6,254)	(8,029)	(1,204)
Total	(4,526)	(11,506)	(84,963)	(25,195)	(3,779)	(17,698)	(25,072)	(3,760)
(2)	Each ADS represents three Class A ordinary shares.
(3)	See “— Non-GAAP Financial Measures”.

Selected Consolidated Balance Sheet Data	As of December 31,					As of September 30, 2016
	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Consolidated Balance Sheet Information
Cash and cash equivalents	270,077	154,156	206,391	787,257	118,056	661,407	99,184
Restricted cash	—	36,000	37,900	48,144	7,220	27,072	4,060
Accounts receivable, net	57,448	106,468	229,502	364,782	54,702	410,384	61,541
Inventories	72,412	133,347	242,978	334,347	50,138	357,387	53,593
Total assets	465,179	531,447	872,514	1,889,173	283,298	1,846,794	276,944
Accounts payable	56,978	173,810	300,007	457,493	68,605	378,842	56,811
Short-term borrowings	48,774	—	—	—	—	—	—
Total liabilities	144,504	225,082	393,458	654,702	98,178	600,490	90,050
Series A convertible redeemable preferred shares	44,187	49,710	55,924	—	—	—	—
Series B convertible redeemable preferred shares	162,195	180,182	202,125	—	—	—	—
Series C-1 convertible redeemable preferred shares	258,923	308,848	355,176	—	—	—	—
Series C-2 convertible redeemable preferred shares	—	—	37,630	—	—	—	—
Series D convertible redeemable preferred shares	—	—	150,430	—	—	—	—
Baozun Inc. Shareholder’s equity/(deficit)	(144,630)	(232,375)	(322,229)	1,234,471	185,120	1,246,826	186,972
Total liabilities, convertible redeemable preferred shares and equity	465,179	531,447	872,514	1,889,173	283,298	1,846,794	276,944

The following table sets forth the following operating data for each period indicated.

	For The Year Ended December 31,								For The Nine Months Ended September 30,
	2012		2013		2014		2015		2015		2016
Number of brand partners as of the period end(1)	56		71		93		113		109		127
Number of GMV brand partners as of the period end(2)	53		61		78		95		95		115
Total GMV(3) (RMB in millions)	1,460.0	(4)	2,620.8	(4)	4,248.9	(4)	6,735.3	(4)	3,777.1	(4)	6,461.2	(4)
Distribution GMV(5)	958.7		1,491.2		1,371.5		2,262.7		1,380.0		1,635.2
Non-distribution GMV(6)	501.3		1,129.6		2,877.4		4,472.6		2,397.1		4,826.0
Average GMV per GMV brand partner(7) (RMB in millions)	30		46		61		75		42		60

(1)	Brand partners are defined as companies for which we operate official brand stores or official marketplace stores under their brand names or have entered into agreements to do so.
(2)	GMV brand partners are defined as brand partners that contributed to our GMV during the respective periods.
(3)	GMV is defined as (i) the full value of all purchases transacted and settled on stores operated by us (including our Maikefeng platform but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.
(4)	GMV of our Maikefeng platform was nil, nil, RMB33.9 million, RMB213.5 million (US$32.0 million), RMB126.6 million, and RMB122.3 million (US$18.3 million) in year 2012, 2013, 2014, 2015, and the nine months ended September 30, 2015 and 2016, respectively.

(5)	Distribution GMV refers to the GMV under the distribution business model.
(6)	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.
(7)	Average GMV per GMV brand partner is calculated by dividing GMV (excluding Maikefeng) by the average number of GMV brand partners as of the beginning and end of the respective periods.

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable our management to assess our operating results without considering the impact of share-based compensation expenses. We also believe that the use of the non-GAAP measures facilitate investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations and non-GAAP net income/(loss) is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, net income/(loss), net income (loss) attributable to ordinary shareholders of Baozun Inc., net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures for the year ended December 31, 2012, 2013, 2014 and 2015 and the nine months ended September 30, 2015 and 2016 to the nearest U.S. GAAP performance measures is provided below:

	For The Year Ended December 31,					For The Nine Months Ended September 30,
	2012	2013	2014	2015		2015	2016
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Income (loss) from operations	(44,395)	(40,985)	(56,856)	8,451	1,267	6,483	27,131	4,069
Add: Share-based compensation expenses	4,526	11,506	84,963	25,195	3,779	17,698	25,072	3,760
Non-GAAP income (loss) from operations	(39,869)	(29,479)	28,107	33,646	5,046	24,181	52,203	7,829
Net income (loss)	(47,234)	(37,771)	(59,814)	22,621	3,392	9,256	24,788	3,717
Add: Share-based compensation expenses	4,526	11,506	84,963	25,195	3,779	17,698	25,072	3,760
Non-GAAP net income (loss)	(42,708)	(26,265)	25,149	47,816	7,171	26,954	49,860	7,477
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(68,148)	(99,206)	(155,649)	(2,711)	(407)	(16,076)	25,310	3,795
Add: Share-based compensation expenses	4,526	11,506	84,963	25,195	3,779	17,698	25,072	3,760
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	(63,622)	(87,700)	(70,686)	22,484	3,372	1,622	50,382	7,555
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	(6.36)	(8.76)	(7.23)	0.65	0.10	0.06	1.01	0.15
Diluted	(6.36)	(8.76)	(7.23)	0.59	0.09	0.06	0.93	0.14
Weighted average shares used in calculating net income (loss)
Basic	29,983,883	29,983,883	29,314,067	102,987,119	102,987,119	86,820,988	149,016,689	149,016,689
Diluted	29,983,883	29,983,883	29,314,067	102,987,119	102,987,119	86,820,988	162,618,349	162,618,349

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

If the e-commerce market in China does not grow, or grows more slowly than we expect, demand for our services and solutions could be adversely affected.

Continued demand from our existing and potential brand partners to use our services and solutions depends on whether e-commerce will continue to be widely accepted. While online retail has existed in China since the 1990s, only recently have large online retail companies become profitable. The long-term viability and prospects of the online retail business in China remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

•	the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;
•	the trust and confidence level of online retail consumers in China, as well as changes in consumers’ demographics, tastes and preferences;
•	whether alternative retail channels or business models that better address the needs of consumers emerge in China; and
•	the development of fulfillment, payment and other ancillary services associated with online purchases.

If consumer utilization of e-commerce channels in China does not grow or grows more slowly than we expect, demand for our services and solutions would be adversely affected, our revenues would be negatively impacted and our ability to pursue our growth strategy would be compromised.

If the complexities and challenges faced by brand partners seeking to sell online diminish, or if our brand partners increase their in-house e-commerce capabilities as an alternative to our solutions and services, demand for our solutions and services could be adversely affected.

One of the key attractions of our solutions and services to brand partners is our ability to help address the complexities and difficulties they face in the e-commerce market in China. If the level of such complexities and difficulties declines as a result of changes in the e-commerce landscape or otherwise, or if our brand partners choose to increase their in-house support capabilities as an alternative to our e-commerce solutions and services, our solutions and services may become less important or attractive to our brand partners, and demand for our solutions and services may decline.

Our success is tied to the success of our existing and future brand partners for which we operate brand e-commerce business.

Our success is substantially dependent upon the success of our brand partners. As we continue to expand and optimize our brand partner base, our future success will also be tied to the success of our future brand partners. We cannot assure you that our efforts to optimize our brand partner base will be successful or will not have any material adverse impact on our business performance or results of operation. The retail business in China is intensely competitive. If our brand partners were to experience any significant decline in their online sales due to any reason such as newly identified quality or safety issues or decreased popularity of their products, or if they were to have any financial difficulties, suffer impairment of their brands or if the profitability of, or demand for, their products decreases for any other reason, it could adversely affect our results of operations and our ability to maintain and grow our business. Our business could also be adversely affected if our brand partners’ product sales, marketing, brands or retail stores are not successful or if our brand partners reduce their marketing efforts.

If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.

We provide brand e-commerce service to brand partners primarily pursuant to annual and bi-annual contractual arrangements. These contracts may not be renewed or, if renewed, may not be renewed on the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners’ renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our services and solutions and our fees and charges, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners, which we collectively refer to as net revenues “related to” these brand partners in order to assess our overall business relationship with them. In 2015, net revenues related to our top two brand partners comprised approximately 30.5% and 20.7% of our total net revenues, respectively. In the nine months ended September 30, 2016, net revenues related to our top three brand partners comprised approximately 20.5%, 18.2% and 11.3% of our total net revenues, respectively. Some of our other brand partners also contributed significantly to our total GMV while our net revenues related to them were less significant (each less than 10% of our total net revenues in 2015 and in the nine months ended September 30, 2016) as they mainly utilized our capabilities under the service fee model or consignment model and therefore we did not generate any product sales revenue related to them. However, if such a brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. Net revenues related to our top 10 brand partners in the aggregate comprised approximately 78.4% and 74.8% of our total net revenues in 2015 and in the nine months ended September 30, 2016, respectively. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

Some of our existing brand partners do not allow us to sell products of, or provide similar services to, their competitors, which has restricted and may continue to restrict the development and expansion of our business, including without limitation, the business operation of Maikefeng, our online retail platform that we launched in 2014. We have a variety of products on Maikefeng, some of which may be manufactured or distributed by competitors of our existing brand partners. If the operation of Maikefeng is considered by such brand partners as a breach under relevant distribution and service contracts with them, they may request an early termination of such contracts and claim for damages or other liabilities against us, as a result of which our business operations and reputations may be materially and adversely affected. Further, with the expansion in our business, we may be subject to similar non-compete restrictions requested from existing and future brand partners. Compliance with such restrictions will limit our ability to expand our business. If we are found by these brand partners to be in violation of the non-compete restrictions, we may be subject to breach liabilities, as a result of which our financial condition and results of operations may be materially and adversely affected.

If we fail to maintain our relationships with e-commerce channels, or if e-commerce channels otherwise curtail or inhibit our ability to integrate our solutions with their channels, our solutions would be less appealing to existing and potential brand partners.

We generate a substantial majority of our revenues from the solutions we provide on e-commerce channels, including but not limited to marketplaces, social media and mobile channels. These e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our solutions with their channels.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our brand partners’ ability to use our solutions to sell their products on those channels, or may adversely affect GMV that our brand partners can sell on those channels or reduce the desirability of selling on those channels. Further, these channels could decide to acquire similar capabilities that we possess and compete with us. Any of these could cause our brand partners to re-evaluate the value of our solutions and services and potentially terminate their relationships with us, which would have a material adverse effect on our results of operations.

We rely on the success of certain e-commerce channels such as Tmall.

A substantial majority of our GMV is derived from merchandise sold or services rendered on Tmall. If e-commerce channels such as Tmall are not successful in attracting consumers or their reputations are adversely affected for whatever reasons, our brand partners may cease to sell their products on these channels. As our results of operations rely on the solutions we provide on these e-commerce channels, a decrease in the use of these channels would reduce demands for our services, which would adversely affect our business and results of operations.

We rely in part on a pricing model under which a variable portion of the revenues we generate from our brand partners is based upon the amount of GMV, and any change in the attractiveness of that model may adversely affect our financial results.

We have adopted a pricing model under which a portion of the revenues we generate from our brand partners is variable based on our GMV. If our GMV were to decline, or if our brand partners were to demand fixed pricing terms that do not provide for any variability based on the full value of all purchases transacted and settled on the stores operated by us, our revenues and profitability may be adversely affected.

We may not be able to compete successfully against current and future competitors.

We face intense competition in the market for brand e-commerce solutions and services, and we expect competition to continue to intensify in the future. Increased competition may result in reduced pricing for our services and solutions or a decrease in our market share, any of which could negatively affect our ability to retain existing brand partners and attract new brand partners, our future financial and operating results, and our ability to grow our business.

A number of competitive factors could cause us to lose potential sales or to sell our services and solutions at lower prices or at reduced profitability, including:

•	Potential brand partners may choose to continue using or developing applications or building e-commerce teams or infrastructures in-house, rather than paying for our solutions and services;
•	The e-commerce channels themselves, which typically offer, often free, software tools that allow brand partners to connect to the e-commerce channels, may decide to compete more vigorously with us;
•	Competitors may adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in brand partners’ requirements, and devote greater resources to the promotion and sales of their products and services than we can;
•	Current and potential competitors may offer software that addresses one or more online channel management functions at a lower price point or with greater depth than our solutions and may be able to devote greater resources to those solutions than we can; and
•	Software vendors could bundle channel management solutions with other solutions or offer such products at a lower price as part of a larger product sale.

In addition, competition may intensify as our competitors raise additional capital and as established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our business and our operating and financial results could be adversely affected.

Material disruption of e-commerce channels could prevent us from providing services to our brand partners and reduce sales in stores operated by us.

E-commerce channels could cease operations unexpectedly due to a number of events, including interruptions in telecommunication services, computer viruses and unlawful access to e-commerce channels. Any material channel downtime or disruption could prevent us from providing services to our brand partners and reduce sales in stores operated by us. Because we operate on a limited number of e-commerce channels, the adverse effects of such downtime and disruption could be significant to our operations as a whole.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our platform could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain brand partners and provide quality customer services. Any system interruptions caused by telecommunications failures, errors encountered during system upgrades or system expansions, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our technology platform, degraded order fulfillment performance, or additional shipping and handling costs may, individually or collectively, materially and adversely affect our business, reputation, financial condition and results of operations.

In addition, any system failure or interruption could cause material damage to our reputation and brand image if our systems are perceived to be insecure or unreliable. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill consumers’ orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. We have experienced in the past and may experience in the future such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could materially and adversely affect our business, reputation, financial condition and results of operations.

Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

We have historically incurred significant net losses. Although we have achieved profitability since 2015, we may not be able to maintain profitability.

We incurred net losses of RMB37.8 million and RMB59.8 million during the years ended December 31, 2013 and 2014, respectively. Although we recorded net income of RMB22.6 million (US$3.5 million) during the year ended December 31, 2015 and net income of 24.8 million (US$3.7 million) during the nine months ended September 30, 2016, we may not be able to continue to achieve profitability and even if we were able to continue to attain profitability on an annual basis, we may not be able to sustain profitability on a quarterly basis. We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase the scale of our operations. In addition, since the completion of our initial public offering in May 2015, our general administrative expenses have and might continue to increase due to additional operational and reporting costs associated with being a public company. To continue to achieve profitability, we will need to increase our revenue sufficiently to offset these higher expenses or increase sales of the products and services that have higher profitability or significantly reduce our expense level and if we are forced to reduce our expenses, our growth strategy could be compromised. If we are not able to maintain profitability, the value of our company and our ADSs could decline significantly.

In addition, our growth and profitability are affected by our revenue mix, which may vary over time because we work with our brand partners under different combinations of business models to achieve their objectives. Accordingly, our historical performance may not be indicative of future operating results.

We may not be successful in growing our Maikefeng platform.

In March 2014, we launched our online retail platform, Maikefeng, which offers authentic and high-quality products at discounted prices through our Maikefeng mobile application. In May 2015, we opened up our Maikefeng platform to third-party sellers to diversify its product offerings and improve operational efficiency. We review the performance of our Maikefeng business as a separate segment and we recorded operating loss of RMB17.1 million, RMB55.3 million (US$8.3 million), RMB31.7 million and RMB47.6 million (US$7.1 million) from this segment in year 2014, 2015 and the nine months ended September 30, 2015 and 2016, respectively. We may not be able to increase GMV from Maikefeng segment as we have had a relatively short history in operating an online retail platform and we completed the transition of Maikefeng from a proprietary retail channel to an open marketplace only in May 2015. The operational mechanism is relatively new to us and the supplier relationships, customer acquisition dynamics and other requirements for our online marketplace may not be the same as those for our online direct sales operations, which may create challenge to the management of our Maikefeng platform. In addition, we do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products sold directly by ourselves. If any third-party seller does not control the quality of the products that it sells on our platform, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells certain products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form contract with third-party seller, the reputation of our platform and our brand may be materially and adversely affected, and we could face claims that we should be held liable for losses. If we cannot successfully address new challenges and compete effectively, we may not be able to recover costs of our investments and eventually achieve profitability, and our future results of operations and growth prospects may be materially and adversely affected.

Our expansion into new product categories may expose us to new challenges and more risks.

We currently serve brand partners in the apparel, appliances, electronics, home, food and health, cosmetics, insurance and automobile categories. In the future, we may provide services to brand partners in new product categories in which we have limited experience and operating history. This may make predicting our future results of operations more difficult than it otherwise would be. Therefore, our past results of operations should not be taken as indicative of our future performance. If we cannot successfully address new challenges and compete effectively, we may not be able to recover costs of our investments and eventually achieve profitability, and our future results of operations and growth prospects may be materially and adversely affected.

Our results of operations are subject to fluctuations due to the seasonality of our business and other events.

We have experienced and expect to continue to experience seasonal fluctuations in our revenues. These seasonal patterns have caused and will continue to cause fluctuations in our operating results. Our results of operations historically have been seasonal primarily because consumers increase their purchases during particular promotional activities, such as Singles Day (which is an online sales promotion event and falls on November 11 of each year) and the impact of seasonal buying patterns within certain categories such as apparel. In addition, we generally experience a lower level of sales activity in the first quarter due to the Chinese New Year holiday, during which consumers generally spend less time shopping online and businesses in China are generally closed.

In anticipation of increased sales activity during holiday seasons, we increase our inventory levels and incur additional expenses such as by hiring a significant number of temporary employees to supplement our permanent staff. If our revenues are below seasonal expectations during these dates, our operating results could be below the expectations of securities analysts and investors. Due to the nature of our business, it is difficult to predict the seasonal pattern of our sales and the impact of this seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer service operations, fulfillment operations and shipment activities and may cause a shortfall in revenues compared to expenses in a given period. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

In addition, if too many consumers access the online stores operated by us within a short period of time due to increased promotions or other demand, we may experience system interruptions that make such online stores unavailable or prevent us from transmitting orders to our fulfillment operations, which may reduce the volume of transactions in the stores that we operate as well as the attractiveness of such online stores to consumers. In anticipation of increased sales activity during holiday seasons, we and our brand partners increase our inventory levels. If we and our brand partners do not increase inventory levels for popular products in sufficient amounts or are unable to restock popular products in a timely manner, we and our brand partners may fail to meet customer demand which could reduce the attractiveness of such online stores. Alternatively, if we overstock products, we may be required to take significant inventory markdowns or write-offs, which could reduce profits.

We have experienced rapid growth in recent years, and failure to adequately manage our expansion could impair our ability to deliver high-quality solutions to our brand partners.

Expansion has placed and continues to place significant strain on our management and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with our brand partners, suppliers, third-party merchants and other service providers. All of these endeavors involve risks and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

Our investments in other entities may not be successful and we may incur significant losses as a result.

We have made investments in third parties that are complementary to our business and operations. In the future, we may pursue strategic alliances or joint ventures and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us promote our solutions to new brand partners, expand our service offerings and improve our technology infrastructure. Strategic alliances or joint ventures with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

In addition, we may not be successful in achieving the strategic objective upon which any given investment or joint venture is premised, and we could lose all or part of our investment. For example, we recorded a net loss of RMB0.6 million on our investment in Automoney Inc., or Automoney, an automobile performance solution provider in the PRC which we jointly established with an unrelated party investor, in 2015. We may be required to perform impairment assessment and recognize impairment loss on any of our other investments in the future. Any such losses may have a material adverse effect on our results of operations, and in particular, our net income or loss.

We may fail to expand effectively to international markets.

We have been expanding and will continue to expand our business internationally, which may cause our business to be susceptible to international business risks and challenges. We started offering our brand partners end-to-end solutions in Hong Kong in 2013. In October 2014, we established Taiwan Baozun Corporation, a wholly-owned subsidiary, to expand our provision of brand e-commerce service to Taiwan. In October 2015, we established Baozun (Japan) Limited, a wholly-owned subsidiary, seeking to introduce more Japanese brands to Chinese consumers. In September 2016, we established our joint venture of Shanghai Baozun-CJ

E-commerce Co., Ltd., or Baozun-CJ, to introduce highly sought-after Korean brands to Chinese consumers. International operations are subject to inherent risks and challenges that could adversely affect our business, such as compliance with international legal and regulatory requirements and managing fluctuations in currency exchange rates. We cannot assure you that our various international expansion efforts can be completed as planned or achieve the intended results. Any negative impact from our international business efforts could also negatively impact our business, operating results and financial conditions as a whole. In addition, we may face additional competition from local companies. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, local customers.

If we fail to manage our accounts receivable and inventories effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Under the distribution model, we generally grant a credit period of no more than two weeks to the customers of our products. Under the service fee model, we normally charge service fees from our brand partners with a credit period of one month to four months. As of December 31, 2014, December 31, 2015, and September 30, 2016, our accounts receivables amounted to RMB229.5 million, RMB364.8 million (US$54.7 million), and RMB410.4 million (US$61.5 million), respectively. Our accounts receivables turnover days were 39 days, 42 days, and 50 days in 2014, 2015 and in the nine months ended September 30, 2016. The increases in the amount of our accounts receivables and the accounts receivables turnover days were due to the increase in our revenues generated from services.

Our inventories have increased significantly in recent periods, from RMB243.0 million as of December 31, 2014 to RMB334.3 million (US$50.1 million) as of December 31, 2015, and to RMB357.4 million (US$53.6 million) as of September 30, 2016. These increases in our inventories reflected the additional inventories required to support our expanded sales volumes.

The amount and turnover days of our accounts receivables and inventories may continue to increase, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be materially and adversely affected.

We rely on our ability to enter into marketing and promotional arrangements with online services, search engines, directories and other websites to drive traffic to the stores we operate. If we are unable to enter into or properly maintain these marketing and promotional arrangements, our ability to generate revenue could be adversely affected.

We have entered into marketing and promotional arrangements with online services, search engines, directories and other websites to provide content, advertising banners and other links to our brand partners’ e-commerce businesses. We expect to rely on these arrangements as significant sources of traffic to our brand partners’ e-commerce businesses and to attract new brand partners. If we are unable to maintain these relationships or enter into new arrangements on acceptable terms, our ability to attract new brand partners could be harmed. Further, many of the parties with which we may have online advertising arrangements provide advertising services for other marketers of goods. As a result, these parties may be reluctant to enter into or maintain relationships with us. Failure to achieve sufficient traffic or generate sufficient revenue from purchases originating from third parties may limit our brand partners’ and our ability to maintain market share and revenue.

We may not be able to respond to rapid changes in channel technologies or requirements.

The e-commerce market is characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for our brand partners to be able to sell their merchandise on particular channels. Our ability to retain existing brand partners and attract new brand partners depends in large part on our ability to enhance and improve our existing solutions and introduce new solutions that can adapt quickly to these technological changes on the part of channels. To achieve market acceptance for our solutions, we must effectively anticipate and offer solutions that meet frequently changing channel requirements in a timely manner. If our solutions fail to do so, our ability to renew our contracts with existing brand partners and our ability to create or increase demand for our solutions will be impaired.

If we and our brand partners fail to anticipate changes in consumers’ buying preferences and adjust product offering and merchandising of the stores that we operate accordingly, our results of operation may be materially and adversely impacted.

Our success depends, in part, upon our ability and our brand partners’ ability to anticipate and respond to consumer trends with respect to products sold through the stores that we operate. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. Our dedicated store operation teams work closely with our brand partners to manage inventory and site content of the brand stores that we operate. In order to be successful, we and our brand partners must accurately predict consumers’ tastes and avoid overstocking or understocking products. If we or our brand partners fail to identify and respond to changes in merchandising and consumer preferences, sales on our brand partners’ e-commerce businesses could suffer and we or our brand partners could be required to mark down unsold inventory, which could negatively impact our financial results.

Any deficiencies in China’s telecommunication infrastructure could impair our ability to provide e-commerce solutions to our brand partners and materially and adversely affect our results of operations.

Our business depends on the performance and reliability of the telecommunication infrastructure in China. The availability of our technology platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. Almost all access to the internet and mobile network is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and service providers to present our internet platform to consumers. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent brand partners from utilizing our technology platform, and frequent interruptions could frustrate consumers and discourage them from attempting to place orders, which could cause us and our brand partners to lose consumers and adversely affect our results of operations.

Software failures or human errors could cause our solutions to oversell our brand partners’ inventory or misprice their offerings, which would hurt our reputation and reduce demand for our services and solutions.

Some of our brand partners rely on our solutions to automate the allocation of their inventories simultaneously across multiple online channels, as well as to ensure that their sales comply with the policies of each channel. In many instances, our personnel operate our solutions on behalf of our brand partners. In the event that our solutions do not function properly, or if there are human errors on the part of our service staff, our brand partners might inadvertently sell more inventories than they actually have in stock or make sales that violate channel policies. Overselling their inventories could force our brand partners to cancel orders at rates that violate channel policies. Errors in our software or human error could cause transactions to be incorrectly processed that would cause GMV and, as a result, our fees to be overstated. We have experienced rare instances of such errors in the past and might experience similar occurrences in the future could reduce demand for our solutions and hurt our business reputation. Brand partners could also seek recourse against us in these cases.

Any suspension or termination of our cooperation with Cainiao may have a material and adverse effect on our business and results of operation.

In September 2016, we signed a warehousing service cooperation agreement with Zhejiang Cainiao Supply Chain Management Co., Ltd., a wholly-owned subsidiary of Cainiao, a logistics data platform operator affiliated with Alibaba Group, which allowed us to provide warehousing services to a wider variety of merchants through Cainiao’s logistics data platform. Operations of our warehouse and cooperation with Cainiao and any third-party seller are subject to challenges that could adversely affect our business. To guarantee our performance under the cooperation agreement with Cainiao, we are required to make a performance deposit with Cainiao and Cainiao may deduct from our deposit under certain circumstances if we fail to meet their standards. In addition, failure by us to comply with the terms of the cooperation agreement or any suspension or termination of our cooperation agreement with Cainiao could harm our reputation, reduce the utilization of our warehousing services, prevent us from enjoying the benefits provided by Cainiao’s logistics data platform, and thus materially and adversely affect our business operations and financial condition.

Any interruption in our fulfillment operations for an extended period may have an adverse impact on our business.

Our ability to process and fulfill orders accurately depends on the smooth operation of our fulfillment and logistics network and our ability to accurately take orders from Cainiao’s logistics data platform and fulfill the orders. Our fulfillment and logistics infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our fulfillment and logistics infrastructures were rendered incapable of operations, then we may be unable to fulfill any orders. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We depend on third-party delivery service providers to deliver products to consumers, and if they fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We rely on third-party delivery service providers to deliver products to consumers, and any major interruptions to or failures in these third parties’ delivery services could prevent the timely or successful delivery of products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If products are not delivered on time or are delivered in a damaged state, consumers may refuse to accept products and may claim refund from us or our brand partners, and brand partners may have less confidence in our services. As a result, we may lose brand partners, and our financial condition and reputation could suffer.

We are subject to third-party payment processing related risks.

We accept payments using a variety of methods, including online payments with credit cards and debit cards issued by major banks in China, payment through third-party online payment platforms such as Alipay and Tenpay, and payment on delivery. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profitability. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and payment on delivery options. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from consumers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to provide high-quality customer service, our business and results of operations may be materially and adversely affected.

We depend on our online customer service representatives in our customer service center to provide live assistance to online shoppers. If our online customer service representatives fail to satisfy the individual needs of customers, our brand partners’ sales could be negatively affected, and we may lose potential or existing brand partners, which could have a material adverse effect on our business, financial condition and results of operations.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our business generates and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;
•	addressing concerns related to privacy and sharing, safety, security and other factors; and
•	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Negative publicity, including negative internet postings, about us, our Baozun brand, management, brand partners and product offerings may have a material adverse effect on our business, reputation and the trading price of our ADSs.

Negative publicity about us, our Baozun brand, management, brand partners and product offerings may arise from time to time. Negative comments about the stores operated by us, products offered in such stores, our business operation and management may appear in internet postings and other media sources from time to time and we cannot assure you that other types of negative publicity of a more serious nature will not arise in the future. For example, if our customer service representatives fail to satisfy the individual needs of our consumers, our consumers may become disgruntled and disseminate negative comments about our product offerings and services. In addition, our brand partners may also be subject to negative publicity for various reasons, such as consumers’ complaints about the quality of their products and related services or other public relation incidents of such brand partners, which may adversely affect the sales of products of these brand partners in the stores operated by us and indirectly affect our reputation.

Moreover, negative publicity about other online retailers or e-commerce service providers in China may arise from time to time and cause consumers to lose confidence in the products and services we offer. Any such negative publicity, regardless of veracity, may have a material adverse effect on our business, our reputation and the trading price of our ADSs.

If counterfeit products are sold in the stores or platform we operate, our reputation and financial results could be materially and adversely affected.

We represent reputable brands, and we source goods from our brand partners directly or through third party procurement agents authorized by our brand partners. However, their measures of safeguarding against counterfeit products sold through e-commerce may not be adequate. Although we have indemnity clauses in most of our contracts with our brand partners, sales could decline and we may suffer reputational harm. We may be subject to sanctions under applicable laws and regulations if we are deemed to have participated or assisted in infringement activities associated with counterfeit goods, which may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to consumers. If consumers are injured by counterfeit products sold through the stores or platform we operate, we may be subject to lawsuits, severe administrative penalties and criminal liability. We believe our reputation is extremely important to our success and our competitive position. The discovery of counterfeit products sold through the stores or platform we operate may severally damage our reputation among brand partners, and they may refrain from using our services in the future, which would materially and adversely affect our business operations and financial results.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to supervision and regulation by relevant PRC government authorities, including without limitation the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information

Technology, or the MIIT, the State Administration for Industry and Commerce, or the SAIC, and the State Food and Drug Administration. These government authorities promulgate and enforce regulations that cover many aspects of operation of online retailing and distribution of products such as food and medical devices, including entry into these industries, scope of permitted business activities, licenses and permits requisite for business operation, and restriction on foreign investments. We are required to hold a number of licenses and permits in connection with our business operation. For example, we were historically required to obtain a food distribution permit to operate the food distribution business under the Administrative Measures on Food Distribution Permits, or the Food Distribution Measures, issued by the SAIC in July 2009. With the Administrative Measures for the Permit of Food Business released by China Food and Drug Administration in August 2015 and the abolishment of the Food Distribution Measures in November 2015, the food distribution permit would be gradually replaced by the food business permit commencing from October 2015, and we are required to apply for food business permits upon the expiration of the food distribution permits currently held by us. In addition, historically we were required to obtain the approval for the establishment of a foreign-invested enterprises engaging in the sales of goods over the internet under the Administrative Measures on Foreign Investment in the Commercial Sector, or the Commercial Sector Measures, issued by the MOFCOM in 2004 and amended in 2015. With the abolishment of the Commercial Sector Measures in November 2016, the establishment of a foreign-invested commercial enterprise specializing in online sales may be subject to filing with the competent counterpart of the MOFCOM. Meanwhile, the brand partners we partner with are also obliged to hold licenses and meet regulatory requirements in order for them to sell products themselves or through our e-commerce solutions. While we currently hold all material licenses and permits required for our business operations, we cannot assure you that we will not be required to renew these licenses and permits upon their expiration or to expand the current business scope of these licenses and permits or to obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us.

As e-commerce business via internet and mobile network is still evolving in China, new laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding interpretation and implementation of current and future PRC laws and regulations applicable to our business operations. We cannot assure you that our current business activities will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. For example, the MIIT released the new Classified Catalog of Telecommunications Services, or the Telecommunication Catalog, on December 29, 2015, which came into effect on March 1, 2016 and specifies that information services provided through mobile networks are recognized as internet information services, and service providers, like operators of mobile application stores, will be required to meet certain qualifications, including obtaining an ICP license covering internet information services rendered through mobile network. In addition, according to the Telecommunication Catalog and other MIIT rules, operating a marketplace platform that connects sellers and buyers is categorized as online data processing and transaction processing services, and therefore such service providers are required to obtain a value-added telecommunication license covering online data processing and transaction processing services. With the expansion of our business via mobile channels, in particular, because our Maikefeng platform now primarily serves as a marketplace platform, our PRC subsidiaries and variable interest entity may therefore be required to obtain such ICP license or expand the current scope of our ICP license held through our VIE to cover internet information services rendered through mobile network or to cover other scopes such as online data processing and transaction processing service that may be required by the government authorities from time to time.

If we fail to adapt to any new regulatory requirement or any competent government authority considers that we operate our business operation without any requisite license, permit or approval, or otherwise fails to comply with applicable regulatory requirements, we may be subject to administrative actions and penalties against us, including fines, confiscation of our incomes, revocation of our licenses or permits, or, in severe cases, cessation of certain business. In addition, if our brand partners are found by government authorities to have operated their business through us without requisite approvals, licenses or permits or otherwise to be in violation of applicable laws and regulations, they may be ordered to take rectification actions. Any of these actions may have a material and adverse effect on our business, financial condition and results of operations.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, or we may fail to extend or renew our current leases or locate desirable alternatives for our facilities on commercially acceptable terms, which could cause significant disruption to our business.

We leased 31 premises in Mainland China, Hong Kong and Taiwan for our offices, customer service center and warehouses as of September 30, 2016. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorizations from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

We may be subject to product liability claims that could be costly and time-consuming.

We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause personal injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. These claims will not be covered by insurance as we do not maintain any product liability insurance. Similarly, we could be subject to claims that consumers of the online stores operated by us or our Maikefeng platform were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us, it could adversely affect our business. We may have the right under applicable laws, rules and regulations to recover from the relevant brand partners’, manufacturers’ or distributors’ compensation that we are required to make to consumers or end users in connection with a product liability, personal injury or a similar claim, if such relevant party is found responsible. However, there can be no assurance that we will be able to recover all or any amounts from these parties. We have historically encountered some call back of the products sold to consumers through our online store due to defective products, which has caused adverse effect on our operations. Any future product liability claim or large scale of call back due to defective products discovered, regardless of its merit or success, could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on our business and financial condition.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth.

Competition for talent in the PRC e-commerce industry is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the e-commerce industry. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Particularly, our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of September 30, 2016, we employed a total of 294 logistics personnel. We may hire additional employees in connection with the strengthening of our fulfillment capabilities. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. It is also costly to employ qualified personnel who have the knowledge and experience of working with leading global brands. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

Increases in labor costs or restrictions in the supply of labor in China may materially and adversely affect our business, financial condition and results of operations.

We currently use workers dispatched by third-party labor service agents to provide customer service and perform fulfillment function. As of September 30, 2016, approximately 15.4% of our work force was dispatched by third-party labor service agents. Such labor arrangement does not fully comply with the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, issued in January 2014, which became effective on March 1, 2014, that provides the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its work force. These Interim Provisions require us to formulate a plan to reduce the number of our dispatched contract workers to comply with such statutory requirement prior to March 1, 2016. An employer is not permitted to hire any new dispatched contract worker until the number of its dispatched contract workers has been reduced to below 10% of the total number of its employees. In addition, under the Labor Contract Law amended on December 28, 2012, labor dispatch is only allowed to apply to provisional, auxiliary or substitutive positions. As such, we may need to adjust our staffing arrangements which may result in an increase in our labor cost.

As of the date of this prospectus, we have not received any warning or notice of potential negative action by relevant labor authorities regarding our labor dispatch arrangement. However, if we are found to be in violation of the rules regulating dispatched contract workers, we may be ordered to rectify the noncompliance by entering into written employment contracts with our dispatched contract workers, and if we fail to rectify within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 (US$750) to RMB10,000 (US$1,500) per dispatched worker.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our business generates and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling and protecting large volumes of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
•	addressing concerns related to privacy and sharing, safety, security and other factors; and
•	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. The New National Security Law covers various types of national security including technology security and information security. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. In particular, we are obligated under the New National Security Law to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to PRC government authorities and military institutions for compliance with the New National Security Law, which may result in additional expenses to us and subject us to negative publicity which could harm our reputation with users and negatively affect the trading price of our ADSs. There are uncertainties on how the New National Security Law will be implemented in practice. PRC regulators, including the National People’s Congress Standing Committee, the MIIT and the Cyberspace Administration, have been increasingly focused on regulation in the areas of data security and data protection. For example, the National People’s Congress Standing Committee promulgated the Cybersecurity Law on November 7, 2016, which will become effective on June 1, 2017, and strengthens the administration on cyber security. See “ — Substantial uncertainties exist with respect to the newly enacted Cybersecurity Law as well as any impact it may have on our business operations.” We expect that these areas will receive greater attention and focus from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and, subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected.

As we expand our operations, we will be subject to additional laws in other jurisdictions where our brand partners, consumers and other customers are located. The laws, rules and regulations of other jurisdictions may be at a more mature stage of development, be more comprehensive and nuanced in their scope, and impose more stringent or conflicting requirements and penalties than those in China, compliance with which could require significant resources and costs. Any failure, or perceived failure, by us to comply with our privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Substantial uncertainties exist with respect to the newly enacted Cybersecurity Law as well as any impact it may have on our business operations.

On November 7, 2016, China enacted its Cybersecurity Law, which will take effect on June 1, 2017, to establish more stringent requirements for network operators. Among others, network operators in the PRC are required to take necessary actions to prevent security attacks and data loss, including data classification and backup and encryption. Furthermore, the Cybersecurity Law systematically specifies requirements on user information protection applicable to network operators, who are prohibited from disclosing without permission or selling individual information with limited exceptions. When network operators become aware of any information that is prohibited by laws and administrative regulations, they are required to immediately cease transmission of such information, and take measures such as deletion of relevant information to prevent its dissemination. Operators must maintain a record of these incidents when they occur and report them to the relevant authorities, who may also request for such reports. Where any prohibited information comes from outside the territory of China, the authorities may additionally request that all relevant institutions take measures to stop the flow of such prohibited information.

We may be deemed a “network operators” and thus will be subject to the various requirements under the Cybersecurity Law. Furthermore, if we are deemed to be an operator of critical information infrastructure, we may be subject to higher standards. However, because the law is newly enacted, there remains high uncertainty in the interpretation and enforcement of the law. In particular, due to lack of details on the implementation of the Cybersecurity Law, we cannot assure you that we would be able to comply with the requirements in a timely manner. Failure to comply with the requirements may lead to fines, order of rectification, confiscation of illegal gains, revocation of the business permit or license and other government actions.

Finally, we procure equipment or software for storage, encryption and decryption from time to time. It remains unclear whether such equipment or software will fall into the category of the so-called “critical network equipment” or “dedicated network security products” due to lack of criteria or standards in the Cybersecurity Law. As such, we cannot assure that the equipment and software we have procured or may procure in the future comply with the requirements, and we may incur additional costs to comply with the requirements.

We may not be able to adequately protect our intellectual property rights.

We rely on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information.

Intellectual property protection may not be sufficient in China or other countries in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be accused of infringing intellectual property rights of third parties and violating content restrictions of relevant laws.

Third parties may claim that the technology or content used in our operation of online stores or our service offerings infringe upon their intellectual property rights. We have been in the past subject to non-material legal proceedings and claims relating to infringement of the intellectual property rights of others. The possibility of intellectual property claims against us increases as we continue to grow, particularly internationally. Such claims, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert such claims. In addition, we have registered or are in the process of registering some marks we used for our business but some of our applications have been or may be rejected by the governmental authority. As some third parties have already registered or may register the trademarks which are similar to the marks we used in our business, infringement claims may be asserted against us, and we cannot assure you that a government authority or a court will hold the view that such similarity will not cause confusion in the market. In this case, we may be required to explore the possibility of acquiring these trademarks from, or entering into exclusive licensing agreements with the third parties, which will cause us to incur additional costs.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. The PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of the information disseminated through the online stores operated by us were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity financing may dilute the interests of our shareholders, and debt financing, if available, may involve restrictive covenants and could restrict our operational flexibility and reduce our profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

We may not have sufficient insurance coverage.

We have obtained insurance to cover certain potential risks, such as property damage. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. This could leave us exposed to potential claims and losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

The financial soundness of financial institutions with which we place our cash and cash equivalents could affect our financial conditions, business and result of operations.

We place our cash and cash equivalents with authorized financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the State Council promulgated the Deposit Insurance Regulation, which requires banks registered within China to provide deposit insurance to depositors. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000 (US$74,979). Any deterioration of financial soundness of these banks or financial institutions or any failure of such deposit insurance to fully cover our bank deposits would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014 and increased uncertainty in the wake of the “Brexit” referendum in the United Kingdom in June 2016, in which the majority of voters voted in favor of an exit from the European Union, have resulted in an increase in volatility in the global financial markets. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and data center services industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 6.9% in 2015. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Any occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having the swine flu, avian influenza, SARS or Ebola, since this could require us or our business partners to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenues and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our buyers, sellers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We have been subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NASDAQ Global Select Market after the completion of our initial public offering in May 2015. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2016, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, when we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to our initial public offering in May 2015, we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2014, we and our auditors, an independent registered public accounting firm, identified one material weakness and one significant deficiency in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The material weakness identified was that we lacked formal process to identify and address risks of material misstatement related to U.S. GAAP reporting. The significant deficiency identified was that we lacked audit committee and internal audit function to establish formal risk assessment process and internal control framework. We have implemented a number of measures to address the material weakness and significant deficiency that have been identified in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2014. As of December 31, 2015, (i) based on the measures relating to formal process to identify and address risk of material misstatement related to U.S. GAAP reporting we implemented, we were able to downgrade the above mentioned material weakness to a significant deficiency; (ii) we established audit committee and internal audit function and related significant deficiency had been remediated. However, there is no assurance that we will not have any material weakness or additional significant deficiencies in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Furthermore, it is possible that, had our management prepared a report on the effectiveness of, or our independent registered public accounting firm conducted an audit of, our internal control over financial reporting, additional significant deficiencies or material weaknesses might have been identified.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

The audit report incorporated by reference into this prospectus is prepared by auditors who are not inspected by the PCAOB and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports incorporated by reference into this prospectus, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain types of internet businesses, such as internet information services, is subject to restrictions under applicable PRC laws, rules and regulations. For example, foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider. Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas. Although according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing

Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interests in the online data processing and transaction processing business (operational e-commerce) in China, other requirements provided by the Administrative Rules for Foreign Investments in Telecommunications Enterprises (such as the track record and experience requirement for a major foreign investor) still apply. It is unclear how this notice will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities.

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises, directly or indirectly. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services in China. We do not currently provide value-added telecommunication services because our sales of goods purchased by us does not constitute providing value-added telecommunication services. Our PRC consolidated VIE, Shanghai Zunyi, however, holds an ICP license and has developed an e-commerce platform for other trading parties. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang. Mr. Qiu and Mr. Zhang are both PRC citizens. We did not record any revenues from Shanghai Zunyi in 2012 and 2013, and revenues from Shanghai Zunyi contributed to 1.3%, 3.6%, 4.9% and 2.7% of our total net revenues in year 2014, 2015, and the nine months ended September 30, 2015 and 2016, respectively.

We entered into a series of contractual arrangements with Shanghai Zunyi and its shareholders, which enable us to:

•	exercise effective control over Shanghai Zunyi;
•	receive substantially all of the economic benefits of Shanghai Zunyi; and
•	have an exclusive option to purchase all or part of the equity interests and assets in Shanghai Zunyi when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Shanghai Zunyi and hence consolidate its financial results as our VIE.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. It is uncertain whether any new PRC laws or regulations relating to contractual arrangement structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft.

If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of our VIE;
•	shutting down our website, or discontinuing or restricting the conduct of any transactions between certain of our PRC subsidiaries and VIE;
•	imposing fines, confiscating the income from our VIE, or imposing other requirements with which we or our VIE may not be able to comply; or

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Shanghai Zunyi in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Shanghai Zunyi or our right to receive substantially all the economic benefits and residual returns from Shanghai Zunyi and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Shanghai Zunyi in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have an adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Although a substantial majority of our revenue has historically been generated by our PRC subsidiaries, we have relied and expect to continue to rely on contractual arrangements with Shanghai Zunyi and its shareholders to operate our Maikefeng platform and hold our ICP license to enable us to develop online marketplaces. Such contractual arrangements include: (i) an exclusive technology service agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; (ii) an exclusive call option agreement which will remain in effect until all the equity interests and assets that are the subject of such option agreement are transferred to Shanghai Baozun or its designated entities or individuals; (iii) a proxy agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; and (iv) equity interest pledge agreements which will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE.

If we had direct ownership of Shanghai Zunyi, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shanghai Zunyi, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. However, the shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIE. We may replace the shareholders of our VIE at any time pursuant to our contractual arrangements with it and its shareholders. However, if any dispute relating to these contracts or the replacement of the shareholders remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “— Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages. We cannot assure you such remedies will be effective. For example, if the shareholders of Shanghai Zunyi were to refuse to transfer their equity interest in Shanghai Zunyi to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. See “Risks Related to Doing Business in China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award enforcement proceedings, which would require additional expenses and delay.

Our VIE holds the ICP license and operates our Maikefeng platform. In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct the Maikefeng businesses may be negatively affected. Considering that the substantial majority of our revenues are currently generated from our subsidiaries instead of our VIE, we do not believe that any failure by us to exert effective control over our VIE would have an immediate material adverse effect on our overall business operations, financial condition or results of operations. However, the business operation of Shanghai Zunyi, our VIE, may grow in the future, and if we fail to maintain effective control over our VIE, we may not be able to continue to consolidate our VIE’s financial results with our financial results, and such failure could in the future materially and adversely affect our business, financial condition, results of operations and prospects.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are the shareholders of our VIE, Shanghai Zunyi. Mr. Qiu is our co-founder, chairman and chief executive officer, while Mr. Zhang is our co-founder. They may have potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive substantially all the economic benefits from it. For example, the shareholders may be able to cause our agreements with Shanghai Zunyi to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. Mr. Qiu is also a director of our company. We rely on Mr. Qiu and Mr. Zhang to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Shanghai Zunyi, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Shanghai Baozun, our wholly owned subsidiary in China, Shanghai Zunyi, our VIE in China, and its shareholders were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Shanghai Zunyi’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Shanghai Zunyi for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Shanghai Zunyi for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if they are required to pay punitive interest.

Risks Related to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Most of our operations are conducted in the PRC and a substantial majority of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

A substantial majority of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and VIE are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

We are subject to laws that are applicable to retailers, including advertising and promotion laws and consumer protection laws that could require us to modify our current business practices and incur increased costs.

As an online distributor of goods, we are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically. For example, we are subject to laws in relation to advertising and online promotion, such as the Advertising Law, Pricing Law, Anti-Unfair Competition Law, Interim Measures for the Administration of Internet Advertising, and also consumer protection laws that are applicable to retailers. In the past, we have been subject to non-material administrative proceedings and penalties due to non-compliances with such laws and regulations and may continue to be subject to allegations of non-compliance with such laws and regulations in the future. Such allegations, which may or may not have merit, may result in administrative penalties and other costs to us, and we may need to adjust some of our advertising and promotional practices as a result.

If these regulations were to change or if we are found to be in violation with them, we may need to spend additional costs to rectify non-compliance, adjust our business practices and could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered by us and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthened the protection of consumers and imposed more stringent requirements and onerous obligations on businesses, especially businesses that operate on the internet.

Pursuant to the amended Consumer Protection Law, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchase the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods online may claim damages against sellers. Moreover, if we deceive consumers or knowingly sell substandard or defective products, we would not only be required to compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

Operators of online marketplace platforms, such as our VIE with respect to Maikefeng and Tmall and JD.com who have partnered with us, are also subject to stringent obligations under the amended Consumer Protection Law. For example, where platform operators are unable to provide the real names, addresses and valid contact details of the sellers, the consumers may also claim damages from the platform operators. Operators of online marketplace platforms that know or should have known that sellers use their platforms to infringe upon legitimate rights and interests of consumers but fail to take necessary measures will bear joint and several liabilities with the sellers. As such, we are subject to such risks as the operator of Maikefeng platform. In addition, operators of online marketplace platforms that we partner with may take measures and impose stricter requirements on us or our brand partners as a reaction to their enhanced obligations under the amended Consumer Protection Law.

Similar legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations or to satisfy compliance requests from the marketplace platforms we partnered with, which may increase our costs and materially limit our ability to operate our business.

The regulation of the CSRC and other regulations establish more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the CSRC, and the SAFE, jointly adopted the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Fangda Partners, that the CSRC approval is not required in the context of our initial public offering because (i) when we set up our offshore holding structure, Shanghai Baozun, currently our major PRC subsidiary, was a then existing foreign-invested entity and not a PRC domestic company as defined under the M&A rules, and the acquisition by Baozun Hong Kong Holding Limited of all the equity interest in Shanghai Baozun was not subject to the M&A Rules; and (ii) there is no statutory provision that clearly classifies the contractual arrangement among our PRC subsidiary, Shanghai Baozun, and our PRC VIE, Shanghai Zunyi and its shareholders as transactions regulated by the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented, and the opinion of our PRC counsel is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our initial public offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, our proposed formation of joint venture with, or acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million (US$60 million) in the year prior to any proposed joint venture formation or acquisition would be subject to MOFCOM merger control review. As a result of our size, many of the transactions we have taken or may undertake could be subject to MOFCOM merger review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, MOFCOM has not accepted merger control filings for any transaction involving parties that adopt a variable interest entity structure. If MOFCOM’s practice remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether transactions that we have taken or may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete large acquisitions in the future in a timely manner or at all.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration under SAFE Circular 37 from June 1, 2015. Beneficial owners of the special purpose vehicle who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status.

Mr. Vincent Wenbin Qiu, Mr. Junhua Wu and Mr. Michael Qingyu Zhang have completed initial filings with the local counterpart of SAFE relating to their investments in us. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC — resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our foreign-invested enterprises.

We may transfer funds to our directly owned subsidiaries which are foreign-invested enterprises, or the FIEs under PRC laws or finance such FIEs by means of shareholder loans or capital contributions upon completion of this offering. Any such loans to our FIEs cannot exceed statutory limits, which is either the difference between the registered capital and the total investment amount of such FIE or a multiple of the FIE’s net assets in the previous year, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to FIEs shall be field with the MOFCOM or its local counterparts. We may not be able to obtain these government registrations, filing or approvals on a timely basis, if at all. If we fail to receive such registrations, filing or approvals, our ability to provide loans or capital contributions to the FIEs in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. SAFE promulgated Circular 45 on November 16, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if proceeds of such loans have not been utilized. Violations of Circular 142 or Circular 45 may result in severe penalties. On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular 142 are lifted. Under SAFE Circular 19, the settlement of foreign exchange by foreign invested enterprises shall be governed by the policy of foreign exchange settlement at will. However, SAFE Circular 19 also reiterates that the settlement of foreign exchange shall only be used for purposes within the business scope of the foreign invested enterprises. As a result, the applicable circulars may significantly limit our ability to transfer the net proceeds from our initial public offering and subsequent offerings or financings to our FIEs, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. We and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Share Option Rules, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law. Shanghai Baozun Wujiang Branch has already completed the SAFE registration under the Share Option Rules.

In addition, the State Administration of Taxation has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units, or RSUs, vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs. In addition, the sales of our ADSs or shares held by such PRC individual employees after their exercise are also subject to PRC individual income tax. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the VIE, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of September 30, 2016, we had restricted net assets of RMB424.6 million (US$63.7 million).

Limitations on the ability of the VIE to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009 with retroactive effect from January 1, 2008. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC tax law.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by such investors are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the shareholders, business model and organizational structure of an overseas enterprise; the income tax payable abroad due to the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under Circular 698 and Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing. As a result, we may be required to expend valuable resources to comply with Circular 698 and Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations. In addition, the sales of our ADSs or shares held by our PRC individual employees after their exercise under relevant incentive plans are also subject to PRC individual income tax.

Restrictions on currency exchange may limit our ability to utilize our revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entity. Currently, Shanghai Baozun, our major PRC subsidiary which is a wholly-foreign owned enterprise, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements such as presenting documentary evidence of such transactions to banks. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and the variable interest entity.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In April 2012, the PRC government announced that it would allow more RMB exchange rate fluctuation. However, it remains unclear how this announcement might be implemented. On August 11, 2015, the People’s Bank of China, or the PBOC, allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. Also, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on, our ADSs in U.S. dollars.

Risks Related to Our ADSs and This Offering

The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to you.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry, brand partners, suppliers or third-party sellers;
•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
•	changes in the economic performance or market valuations of other e-commerce companies;
•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
•	changes in financial estimates by securities research analysts;
•	conditions in the online retail market;
•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
•	additions to or departures of our senior management;
•	fluctuations of exchange rates between the RMB and the U.S. dollar;
•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;
•	sales or perceived potential sales of additional ordinary shares or ADSs; and
•	proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These market fluctuations may significantly affect the trading price of our ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. Upon completion of this offering, we will have 159,363,724 ordinary shares outstanding, including 68,679,765 Class A ordinary shares represented by ADSs, assuming the underwriters do not exercise their option to purchase additional shares (excluding 11,004,135 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program, and 13,300,738 Class B ordinary shares). All ADSs representing our Class A ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. Some ordinary shares outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described elsewhere in this prospectus (if applicable to such holder), while our other ordinary shares may be available for sale immediately after the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent substantially amount of our ordinary shares are sold into the market, the market price of our ADSs could decline significantly. See “Shares Eligible for Future Sale — Lock-Up Agreements.”

Certain major holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and Mr. Junhua Wu, our co-founder, director and chief operating officer, have considerable influence over matters requiring shareholder approval. Due to our dual-class voting structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, on a poll, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. The Class B ordinary shares beneficially owned by Mr. Qiu and Mr. Wu represent 33.7% and 13.9% of the aggregate voting power of our company, respectively, immediately following the completion of this offering. The interests of Mr. Qiu and Mr. Wu may not coincide with your interests, and they may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession and our business and financial strategy. To the extent that the interests of Mr. Qiu or Mr. Wu differ from your interests you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

You, as holders of our ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our current memorandum and articles of association, the minimum notice period required to convene a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure them that they will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your rights to vote and you may lack recourse if the ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not able to call a shareholders’ meeting.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make cash dividends available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Since we are a Cayman Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Island law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

We currently plan to use the net proceeds of this offering for our sales and marketing activities, our research and development activities, investment in technology infrastructure, expansion of our warehousing and fulfillment infrastructure, potential acquisitions, investments and alliances, and general corporate purposes. Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by our ADSs, at a premium.

Our fourth amended and restated articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

As a foreign private issuer, we are permitted to, and we may, rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares and the ADSs.

We are exempted from certain corporate governance requirements of the NASDAQ Marketplace Rules by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the NASDAQ Global Select Market. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent;
•	have a nominating and corporate governance committee consisting entirely of independent directors;
•	solicit proxy and hold an annual meeting of shareholders no later than one year after the end of our fiscal year-end;
•	have regularly scheduled executive sessions with only independent/for non-management directors; or
•	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NASDAQ Marketplace Rules.

As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We incur increased costs as a result of being a public company, particularly when we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Global Select Market, imposes various requirements on the corporate governance practices of public companies. We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs and has made and will continue to make some corporate activities more time-consuming and costly. When we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. In addition, we have incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We expect these rules and regulations to increase our legal and financial compliance costs, but we cannot predict or estimate the additional costs we may incur or the timing of such costs.

Shareholders of a public company often bring securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States investors.

We believe we were not a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2015, and we do not expect to become a PFIC in the foreseeable future. No assurance can be given as to our PFIC status, however, since the determination of whether we are a PFIC for any taxable year can only be made after the end of the year and depends on the market price of our ADSs, which may fluctuate significantly, as well as the composition of our income and assets during the year. See “Taxation — Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company.”

If we were treated as a PFIC, such characterization could result in adverse United States federal income tax consequences to a United States investor. For example, if we were treated as a PFIC, our United States investors could become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. See “Taxation — Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

This prospectus and the documents incorporated by reference contain forward-looking statements that reflect our current or then-current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current or then-current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our future business development, financial condition and results of operations;
•	our goals and strategies;
•	the expected growth of the retail and online retail markets in China;
•	our expectations regarding demand for and market acceptance of our products and services;
•	our expectations regarding our relationships with our brand partners and e-commerce channels;
•	our plans to invest in our technology platform;
•	competition in our industry;
•	relevant government policies and regulations relating to our industry;
•	our ability to attract, train and retain executives and other qualified employees; and
•	fluctuations in general economic and business conditions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections in this prospectus and the documents incorporated by reference. You should thoroughly read this prospectus and the documents incorporated by reference with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus and the documents incorporated by reference contain certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The online retail industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online retail industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus or incorporated by reference into this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents incorporated by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$33.1 million, after deducting underwriting discounts and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

We plan to use the net proceeds of this offering for our sales and marketing activities, our research and development activities, investment in technology infrastructure, expansion of our warehousing and fulfillment infrastructure, potential acquisitions, investments and alliances, and general corporate purposes (although we have no present commitments or agreements to enter into any acquisitions, investments or alliances).

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

In utilizing the net proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our subsidiaries only through loans or capital contributions and to our VIE only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our subsidiaries in China or make additional capital contributions to our subsidiaries in China to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Our Corporate Structure — PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our foreign-invested enterprises.”

DIVIDEND POLICY

Our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. Dividends distributed by Shanghai Baozun, our major PRC subsidiary, to us is subject to PRC taxes. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable after-tax profits, if any, determined in accordance with their respective articles of association and Chinese accounting standards and regulations. “Risk Factors — Risks Related to Doing Business in China — We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2016:

•	on an actual basis; and
•	on an as adjusted basis to give effect to our sale of 3,000,000 ADSs in this offering (after deducting underwriting discounts and commissions and other estimated offering expense payable by us) at the public offering price of US$12.25 per ADS.

You should read this table together with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2016
	Actual		As Adjusted
	RMB	US$	RMB	US$
	(in thousands)
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized; 150,282,928 shares issued and outstanding on an actual basis; 159,282,928 issued and outstanding on an as adjusted basis	93	14	99	15
Additional paid in capital	1,512,918	226,875	1,733,771	259,994
Accumulated deficit	(295,189)	(44,266)	(295,189)	(44,266)
Accumulated other comprehensive income	29,004	4,349	29,004	4,349
Total Baozun Inc. shareholders’ equity	1,246,826	186,972	1,467,685	220,092
Noncontrolling interests	(522)	(78)	(522)	(78)
Total equity	1,246,304	186,894	1,467,163	220,014
Total capitalization	1,246,304	186,894	1,467,163	220,014

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;
•	an effective judicial system;
•	a favorable tax system;
•	the absence of exchange control or currency restrictions; and
•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and
•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our amended and restated memorandum and articles do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. Substantially all of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, NY 10017, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and Fangda Partners, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

Fangda Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other agreements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES

Our ADSs have been quoted on the NASDAQ Global Select Market under the symbol “BZUN” since May 21, 2015. Each ADS represents three Class A ordinary shares. The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
2015	14.77	4.00
2016 (through December 7, 2016)	18.61	4.83
Quarterly Highs and Lows
Second Quarter of 2015	14.77	9.23
Third Quarter of 2015	10.60	4.00
Fourth Quarter of 2015	9.89	4.50
First Quarter of 2016	7.88	4.83
Second Quarter of 2016	7.28	5.193
Third Quarter of 2016	15.96	6.05
Fourth Quarter of 2016 (through December 7, 2016)	18.61	12.70
Monthly Highs and Lows
June 2016	7.28	6.019
July 2016	7.77	6.05
August 2016	13.97	7.11
September 2016	15.96	12.26
October 2016	18.61	12.80
November 2016	16.921	12.70
December 2016 (through December 7, 2016)	15.35	12.80

On December 7, 2016, the closing trading price of our ADSs on the NASDAQ Global Select Market was US$12.97 per ADS.

EXCHANGE RATES

We conduct our operations in China. Our sales, costs and expenses are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On December 2, 2016, the noon buying rate was RMB6.8830 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. For all dates and periods through December 31, 2008, exchange rates of Renminbi into the U.S. dollar are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus (other than the documents incorporated by reference herein) were made at a rate of RMB6.6685 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2016.

	Exchange Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2869	6.1870	6.4896
2016
June	6.6459	6.5892	6.5590	6.6481
July	6.6371	6.6771	6.6371	6.7013
August	6.6776	6.6466	6.6239	6.6778
September	6.6685	6.6702	6.6600	6.6790
October	6.7735	6.7303	6.6685	6.7819
November	6.8837	6.8402	6.7534	6.9195
December (through December 2, 2016)	6.8830	6.8830	6.8830	6.8830

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus, as adjusted to reflect the sale of ADSs representing Class A ordinary shares offered by us and the selling shareholders in this offering, by:

•	each of our directors and executive officers;
•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of the selling shareholders.

The calculations in the table below are based on 150,363,724 ordinary shares (including 137,062,986 Class A ordinary shares, excluding the 11,004,135 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the 4,407,453 Class A ordinary shares represented by ADSs repurchased by us from the open market under our share repurchase program, and 13,300,738 Class B ordinary shares) outstanding as of the date of this prospectus and 159,363,724 ordinary shares that will be outstanding immediately following the completion of this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior To This Offering				Ordinary Shares Being Sold in this Offering(1)		Ordinary Shares Beneficially Owned Immediately After This Offering(1)
Name	Class A Ordinary shares		Class B Ordinary shares	Percentage of total ordinary shares on an as-converted basis	Class A Ordinary shares	Percentage of total ordinary shares on an as-converted basis	Class A Ordinary shares		Class B Ordinary shares	Percentage of total ordinary shares on an as-converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:
Vincent Wenbin Qiu(2)	2,174,694		9,410,369	7.6%	—	—	2,174,694		9,410,369	7.2%	34.2%
Junhua Wu(3)	2,272,622		3,890,369	4.0%	—	—	2,272,622		3,890,369	3.8%	14.6%
Satoshi Okada(4)	20,029,611		—	13.3%	—	—	20,029,611		—	12.6%	7.2%
Qian Wu(5)	26,469,422		—	17.6%	—	—	26,469,422		—	16.6%	9.5%
David McKee Hand(6)	23,256,617		—	15.5%	4,260,000	2.8%	18,996,617		—	11.9%	6.8%
Yiu Pong Chan(7)		*	—	*	—	—		*	—	*	*
Bin Yu(8)		*	—	*	—	—		*	—	*	*
Steve Hsien-Chieng Hsia(9)		*	—	*	—	—		*	—	*	*
Benjamin Changqing Ye	—		—	—	—	—	—		—	—	—
Beck Zhaoming Chen(10)		*	—	*	—	—		*	—	*	*
Tony Yongjun Wu(11)		*	—	*	—	—		*	—	*	*
Aaron Kwok Yuen Lung(12)		*	—	*	—	—		*	—	*	*
All our Directors and Executive Officers as a group(13)	74,784,120		13,300,738	56.7%	4,260,000	2.8%	70,524,120		13,300,738	51.0%	71.7%
Principal Shareholders:
Alibaba Investment Limited(14)	26,469,422		—	17.6%	—	—	26,469,422		—	16.6%	9.5%
Crescent Castle Holdings Ltd(15)	23,256,617		—	15.5%	4,260,000	2.8%	18,996,617		—	11.9%	6.8%
Tsubasa Corporation(16)	20,029,611		—	13.3%	—	—	20,029,611		—	12.6%	7.2%
GS Entities(17)	11,066,985		—	7.4%	3,120,000	2.1%	7,946,985		—	5.0%	2.8%
Jesvinco Holdings Limited(18)	6		9,410,369	6.3%	—	—	6		9,410,369	5.9%	33.7%
Casvendino Holdings Limited(19)	—		3,890,369	2.6%	—	—	—		3,890,369	2.4%	13.9%
Selling Shareholders:
Crescent Castle Holdings Ltd(20)	23,256,617		—	15.5%	4,260,000	2.8%	18,996,617		—	11.9%	6.8%
Infinity I-China Investments (Israel) L.P.(21)	7,416,502		—	4.9%	1,620,000	1.1%	5,796,502		—	3.6%	2.1%
Private Opportunities (Mauritius) I Limited(22)	6,640,194		—	4.4%	1,872,000	1.2%	4,768,194		—	3.0%	1.7%
Global Long Short Partners Mauritius I Ltd(23)	4,426,791		—	2.9%	1,248,000	0.8%	3,178,791		—	2.0%	1.1%

*	Less than 1%
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(1)	Assumes that the underwriters do not exercise the over-allotment option.

(2)	Represents six Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu, and 2,174,688 Class A ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Qiu.
(3)	Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in the British Virgin Islands wholly owned by Mr. Wu, and 2,272,622 Class A ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Wu.
(4)	Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company wholly owned by Softbank Corp. Mr. Okada was appointed by Tsubasa Corporation as our director. The business address of Mr. Okada is c/o Tsubasa Corporation, 14 Pohn Umpomp Place-Nett, VB Center, Suite 2A, P.O. Box 902, Pohnpei FM 96941, Federated States of Micronesia. Mr. Okada disclaims beneficial ownership of our ordinary shares held by Tsubasa Corporation.
(5)	Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited, a company wholly owned by Alibaba Group Holding Limited. Ms. Wu was appointed by Alibaba Investment Limited as our director. The business address for Ms. Wu is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay Hong Kong. Ms. Wu disclaims beneficial ownership of our ordinary shares held by Alibaba Investment Limited.
(6)	Represents 23,256,617 Class A ordinary shares held by Crescent Castle Holdings Ltd. Crescent Castle Holdings Ltd is a limited liability company incorporated in the Cayman Islands. Crescent Peak II Investments Ltd., which has the sole voting power and investment power over the shares held by Crescent Castle Holdings Ltd, is ultimately controlled by Mr. David M. Hand and Mr. Richard T. Scanlon. The business address of Mr. Hand is c/o One Temasek Avenue, #20-01 Millenia Tower Singapore 039192.
(7)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Chan.
(8)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Ms. Yu.
(9)	Represents Class A ordinary shares in the form of ADS held by Mr. Hsia.
(10)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Chen.
(11)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Wu.
(12)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Kwok.
(13)	Represents Class A ordinary shares and Class B ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by all of our directors and executive officers as a group.
(14)	Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited. Alibaba Investment Limited is a limited liability company incorporated under the laws of the British Virgin Islands, and is wholly owned by Alibaba Group Holding Limited. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange. The registered address for Alibaba Investment Limited is Trident Chambers, P. O. Box 146, Road Town, Tortola, British Virgin Islands.
(15)	Represents 23,256,617 Class A ordinary shares held by Crescent Castle Holdings Ltd, a company incorporated in Cayman Islands. Crescent Peak II Investments Ltd., which has the sole voting power and investment power over the shares held by Crescent Castle Holdings Ltd, is ultimately controlled by Mr. David M. Hand and Mr. Richard T. Scanlon. The registered address for Crescent Castle Holdings Ltd is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.
(16)	Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company incorporated in the Federated States of Micronesia and wholly owned by Softbank Group Corp. The registered address for Tsubasa Corporation is 14 Pohn Umpomp Place-Nett, VB Center, Suite 2A, P.O. Box 902, Pohnpei FM 96941, Federated States of Micronesia.

(17)	Represents (i) 6,640,194 Class A ordinary shares in the form of ADS held by Private Opportunities (Mauritius) I Limited, a company incorporated in Mauritius; and (ii) 4,426,791 Class A ordinary shares in the form of ADS held by Global Long Short Partners Mauritius I Ltd, a company incorporated in Mauritius. The holding company of Private Opportunities (Mauritius) I Limited is Global Private Opportunities Partners Holdings, L.P. The investment manager of Global Private Opportunities Partners Holdings, L.P. is GS Investment Strategies, LLC, which in turn is wholly owned by The Goldman Sachs Group, Inc. The address of principal business office for Private Opportunities (Mauritius) I Limited is 200 West Street, New York, NY 10282. The holding company of Global Long Short Partners Mauritius I Ltd is Global Long Short Partners Master LP. The investment manager of Global Long Short Partners Master LP is GS Investment Strategies, LLC, which in turn is wholly owned by The Goldman Sachs Group, Inc. The address of principal business office for Global Long Short Partners Mauritius I Ltd is 200 West Street, New York, NY 10282.
(18)	Represents six Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu. The registered address for Jesvinco Holdings Limited is NovaSage Chambers, PO Box 4389, Road Town, Tortola, British Virgin Islands.
(19)	Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Wu. The registered address for Casvendino Holdings Limited is NovaSage Chambers, PO Box 4389, Road Town, Tortola, British Virgin Islands.
(20)	Represents 23,256,617 Class A ordinary shares held by Crescent Castle Holdings Ltd, a company incorporated in Cayman Islands. Crescent Peak II Investments Ltd., which has the sole voting power and investment power over the shares held by Crescent Castle Holdings Ltd, is ultimately controlled by Mr. David M. Hand and Mr. Richard T. Scanlon. The registered address for Crescent Castle Holdings Ltd is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.
(21)	Represents 7,416,502 Class A ordinary shares held by Infinity I-China Investments (Israel) L.P., a limited partnership incorporated in Israel. The general partner of Infinity I-China Investments (Israel) L.P. is Infinity-CSVC Partners, Ltd. The members of the board of directors of Infinity-CSVC Partners, Ltd. comprise Amir Gal-Or, Avishai Silvershatz, Avi Fischer, Lin Xianghong and Li Ying. The shareholders of Infinity-CSVC Partners, Ltd. are Amir Gal-Or, Avishai Silvershatz, Clal Industries and Investments Ltd. and Hua Yuan International Limited. The registered address for Infinity I-China Investments (Israel) L.P. is 3 Azrieli Center, Triangle Tower, 42nd Floor, Tel Aviv, 67023, Israel.
(22)	Represents 6,640,194 Class A ordinary shares in the form of ADS held by Private Opportunities (Mauritius) I Limited, a company incorporated in Mauritius. The holding company of Private Opportunities (Mauritius) I Limited is Global Private Opportunities Partners Holdings, L.P. The investment manager of Global Private Opportunities Partners Holdings, L.P. is GS Investment Strategies, LLC, which in turn is wholly owned by The Goldman Sachs Group, Inc. The address of principal business office for Private Opportunities (Mauritius) I Limited is 200 West Street, New York, NY 10282.
(23)	Represents 4,426,791 Class A ordinary shares in the form of ADS held by Global Long Short Partners Mauritius I Ltd, a company incorporated in Mauritius. The holding company of Global Long Short Partners Mauritius I Ltd is Global Long Short Partners Master LP. The investment manager of Global Long Short Partners Master LP is GS Investment Strategies, LLC, which in turn is wholly owned by The Goldman Sachs Group, Inc. The address of principal business office for Global Long Short Partners Mauritius I Ltd is 200 West Street, New York, NY 10282.

To our knowledge, as of the date of this prospectus, a total of 69,211,353 Class A ordinary shares are held by one record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited condensed consolidated financial statements and the notes thereto set forth in this prospectus and the section titled “Operating and Financial Review and Prospects” in our annual report on Form 20-F, as amended, for the year ended December 31, 2015 incorporated by reference to this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We are the leading brand e-commerce service partner in China, with a market share of approximately 22% as measured by transaction value in 2015, according to iResearch. We help brands execute their e-commerce strategies in China by selling their goods directly to consumers online or by providing services to assist with their e-commerce operations. Our integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment. We deliver omni-channel solutions to create seamless shopping experience across various touch points online and offline, enabling optimal and consistent branding and generating sales results that reflect our brand partners’ unique e-commerce proposition.

With e-commerce in China growing rapidly in scale, more global brands view e-commerce as a critical part of their China expansion strategy. However, as the industry also grows in complexity, brands rely on us as their trusted partner to provide local knowledge and industry expertise in executing and integrating e-commerce strategies. This helps our brand partners avoid significant investment and risk associated with establishing and maintaining their own local infrastructure and developing their own capabilities.

The number of our brand partners grew from 71 as of December 31, 2013 to 93 as of December 31, 2014 to 113 as of December 31, 2015 and to 127 as of September 30, 2016. These brands encompass diverse categories, including apparel, appliances, electronics, home and furnishings, food and health products, cosmetics, fast moving consumer goods, insurance and automobiles. Many of our brand partners, such as Philips, Nike and Microsoft, are leaders in their respective industries.

We believe our brand partners value us for our integrated e-commerce capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing e-commerce market. Our end-to-end brand e-commerce capabilities allow us to leverage brand partners’ unique resources and seamlessly integrate with their back-end systems to enable data tracking and analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We help our brand partners establish market presence and launch products quickly on official brand stores and major online marketplaces in China, such as Tmall and JD.com, as well as on social media platforms such as WeChat and Weibo. In May 2016, we were recognized by Tmall as its only six-star e-commerce service partner based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. This was the highest ranking awarded to any Tmall e-commerce service partner. We also help our brand partners devise and execute O2O strategies to integrate their online and offline retail networks.

Our store operation capabilities, logistics network and warehousing resources are crucial to our success. We provide our brand partners with customized solutions and dedicated personnel with relevant industry expertise and brand-specific training in operating e-commerce stores. We partner with leading nationwide and local logistics service providers to ensure reliable and timely delivery. We are recognized by SF Express, one of the largest Chinese express delivery companies, as one of its top five customers in China. We are able to achieve next-day delivery in over 100 cities across China. As of September 30, 2016, we operate eight warehouses with an aggregate gross floor area of 179,917 square meters and a capacity of 500,000 inbound pieces and 1,000,000 outbound pieces per day. Our warehouse management system can be customized to accommodate differences in product specifications and handle requirements specific to categories ranging from apparel and consumer electronics to beauty and health products. In September 2016, our wholly-owned warehousing and logistics solutions subsidiary, Baotong E-Logistics, became a partner of Cainiao, a leading logistics data platform operator affiliated with Alibaba Group, which enabled us to provide best-in-class services to a wider variety of merchants through Cainiao’s logistics data platform.

Technology is key to our success and rapid expansion. By leveraging our proprietary and scalable technology infrastructure and systems, we are able to provide integrated e-commerce solutions that synchronize marketing campaigns, centralize inventory management, order fulfillment and customer service, and collect and analyze real-time consumer behavior and transaction data across internet, mobile and offline channels. For example, our “NEBULA+” platform enables us to efficiently set up and operate our brand partners’ official brand stores and WeChat stores and achieve centralized store management. Our ShopDog O2O merchant tool allows brand partners to tightly integrate their inventories across offline and online channels, and to sell inventory in offline stores through online stores. The scalability of our systems, built on modular implementation and deep vertical knowledge across the e-commerce value chain, allows us to provide customized solutions efficiently across categories and channels, and support a growing array of transactions as we add new brands, integrate new channels and accommodate peaks and surges in consumer demand. In addition, we appreciate the importance of information security and have built a solid information security management system as evidenced by the ISO27001 certification awarded to us in December 2015.

We continue to win brands’ loyalty with our track record of converting their sales and marketing plans into structured solutions that consistently deliver measurable sales results. We collect valuable consumer behavior data through CRM, our proprietary customer relationship management system. We have also developed our Business Intelligence software, which enables real-time analysis of transaction data across online and mobile channels to make more targeted and insightful marketing recommendations to our brand partners. We believe that our relationships with brand partners will be further strengthened as we increase our solution offerings on more channels, launch more marketing initiatives and campaigns and increase the sales of our brand partners.

Depending on each brand partner’s specific needs and characteristics of its product category, we provide solutions to our brand partners under one or a combination of our three business models: distribution model, consignment model and service fee model. Under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us. Under the consignment model and the service fee model, we provide a variety of e-commerce services, such as IT solutions, online store operation, digital marketing and customer service to our brand partners and other customers. Under the consignment model, in addition to these services, we also provide warehousing and fulfillment services. We have been shifting from the distribution model to the consignment model and the service fee model, which have enabled us to reduce inventory exposures and enhance our profitability and margins. In 2013, 2014, 2015, and the nine months ended September 30, 2015 and September 30, 2016, GMV from distribution model, or distribution GMV, contributed 56.9%, 32.3%, 33.6%, 36.5% and 25.3% of our total GMV, respectively.

We generate revenues from two revenue streams: (i) product sales and (ii) services. We derive product sales revenues primarily through selling products on behalf of brand partners to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the consignment model and the service fee model. For services provided under the consignment model and service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. Beginning in the third quarter of 2015, we have had two reportable operating segments: (i) the brand e-commerce segment that provides a variety of e-commerce services to our brand partners and other customers, and (ii) the Maikefeng segment that operates our online retail platform.

In 2013, 2014, 2015 and the nine months ended September 30, 2015 and 2016, our total net revenues were RMB1,521.8 million, RMB1,584.4 million, RMB2,598.4 million (US$389.7 million), RMB1,582.4 million and RMB2,117.8 million (US$317.6 million), respectively. For the same periods, net revenues from product sales accounted for 83.8%, 74.9%, 74.7%, 74.8% and 66.4%, respectively, of our total net revenues. We incurred net loss of RMB37.8 million and RMB59.8 million in 2013 and 2014, respectively, and recorded net income of RMB22.6 million (US$3.4 million), RMB9.3 million, and RMB24.8 million

(US$3.7 million) in 2015, and in the nine months ended September 30, 2015 and 2016, respectively. We incurred non-GAAP net loss of RMB26.3 million in 2013 and had non-GAAP net income of RMB25.1 million, RMB47.8 million (US$7.2 million), RMB27.0 million, and RMB49.9 million (US$7.5 million) in 2014, 2015, and the nine months ended September 30, 2015 and 2016, respectively. See “Summary Consolidated Financial Data — Non-GAAP Financial Measures.”

We currently operate our Maikefeng platform through our PRC consolidated VIE, Shanghai Zunyi. We did not generate any revenues from Shanghai Zunyi in 2013, and revenues from Shanghai Zunyi contributed 1.3%, 3.6%, 4.9% and 2.7% of our total net revenues in 2014, 2015 and the nine months ended September 30, 2015 and 2016, respectively.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving the retail industry and online retail, including:

•	Levels of per capita disposable income and consumer spending in China and our target markets. Consumer spending power has been rising in China and in our other target markets in Asia, including Hong Kong and Taiwan. The growth of the e-commerce market in these markets depends on continued increase in consumption.
•	Development and popularity of e-commerce in China and in our target markets. Driven by the growth of the internet, broadband, personal computer and mobile penetration and the development of fulfillment, payment and other ancillary services associated with online purchases, e-commerce is expected to rapidly rise in significance in China and in our other target markets in Asia. The growing number of online shoppers has made online marketplaces and other e-commerce channels into popular retail platforms for brands. The growth of our business depends on the development and popularity of e-commerce, and the value of e-commerce as part of brands’ expansion strategies.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company specific factors, including the following major factors:

•	Our ability to retain and attract brand partners. The number of our brand partners directly affects our total revenues. We would need to continue to maintain and expand our brand partner base to maintain and grow our revenues.
•	Our ability to increase GMV. We generate the majority of our revenues through product sales. Increases in GMV and revenues depend on our ability to attract higher traffic to the online stores, convert more store visitors into consumers, increase consumers’ order values, grow repeat customer base, provide superior experience to consumers and expand product offerings.
•	Our ability to enhance cooperation with marketplaces. We generate the majority of our revenues primarily through product sales on official marketplace stores that we operate on Tmall. Our future growth depends on our ability to enhance cooperation with Tmall and expand working relationships with other major online marketplaces, such as JD.com and WeChat.
•	Our ability to innovate. Our ability to innovate and continue to strategize new value-added brand e-commerce service through improved technologies, especially data analytics and marketing know-how, is key to better serving our brand partners and helping them enhance their e-commerce success. This will in turn contribute to our ability to retain and attract brand partners, sell more solutions and generate more revenues.
•	Our ability to manage our business model mix. We generally operate e-commerce businesses for our brand partners based on one of the three business models: distribution model, consignment model and service fee model, or, in some circumstances, a combination of these business models. We derive product sales revenues when we sell products to consumers under the distribution model. We derive services revenues under the consignment model and the service fee model. For services provided under the consignment model and the service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. Our operating margin tends to be higher for the consignment model and the service fee model compared with that of the distribution model. Our net revenues as a percentage of our GMV and our profitability could vary depending on the mix of our product sales revenues and services revenues. In general, our net revenues as a percentage of our GMV are lower but our profitability is higher when services revenues contribute to a larger share of our revenues.
•	Our ability to manage our product mix. Our product mix affects our revenue mix and profitability. Depending on the product category, we may derive more revenues from product sales than service fees, or vice versa, which may further impact our profitability.
•	Our ability to effectively invest in our technology platform and fulfillment infrastructure. Our results of operations depend in part on our ability to invest in our technology platform and fulfillment infrastructure cost-effectively.
•	Our ability to manage growth, control costs and manage working capital. Our expansion will result in substantial demands on our management, operational, technological, financial and other resources. Our ability to control cost and manage working capital is key to our success. Our continued success depends on our ability to leverage our scale to obtain more favorable terms, including better credit terms and larger credit lines, from our brand partners, marketplaces, advertising partners, lessors of warehouses and logistics service providers. Our ability to gain better insight in inventory turnover and sales patterns, which allows us to better optimize our working capital, may also affect our operations.

Descriptions of Certain Statement of Operations Items

The following describes key components of our statements of operations:

Revenues

We generate revenues from two revenue streams: (i) product sales and (ii) services. We generally operate e-commerce businesses based on one of the three business models: distribution model, consignment model and service fee model, or, in some circumstances, a combination of the business models.

We derive product sales revenues when we sell products to consumers under the distribution model. We select and purchase goods from our brand partners and/or their authorized distributors and sell branded goods directly to consumers through our online stores. Revenues generated from product sales include fees charged to consumers for shipping and handling expenses. We record product sales revenue, net of return allowances, value added tax and related surcharges, when the products are delivered and accepted by consumers. We offer consumers an unconditional right of return for a typical period of seven days upon receipt of products. Return allowances, which reduce net revenues, are estimated based on our analysis of returns by categories of products based on historical data we have maintained, and subject to adjustments to the extent that actual returns differ or are expected to differ.

We derive services revenues under the consignment model and service fee model. Under the consignment model and service fee model, we provide a variety of e-commerce services, such as IT solutions, online store operation, digital marketing, and customer service to our brand partners and other customers. Under the consignment model, in addition to these services, we also provide warehousing and fulfillment services. We may also facilitate our brand partners’ online sales of goods as an agent under the consignment model and charge our brand partners commission fees calculated based on a formula pre-agreed with our brand partners. We do not take title to the products, do not have any latitude in establishing prices and selecting merchandise, have no discretion in selecting suppliers and generally are not involved in determining product specifications under the consignment model or service fee model. Based on these characteristics, we record the commission fees as services revenue.

For services provided under the consignment model or service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. In particular, variable fees based on GMV is calculated using a predetermined ratio that we have negotiated with our brand partners, which may vary depending on factors such as the type and extent of the services we render. Revenues generated from services relating to online store design and setup and marketing and promotion services for brand partners are recognized when the services are rendered. Revenue generated from services relating to online store operations, customer services, and warehouse and fulfillment services consisted of both fixed fees and variable fees based on the value of merchandise sold or other variable factors such as number of orders fulfilled. Fixed fees are recognized as revenues ratably over the service period. Variable fees are recognized as revenues when they become determinable based on the GMV and confirmed by our brand partners.

The following table sets forth our revenues by source for each period indicated.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2013		2014		2015			2015		2016
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Product sales	1,274,746	83.8	1,187,162	74.9	1,940,649	291,017	74.7	1,183,216	74.8	1,405,485	210,765	66.4
Services	247,090	16.2	397,258	25.1	657,794	98,642	25.3	399,178	25.2	712,290	106,814	33.6
Total net revenues	1,521,836	100.0	1,584,420	100.0	2,598,443	389,659	100.0	1,582,394	100.0	2,117,775	317,579	100.0

The following table sets forth the following operating data for each period indicated.

	For The Year Ended December 31,						For The Nine Months Ended September 30,
	2013		2014		2015		2015		2016
Number of brand partners as of the period end(1)	71		93		113		109		127
Number of GMV brand partners as of the period end(2)	61		78		95		95		115
Total GMV(3) (RMB in millions)	2,620.8	(4)	4,248.9	(4)	6,735.3	(4)	3,777.1	(4)	6,461.2	(4)
Distribution GMV(5)	1,491.2		1,371.5		2,262.7		1,380.0		1,635.2
Non-distribution GMV(6)	1,129.6		2,877.4		4,472.6		2,397.1		4,826.0
Average GMV per GMV brand partner(7) (RMB in millions)	46		61		75		42		60

(1)	Brand partners are defined as companies for which we operate official brand stores or official marketplace stores under their brand names or have entered into agreements to do so.
(2)	GMV brand partners are defined as brand partners that contributed to our GMV during the respective periods.
(3)	GMV is defined as (i) the full value of all purchases transacted and settled on stores operated by us (including our Maikefeng platform but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.
(4)	GMV of our Maikefeng platform was nil, RMB33.9 million, RMB213.5 million (US$32.0 million), RMB126.6 million, and RMB122.3 million (US$18.3 million) in 2013, 2014, 2015, and the nine months ended September 30, 2015 and 2016, respectively.
(5)	Distribution GMV refers to the GMV under the distribution business model.
(6)	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.
(7)	Average GMV per GMV brand partner is calculated by dividing GMV (excluding Maikefeng) by the average number of GMV brand partners as of the beginning and end of the respective periods.

Our net revenues as a percentage of our GMV decreased from 58.1% in 2013 to 37.3% in 2014 and slightly increased to 38.6% in 2015, and decreased from 41.9% in the nine months ended September 30, 2015 to 32.8% in the nine months ended September 30, 2016. The decrease in our net revenues as a percentage of our GMV in 2014 compared with that in 2013 was primarily due to the increase in our services revenues as a percentage of our net revenues, particularly the increase in commission fees charged by us under the consignment model. Because commission fees charged by us under the consignment model are recorded as services revenue on a net basis, it represents a smaller percentage of GMV than sales of products under the distribution model, which is recorded on a gross basis. Our net revenues as a percentage of our GMV in 2015 remained comparable with the level in 2014. Our net revenues as a percentage of our GMV in the nine months ended September 30, 2016 decreased because our proportional revenues generated from services increased. The trend of our net revenues as a percentage of our GMV in the future depends on the relative proportion of services revenues and product sales revenue.

Operating expenses

Our operating expenses consist primarily of cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2013		2014		2015			2015		2016
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	1,521,836	100.0	1,584,420	100.0	2,598,443	389,659	100.0	1,582,394	100.0	2,117,775	317,579	100.0
Operating expenses
Cost of products	(1,245,832)	(81.9)	(1,086,133)	(68.6)	(1,735,820)	(260,301)	(66.8)	(1,065,261)	(67.3)	(1,242,710)	(186,355)	(58.7)
Fulfillment	(116,432)	(7.7)	(168,130)	(10.6)	(325,159)	(48,760)	(12.5)	(186,898)	(11.8)	(313,156)	(46,960)	(14.8)
Sales and marketing	(146,202)	(9.6)	(226,952)	(14.3)	(403,519)	(60,511)	(15.5)	(241,108)	(15.2)	(411,959)	(61,777)	(19.5)
Technology and content	(16,120)	(1.1)	(63,607)	(4.0)	(59,946)	(8,989)	(2.3)	(40,735)	(2.6)	(66,332)	(9,947)	(3.1)
General and administrative	(38,160)	(2.5)	(96,911)	(6.1)	(73,678)	(11,049)	(2.8)	(48,866)	(3.1)	(62,124)	(9,316)	(2.9)
Other operating income (expenses), net	(75)	(0.0)	457	(0.0)	8,130	1,218	0.3	6,957	0.4	5,637	845	0.3
Total operating expenses	(1,562,821)	(102.8)	(1,641,276)	(103.6)	(2,589,992)	(388,392)	(99.7)	(1,575,911)	(99.6)	(2,090,644)	(313,510)	(98.7)

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Inbound shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of products upon sale of the products to the consumers. Our cost of products does not include other direct costs related to cost of product sales such as shipping and handling expenses, payroll and benefits of staff, logistic centers rental expenses and depreciation expenses. Therefore our cost of products may not be comparable to other companies which include such expenses in their cost of products.

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. We expect our fulfillment expenses to increase as we will hire additional fulfillment personnel and lease more warehouses to meet the demand driven by the increase in GMV and the expansion of our fulfillment services. We plan to make our fulfillment operations more efficient by setting up automated warehouse facilities to make full use of the available space and improve the workflow efficiency.

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. Our sales and marketing expenses have increased in recent years primarily due to the growth of our sales and marketing team and an expansion of our marketing efforts. We expect that our sales and marketing expenses will continue to increase due to our increased sales volume contributed by our existing and new brand partners and as we devote further efforts to expand digital marketing services for our brand partners and engage in additional advertising activities to increase the GMV of stores operated by us.

Our technology and content expenses consist primarily of technology infrastructure expenses and payroll and related expenses for employees in our technology and system department, and editorial content expenses.

We expect spending in technology and content to increase over time as we add more experienced IT professionals and continue to invest in our technology platform to provide comprehensive services to brand partners.

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. We expect our general and administrative expenses to increase as we incur additional expenses in connection with the expansion of our business and our operations, which include adding more staff to our general and administrative team.

Our other operating income (expenses) consists primarily of government subsidies.

Taxation

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% on its taxable income generated from operations in Hong Kong. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiaries and consolidated VIE in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 17% on product sales and 6% on our services, in each case less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital entered into on August 21, 2006 and receives approval from the relevant tax authority. If the relevant Hong Kong entity satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong entity would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Related to Doing Business in China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

Recently Issued Accounting Pronouncements

In May 2016, FASB issued Accounting Standards Update (“ASU”) 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and

(6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). We are in the process of assessing the impact of this ASU on our consolidated financial statements.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. This amendment provides guidance on eight targeted areas and how they are presented and classified in the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2017, and will require adoption on a retrospective basis. We are in the process of assessing the impact of this ASU on our consolidated financial statements.

Reportable Segments

Our chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decision about allocating resources and assessing performance of the group prior to the third quarter of 2015. Following the further expansion of our online retail platform business, we operated and reviewed our performance in two segments: (i) the brand e-commerce segment, which provides e-commerce solutions to brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment, and (ii) the Maikefeng segment, which operates the online retail platform. Therefore, the segment information has been restated for all periods presented to reflect the new segment reporting. Furthermore, our chief operating decision maker is not provided with asset information by segment. As such, no asset information by segment is presented. The following tables summarize our revenue and total operating income (loss) generated by its segments.

	For Year Ended December 31,				For the Nine Months Ended September 30,
	2013	2014	2015		2015	2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net revenues
Brand e-commerce	1,521,836	1,555,404	2,528,969	379,241	1,522,451	2,096,273	314,355
Maikefeng	—	29,016	69,474	10,418	59,943	21,502	3,224
Total consolidated net revenues	1,521,836	1,584,420	2,598,443	389,659	1,582,394	2,117,775	317,579
Operating (loss) income
Brand e-commerce	(40,985)	(39,762)	63,734	9,557	38,155	74,712	11,204
Maikefeng	—	(17,094)	(55,283)	(8,290)	(31,672)	(47,581)	(7,135)
Total Operating (loss) income	(40,985)	(56,856)	8,451	1,267	6,483	27,131	4,069
Other income	3,521	(1,046)	18,384	2,757	5,158	7,704	1,155
Income before income tax and share of loss in equity method investment	(37,464)	(57,902)	26,835	4,024	11,641	34,835	5,224

Brand e-commerce segment

Net revenues in our brand e-commerce segment increased by 37.7% from RMB1,522 million in the nine months ended September 30, 2015 to RMB2,096 million (US$314.4 million) in the nine months ended September 30, 2016. Net revenues in our brand e-commerce segment increased primarily because service revenue increased from RMB398.5 million in the nine months ended September 30, 2015 to RMB705.8 million (US$105.8 million) in the same period in 2016, primarily resulting from growth in sales of apparel products sold by existing brand partners as they expanded their online presence and the addition of new brand partners in the same category. This increase was also due to an increase in product sales in our brand e-commerce segment from RMB1,124.0 million in the nine months ended September 30, 2015 to

RMB1,390.5 million (US$208.5 million) in the same period in 2016, resulting from the increased popularity of brand partners’ products, increasingly effective promotional and marketing activities and the competitive pricing offered to consumers.

Maikefeng segment

Net revenues in our Maikefeng segment decreased by 64.1% from RMB59.9 million in the nine months ended September 30, 2015 to RMB21.5 million (US$3.2 million) in the nine months ended September 30, 2016. The decrease was a result of Maikefeng’s transition from a direct sales model to a marketplace-focused model.

Results of Operation

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. Our historical results of operations are not necessarily indicative of the results for any future period.

	For The Year Ended December 31,							For The Nine Months Ended September 30,
	2013		2014		2015			2015		2016
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for share, per share and per ADS data)
Net revenues
Product sales	1,274,746	83.8	1,187,162	74.9	1,940,649	291,017	74.7	1,183,216	74.8	1,405,485	210,765	66.4
Services	247,090	16.2	397,258	25.1	657,794	98,642	25.3	399,178	25.2	712,290	106,814	33.6
Total net revenues	1,521,836	100.0	1,584,420	100.0	2,598,443	389,659	100.0	1,582,394	100.0	2,117,775	317,579	100.0
Operating expenses(1)
Cost of products	(1,245,832)	(81.9)	(1,086,133)	(68.6)	(1,735,820)	(260,301)	(66.8)	(1,065,261)	(67.3)	(1,242,710)	(186,355)	(58.7)
Fulfillment	(116,432)	(7.7)	(168,130)	(10.6)	(325,159)	(48,760)	(12.5)	(186,898)	(11.8)	(313,156)	(46,960)	(14.8)
Sales and marketing	(146,202)	(9.6)	(226,952)	(14.3)	(403,519)	(60,511)	(15.5)	(241,108)	(15.2)	(411,959)	(61,777)	(19.5)
Technology and content	(16,120)	(1.1)	(63,607)	(4.0)	(59,946)	(8,989)	(2.3)	(40,735)	(2.6)	(66,332)	(9,947)	(3.1)
General and administrative	(38,160)	(2.5)	(96,911)	(6.1)	(73,678)	(11,049)	(2.8)	(48,866)	(3.1)	(62,124)	(9,316)	(2.9)
Other operating income (expenses), net	(75)	0.0	457	0.0	8,130	1,218	0.3	6,957	0.4	5,637	845	0.3
Total operating expenses	(1,562,821)	(102.8)	(1,641,276)	(103.6)	(2,589,992)	(388,392)	(99.7)	(1,575,911)	(99.6)	(2,090,644)	(313,510)	(98.7)
Income (loss) from operations	(40,985)	(2.8)	(56,856)	(3.6)	8,451	1,267	0.3	6,483	0.4	27,131	4,069	1.3
Other income (expenses)
Interest income	4,574	0.3	3,156	0.2	8,834	1,325	0.3	5,101	0.3	8,024	1,203	0.4
Interest expenses	(677)	0.0	(1,552)	(0.1)	—	—	—	—	—	—	—	—
Gain on disposal of investment	—	—	—	—	9,674	1,451	0.4	—	—	—	—	—
Exchange (loss) gain	(376)	0.0	(2,650)	(0.2)	(124)	(19)	0.0	57	0.0	(320)	(48)	(0.0)
Income (loss) before income tax and share of loss in equity method investment	(37,464)	(2.5)	(57,902)	(3.7)	26,835	4,024	1.0	11,641	0.7	34,835	5,224	1.6
Income tax (expense) benefit	(307)	(0.1)	(1,912)	(0.1)	6,022	903	0.3	3,177	0.2	(10,047)	(1,507)	(0.5)
Share of loss in equity method investment	—	—	—	—	(10,236)	(1,535)	(0.4)	(5,562)	(0.4)	—	—	—
Net income (loss)	(37,771)	(2.5)	(59,814)	(3.8)	22,621	3,392	0.9	9,256	0.6	24,788	3,717	1.2
Deemed dividend from issuance of preferred shares	—	—	(16,666)	(1.1)	—	—	—	—	—	—	—	—
Change in redemption value of convertible redeemable preferred shares	(61,435)	(4.0)	(79,169)	(5.0)	(25,332)	(3,799)	(1.0)	(25,332)	(1.6)	—	—	—
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	—	—	—	522	78	0.0
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(99,206)	(6.5)	(155,649)	(9.8)	(2,711)	(407)	(0.1)	(16,076)	(1.0)	25,310	3,795	1.2

	For The Year Ended December 31,							For The Nine Months Ended September 30,
	2013		2014		2015			2015		2016
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for share, per share and per ADS data)
Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.
Basic	(3.31)	0.0	(5.31)	0.0	(0.03)	(0.00)	0.0	(0.19)	0.0	0.17	0.03	0.0
Diluted	(3.31)	0.0	(5.31)	0.0	(0.03)	(0.00)	0.0	(0.19)	0.0	0.16	0.02	0.0
Net income (loss) per ADS(2)
Basic	(9.93)	0.0	(15.93)	0.0	(0.08)	(0.01)	0.0	(0.56)	0.0	0.51	0.08	0.0
Diluted	(9.93)	0.0	(15.93)	0.0	(0.08)	(0.01)	0.0	(0.56)	0.0	0.47	0.07	0.0
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	29,983,883		29,314,067		102,987,119	102,987,119		86,820,988		149,016,689	149,016,689
Diluted	29,983,883		29,314,067		102,987,119	102,987,119		86,820,988		162,618,349	162,618,349

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For The Year Ended December 31,				For the Nine Months Ended September 30,
	2013	2014	2015		2015	2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Fulfillment	(584)	(460)	(1,440)	(216)	(1,039)	(1,241)	(186)
Sales and marketing	(5,822)	(5,469)	(9,793)	(1,469)	(6,810)	(9,996)	(1,499)
Technology and content	(1,608)	(26,311)	(5,047)	(757)	(3,595)	(5,806)	(871)
General and administrative	(3,492)	(52,723)	(8,915)	(1,337)	(6,254)	(8,029)	(1,204)
Total	(11,506)	(84,963)	(25,195)	(3,779)	(17,698)	(25,072)	(3,760)
(2)	Each ADS represents three Class A ordinary shares.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2016

Net Revenues

Our total net revenues increased by 33.8% from RMB1,582.4 million in the nine months ended September 30, 2015 to RMB2,117.8 million (US$317.6 million) in the nine months ended September 30, 2016. Net revenue generated from product sales increased by 18.8% while net revenues from services increased by 78.4%. The increase in our net revenues generated from product sales was primarily due to the increased popularity of brand partners’ products, increasingly effective promotional and marketing activities and the competitive pricing offered to consumers. The increase in our net revenues generated from services was primarily due to increase in sales of apparel products sold by existing brand partners as they expanded their online presence and the addition of new brand partners in the same category.

Operating Expenses

Our operating expenses increased by 32.7% from RMB1,575.9 million in the nine months ended September 30, 2015 to RMB2,090.6 million (US$313.5 million) in the nine months ended September 30, 2016. This increase was due to the growth of our business, which has resulted in increases in our cost of products, fulfillment expenses, sales and marketing expenses, general and administrative expense, and technology and content expense.

Cost of Products.  Our cost of products increased by 16.7% from RMB1,065.3 million in the nine months ended September 30, 2015 to RMB1,242.7 million (US$186.4 million) in the nine months ended September 30, 2016. Cost of products as a percentage of net revenues from product sales decreased from 90.0% in the nine months ended September 30, 2015 to 88.4% in the nine months ended September 30, 2016 due to optimization in our product sales mix.

Fulfillment Expenses.  Our fulfillment expenses increased by 67.6% from RMB186.9 million in the nine months ended September 30, 2015 to RMB313.2 million (US$47.0 million) in the nine months ended September 30, 2016. This increase was primarily due to the increase in GMV from RMB3,777.1 million in the nine months ended September 30, 2015 to RMB6,461.2 million (US$968.9 million) in the nine months ended September 30, 2016, and specifically, (i) an increase in expenses charged by third-party couriers for dispatching and delivering our products, and (ii) an increase in labor cost and expenses attributable to retrieval and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners. The increase in our fulfillment expenses was also due to an increase in the percentage of total orders fulfilled by a premium delivery service provider and an increase in the rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased.

Sales and Marketing Expenses.  Our sales and marketing expenses increased by 70.9% from RMB241.1 million in the nine months ended September 30, 2015 to RMB412.0 million (US$61.8 million) in the nine months ended September 30, 2016. This increase was primarily due to an increase in promotion and marketing expenses from RMB99.3 million in the nine months ended September 30, 2015 to RMB128.3 million (US$19.2 million) in the nine months ended September 30, 2016, resulting from the increase in our advertising expenditures on Tmall, as we engaged in more advertising activities to increase the GMV of stores operated by us. This increase was also due to an increase in labor cost for our store operations team from RMB68.6 million in the nine months ended September 30, 2015 to RMB106.5 million (US$16.0 million) in the nine months ended September 30, 2016, resulting from increased headcount in line with expansion of our business operation. Our sales and marketing expenses increased also because other expenses attributable to online store operations increased due to the increase in the number of brand partners and online stores operated by us.

Technology and Content Expenses.  Our technology and content expenses increased by 62.8% from RMB40.7 million in the nine months ended September 30, 2015 to RMB66.3 million (US$9.9 million) in the nine months ended September 30, 2016. The increase was primarily due to increases in technology-focused staff and project-based variable technological expenses from brand stores.

General and Administrative Expenses.  Our general and administrative expenses increased by 27.1% from RMB48.9 million in the nine months ended September 30, 2015 to RMB62.1 million (US$9.3 million) in the nine months ended September 30, 2016. The increase was primarily due to increases in professional service fees associated with being a publicly listed company.

Other Operating Income, Net.  Our other operating income decreased by 19% from RMB7.0 million in the nine months ended September 30, 2015 to RMB5.6 million (US$0.8 million) in the nine months ended September 30, 2016. The decrease was primarily due to the slight decrease in government subsidy we received.

Income (Loss) from Operations

As a result of the foregoing, our income from operations increased by 318.5% from RMB6.5 million in the nine months ended September 30, 2015 to RMB27.1 million (US$4.1 million) in the nine months ended September 30, 2016.

•	Brand e-commerce segment. Income from operations in our brand e-commerce segment increased by 95.8% from RMB38.2 million in the nine months ended September 30, 2015 to RMB74.7 million (US$11.2 million) in the nine months ended September 30, 2016.
•	Maikefeng segment. Loss from operations in our Maikefeng segment increased by 50.2% from RMB31.7 million in the nine months ended September 30, 2015 to RMB47.6 million (US$7.1 million) in the nine months ended September 30, 2016.

Interest Income

Our interest income increased from RMB5.1 million in the nine months ended September 30, 2015 to RMB8.0 million (US$1.2 million) in the nine months ended September 30, 2016. This increase was primarily due to higher average cash balance we held in the nine months ended September 30, 2016.

Income Tax (Expense) Benefit

Our income tax expense was RMB10.0 million (US$1.5 million) in the nine months ended September 30, 2016 compared with our income tax benefit of RMB3.2 million in the nine months ended September 30, 2015. Our income tax expense in the nine months ended September 30, 2016 was due to taxable profit generated in the same period.

Share of Loss in Equity Method Investment

Our share of loss in equity method investment was nil in the nine months ended September 30, 2016, compared with RMB5.6 million in the nine months ended September 30, 2015. Our share of loss in equity method investment in the nine months ended September 30, 2015 resulted from our investment in Automoney. For the nine months ended September 30, 2016, we changed to cost method of accounting for our investment in Automoney.

Net Income (Loss)

As a result of the foregoing, our net income increased by 167.8% from RMB9.3 million in the nine months ended September 30, 2015 to RMB24.8 million (US$3.7 million) in the nine months ended September 30, 2016.

Net Income (Loss) Attributable to Ordinary Shareholders of Baozun Inc.

Our net income attributable to ordinary shareholders of Baozun Inc. was RMB25.3 million (US$3.8 million) in the nine months ended September 30, 2016, compared with net loss attributable to ordinary shareholders of Baozun Inc. of RMB16.1 million in the nine months ended September 30, 2015.

Liquidity and Capital Resources

We have financed our operations primarily through cash generated from operating activities, proceeds from our initial public offering and private placements, and short-term bank borrowings. As of September 30, 2016, we had RMB661.4 million (US$99.2 million) in cash and cash equivalents, and RMB27.1 million (US$4.1 million) in restricted cash. Our cash and cash equivalents generally consist of bank deposits. As of September 30, 2016, we had one-year credit facilities for an aggregate amount of RMB330.0 million (US$49.5 million) from three Chinese commercial banks. We had RMB272.7 million (US$40.9 million) available under these credit facilities as of September 30, 2016. As of September 30, 2016, we pledged cash of RMB7.2 million (US$1.1 million) to banks to secure RMB-denominated letters of guarantee issued to our suppliers by these banks for an aggregate maximum of RMB24.0 million (US$3.6 million). The terms of these letters of guarantee were within one to 15 months. As of September 30, 2016, we pledged cash of RMB19.9 million (US$3.0 million) to banks to secure RMB-denominated bank acceptance note to our suppliers by these banks for an aggregate maximum of RMB60.4 million (US$9.1 million). As of September 30, 2016, we have utilized credit of RMB40.5 million (US$6.1 million) as guarantee for the issuance of notes payable and RMB16.8 million (US$2.5 million) for the issuance of letters of guarantee to our suppliers. We had RMB272.7 million (US$40.9 million) available under these credit facilities as of September 30, 2016.

We believe that our current levels of cash balances, cash flows from operations and existing credit facilities will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months. In addition, our cash flows from operations could be affected by our payment terms with our brand partners. Furthermore, we may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue debt or equity securities or obtain additional credit facilities.

Our accounts receivables mainly represent amounts due from customers and are recorded net of allowance for doubtful accounts. We generally grant a credit period of no more than two weeks to the customers of our products. We normally charge service fees from our brand partners with a credit period of one month to four months. As of December 31, 2013, 2014 and 2015, and September 30, 2016, our accounts receivables amounted to RMB106.5 million, RMB229.5 million, RMB364.8 million (US$54.7 million), and RMB410.4 million (US$61.5 million), respectively. The increase in accounts receivables over these periods was due to the increase in our product sales and service volumes. Our accounts receivables turnover days were 20 days in 2013, 39 days in 2014, 42 days in 2015, and 50 days in the nine months ended September 30, 2016. The increase in the turnover days from 2013 to 2014 was due to the increase in revenues generated from services which have a longer credit period than product sales. Accounts receivables turnover days remained stable in 2015 as compared with that in 2014. The increase in turnover days for the nine months ended September 30, 2016 was due to the increase in proportion of revenues generated from services. Accounts receivables turnover days for a given period are equal to the average accounts receivables balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period.

Our inventories have increased in recent periods, from RMB133.3 million as of December 31, 2013 to RMB243.0 million as of December 31, 2014, to RMB334.3 million (US$50.1 million) as of December 31, 2015, and further to RMB357.4 million (US$53.6 million) as of September 30, 2016. Our inventory turnover days were 31 days in 2013, 63 days in 2014, 61 days in 2015, and 76 days in the nine months ended September 30, 2016. The increase in our inventories reflected the additional inventory required to support our substantially expanded sales volumes. Our inventory turnover days increased from December 31, 2013 to December 31, 2014 because of changes in our product mix and our higher level of product purchases based on preferential procurement terms. The slight decrease in our inventory turnover days from 2014 to 2015 reflected minor fluctuations in inventory turnover days typical in the ordinary course of our business. The increase in our inventory turnover days from 2015 to the nine months ended September 30, 2016 was due to changes in our product mix and our higher level of product purchases based on preferential procurement terms. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

Our accounts payable include accounts payable for payments in connection with inventory that we purchased and products sold under the consignment model and service fee model for which we are responsible for payment collection. As of December 31, 2013, 2014 and 2015 and September 30, 2016, our accounts payable amounted to RMB173.8 million, RMB300.0 million, RMB457.5 million (US$68.6 million), and RMB378.8 million (US$56.8 million) respectively. The increase in accounts payable from December 31, 2013 to December 31, 2014 reflected a significant growth in our product sales volumes and scale of operations. The increase in accounts payable from December 31, 2014 to December 31, 2015 reflected significant growth in our scale of operations. The decrease in accounts payable from December 31, 2015 to September 30, 2016 reflected the payment made to brand partners. Our accounts payable turnover days were 34 days in 2013, 80 days in 2014, 80 days in 2015, and 92 days in the nine months ended September 30, 2016. The increase in the turnover days from 2013 to 2014 was mainly due to longer credit periods from our suppliers and brand partners as a result of, among others, the increase in our order volumes. Accounts payable turnover days in 2015 remained stable as compared with that in 2014. The increase in accounts payable turnover days for the nine months ended September 30, 2016 was mainly due to longer credit periods from our suppliers and brand partners and increased order volumes. Accounts payable turnover days for a given period are equal to the average accounts payable balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

Although we consolidate the results of our consolidated VIE, we only have access to cash balances or future earnings of our consolidated VIE through our contractual arrangements with it. See “Prospectus Summary — Corporate Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, subject to applicable restrictions under PRC foreign exchange laws and regulations, our wholly foreign-owned subsidiary in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated VIE only through entrusted loans.

Renminbi may be converted into foreign exchange for current account items, including interest and trade- and service-related transactions. As a result, our PRC subsidiaries and our consolidated VIE in China may purchase foreign exchange for the payment of license, content or other royalty fees and expenses to offshore licensors, for example.

Our wholly foreign-owned subsidiary may convert Renminbi amounts that it generates in its own business activities, including technical consulting and related service fees pursuant to its contract with the consolidated VIE, as well as dividends it receives from its own subsidiaries, into foreign exchange and pay them to its non-PRC parent companies in the form of dividends. However, current PRC regulations permit our wholly foreign-owned subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with its articles of association and Chinese accounting standards and regulations. Our wholly foreign-owned subsidiary is required to set aside at least 10% of its after-tax profits after making up for previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2013	2014	2015		2015	2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(3,290)	(66,488)	2,202	330	(14,926)	(89,254)	(13,384)
Net cash used in investing activities	(63,481)	(30,545)	(126,949)	(19,037)	(264,512)	(5,064)	(759)
Net cash (used in) provided by financing activities	(48,774)	151,104	687,743	103,133	710,007	(40,909)	(6,135)
Net (decrease) increase in cash and cash equivalents	(115,545)	54,071	562,996	84,426	430,569	(135,227)	(20,278)
Cash and cash equivalents, beginning of year	270,077	154,156	206,391	30,950	206,391	787,257	118,056
Effect of exchange rate changes	(376)	(1,836)	17,870	2,680	11,293	9,377	1,406
Cash and cash equivalents, end of year/period	154,156	206,391	787,257	118,056	648,253	661,407	99,184

Operating Activities

Net cash used in operating activities in the nine months ended September 30, 2016 was RMB89.3 million (US$13.4 million) and primarily consisted of net income of RMB24.8 million (US$3.7 million), as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB32.1 million (US$4.8 million) of inventory write-down, RMB25.5 million (US$3.8 million) of depreciation and amortization expenses, and RMB25.1 million (US$3.8 million) of share-based compensation expenses. For the nine months ended September 30, 2016, the principal items accounting for the changes in operating assets and liabilities were due to a decrease in accounts payable of RMB78.7 million (US$11.8 million), an increase in advances to suppliers of RMB62.3 million (US$9.3 million), an increase in inventories of RMB55.1 million (US$8.3 million), an increase in accounts receivable of RMB45.6 million (US$6.8 million) and a decrease in accrued expenses and other current liabilities of RMB17.1 million (US$2.6 million), partially offset by an increase in notes payable of RMB29.3 million (US$4.4 million), a decrease in prepayments and other current assets of RMB26.7 million

(US$4.0 million), an increase in income tax payable of RMB3.8 million (US$0.6 million) and a decrease in amounts due from related parties of RMB3.6 million (US$0.5 million). Our accounts payable decreased and advances to suppliers increased due to payment made to brand partners. The increase in our accounts receivable was due to an increase in service fees due from our brand partners as a result of an increase in our sales. The increase in our inventories was due to the growth of our business.

Net cash used in operating activities in the nine months ended September 30, 2015 was RMB14.9 million and primarily consisted of net income of RMB9.3 million, as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB17.7 million of share-based compensation expenses, RMB16.5 million of depreciation and amortization expenses, RMB14.1 million of inventory write-down, and RMB5.6 million of share of loss in equity method investment, partially offset by deferred income tax of RMB8.8 million. For the nine months ended September 30, 2015, the principal items accounting for the changes in operating assets and liabilities were an increase in inventories of RMB106.2 million, an increase in prepayments and other current assets of RMB48.8 million, a decrease in notes payable of RMB15.2 million, an increase in other non-current assets of RMB9.3 million, an increase in amounts due from related parties of RMB4.5 million, and an increase in accounts receivable of RMB3.9 million, partially offset by an increase in accounts payable of RMB74.6 million, an increase in accrued expenses and other current liabilities of RMB28.5 million, a decrease in advances to suppliers of RMB11.3 million, and an increase in income tax payables of RMB3.4 million. Our accounts payable and our inventories increased due to the growth of our business. Our advances to suppliers decreased due to the procurement settled. Our accrued expenses and other current liabilities increased primarily due to (i) an increase in amount received from consumers on behalf of and payable to merchants on Maikefeng marketplace after Maikefeng open to third party merchants; (ii) increases in logistics, marketing and salary expenses payable as a result of business growth. The increase in our prepayments and other current assets was primarily due to an increase in rebates earned and receivable from suppliers upon reaching purchase thresholds.

Investing Activities

Net cash used in investing activities was approximately RMB5.1 million (US$0.8 million) in the nine months ended September 30, 2016, primarily for purchase of property and equipment, which comprised warehouse equipment, computer for newly hired employees and leasehold improvement, addition of intangible assets due to cost incurred for internal development of software, and investment in cost method investees, which were partially offset by proceeds received from mature of short term investment and restricted cash.

Net cash used in investing activities was approximately RMB264.5 million in the nine months ended September 30, 2015, primarily for purchase of short-term investment, and purchase of property and equipment, which comprised equipment for warehouse, computer for newly hired employees and leasehold improvement, addition of intangible assets due to cost incurred for internal development of software, and investment in cost method investees, which were partially offset by decrease in restricted cash.

Financing Activities

Net cash used in financing activities was RMB40.9 million (US$6.1 million) in the nine months ended September 30, 2016, primarily due to repurchase of ordinary shares of RMB45.3 million (US$6.8 million), partially offset by proceeds from exercise of stock options of RMB4.4 million (US$0.7 million).

Net cash provided by financing activities was RMB710.0 million in the nine months ended September 30, 2015, primarily due to proceeds from issuance of ordinary shares upon initial public offering in May 2015.

Capital Expenditures

We had capital expenditures of RMB37.4 million and RMB59.4 million (US$8.9 million) for the nine months ended September 30, 2015 and 2016, respectively. Our capital expenditures were used primarily for (i) the purchase of computer hardware, office furniture and equipment and warehouse equipment, (ii) leasehold improvements, and (iii) cost incurred for internal development of software. Actual future capital expenditures may differ from the amounts indicated above.

Our capital expenditures currently in progress are used primarily for the development of our internal software system for customer management and retail operations in order to meet our brand partners’ requirements. We rely on our internal sources in financing these capital expenditures, and currently have no capital commitment.

Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of September 30, 2016:

	Payments Due by Period
	Total		October to December 2016		2017		2018		2019		2020		2021 and after
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease obligations	343,357	51,489	19,292	2,893	67,409	10,109	53,192	7,977	48,868	7,328	48,182	7,225	106,414	15,958

Our operating lease obligations relate to lease agreements for our corporate offices and warehouses.

Other than the obligations set forth above, we did not have any long-term debt obligations, capital lease obligations, purchase obligations or other long-term liabilities as of September 30, 2016.

Holding Company Structure

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with its articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of our PRC subsidiaries and our consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of September 30, 2016, the amount restricted, including paid-in capital and statutory reserve funds, was RMB424.6 million (US$63.7 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Our VIE, Shanghai Zunyi, contributed an aggregate of 1.3% and 3.6% of our net revenues for the years ended December 31, 2014 and 2015, and contributed an aggregate of 4.9% and 2.7% of our net revenues for the nine months ended September 30, 2015 and 2016, respectively.

Off-Balance Sheet Arrangements

As of September 30, 2016, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of September 30, 2016, we had RMB-denominated cash and cash equivalents and restricted cash of RMB406.9 million (US$61.0 million). Assuming we had converted RMB406.9 million into U.S. dollars at the exchange rate of RMB6.6685 for US$1.00 as of September 30, 2016, our U.S. dollar cash balance converted from our RMB-denominated cash and cash equivalents and restricted cash would have been US$61.0 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$55.5 million instead.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term borrowings and the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, due to changes in market interest rates, our future interest expense may increase and our future interest income may fall short of expectations.

Inflation Risk

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in years 2013, 2014 and 2015 was 2.6%, 2.0% and 1.4%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Credit Risk

As of December 31, 2013, 2014 and 2015 and September 30, 2016, substantially all of our cash and cash equivalents and restricted cash were held by major financial institutions located in the PRC, Hong Kong, Taiwan and Japan. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Consumers pay for our product sales through a network of third-party payment service providers. We have not experienced any significant bad debts with respect to our accounts receivable, and made allowance for doubtful accounts of RMB1.9 million, RMB0.4 million, RMB0.7 million (US$0.1 million) and RMB0.7 million (US$0.1 million) as of December 31, 2013, 2014 and 2015 and September 30, 2016, respectively.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Vincent Wenbin Qiu	48	Director and Chief Executive Officer
Junhua Wu	38	Director and Chief Operating Officer
Satoshi Okada	58	Director
Qian Wu	42	Director
David McKee Hand	42	Independent Director
Yiu Pong Chan	44	Independent Director
Bin Yu	46	Independent Director
Steve Hsien-Chieng Hsia	53	Independent Director
Benjamin Changqing Ye	46	Independent Director
Beck Zhaoming Chen	34	Chief Financial Officer
Tony Yongjun Wu	51	Chief Technology Officer
Aaron Kwok Yuen Lung	52	Vice president

Mr. Vincent Wenbin Qiu is one of our co-founders. Since the founding of our business in 2007, Mr. Qiu has served as chairman of our board of directors and our chief executive officer. Mr. Qiu also has served as a director of several companies invested by us. Prior to founding our company, Mr. Qiu founded Shanghai Erry Network Technology Ltd., or Shanghai Erry, in 2000, a company specialized in providing supply chain management solutions and services to consumer brands in China, and served as Shanghai Erry’s chief executive officer from 2000 to 2007. From 1992 to 2000, Mr. Qiu worked as a technical and solution architect and held technical management positions in various multinational companies, including NCR (China) Limited, HP China Co., Ltd. and Sun Microsystems (China) Limited. Mr. Qiu obtained his bachelor’s degree in electronic engineering from Tsinghua University in 1992.

Mr. Junhua Wu is one of our co-founders and has served as our chief operating officer since the founding of our business in 2007 and as our director since 2012. He primarily supervises our apparel and beauty business. From 2001 to 2006, Mr. Wu served as director of the professional service department at Shanghai Erry. From 2000 to 2001, he worked as senior IT manager in Goodbaby International Group, an international durable juvenile products company headquartered in China. Mr. Wu graduated from Shanghai Jiao Tong University where he studied computer science in 2000.

Mr. Satoshi Okada has served as a member on our board since October 2014. Mr. Okada has also served as director at Alibaba.com Japan from 2008 and as a director of GDS Holdings Limited, a China-based developer and operator of high-performance data centers listed on the Nasdaq Global Market from 2014. Prior to that, Mr. Okada had held various management positions within the Softbank Corp. group since 2000. He also served as director at Alibaba.com Limited from 2007 to 2012, Ariba Japan K.K., a technology company, from 2001 to 2005 and DeeCorp Limited, a software company, from 2005 to 2007.

Ms. Qian Wu has served as a member of our board since April 2015. Ms. Wu joined Alibaba Group in August 2007 as senior director of Yahoo China, focusing on business development, product development, website and content channel management, online searches and e-mail services. Ms. Wu currently also serves as a director of several private companies. She is also responsible for Alibaba global business coordination and development. From 2009 to 2016 she served in various leadership roles in Alibaba Group, including head of Koubei Beijing, senior director of Tmall international business development and Tmall Merchants management, general manager of O2O business and general manager of Cross Board B2C business. Prior to joining Alibaba Group, she had worked for almost 10 years in SOHU.com as one of the founding members. Ms. Wu has more than 17 years’ management experience and is specialized in business development, marketing, new business initiatives and corporate management. Ms. Wu holds a bachelor’s degree in economics from Shanghai University of Financial and Economics in China and a joint master’s degree in business administration from Peking University and Fordham Business School in New York.

Mr. David McKee Hand has served as a member of our board since 2011. Mr. Hand is a founder and managing partner of Crescent Point, a private equity investment firm dual-headquartered in Singapore and Shanghai with an investment focus in Asia. He serves or has served on the boards of directors of several publicly and privately held companies, including Asia Venture Holdings Pte. Ltd., the holding company for the Viva Generik pharmacy chain in Indonesia; Aussie Farmers Holding Company Pty Ltd, the holding company for the largest online-only grocery business in Australia; Carmen Copper Corporation, a copper mining company based in the Philippines; Masterskill (Cayman) Limited which, through its subsidiaries, operates tertiary level education facilities across Malaysia; Tudou Holdings Limited, a leading Chinese online video company; and Wego Pte. Ltd., a Singapore-based pan-Asian travel metasearch company. Prior to founding Crescent Point, Mr. Hand worked at Morgan Stanley in New York and Singapore. Mr. Hand holds a bachelor’s degree in economics from Yale University and an M.B.A. from the Harvard Business School.

Mr. Yiu Pong Chan has served as our independent director since May 2015. Since September 2012, Mr. Chan has served as an executive director and from January 2014 as a managing director at L Catterton Asia Advisors, formerly named as L Capital Asia Advisors, a private equity fund based in Singapore which is backed by LVMH Moët Hennessy Louis Vuitton S.A, a multinational luxury products company. Mr. Chan is also a non-executive director at Dr. Wu Skincare Co., Ltd, a Taiwan-based company that provides non-surgical skincare products and solutions, and a board observer at YG Entertainment Inc., a music and entertainment company in South Korea. From August 2006 to June 2011, Mr. Chan was a director and served as head of the China office at investment fund Crescent Point Advisors Pte Ltd. From June 2002 to June 2006, Mr. Chan was a director at the Taiwan office of Lone Star Asia-Pacific Ltd. Mr. Chan worked with McKinsey & Co. from 1999 to 2002. Mr. Chan holds a master’s degree in finance with first-class honor and a bachelor’s degree in economics and finance from the University of Auckland.

Ms. Bin Yu has served as our independent director since May 2015. Ms. Yu has been a director of GDS Holdings Limited, a China-based developer and operator of high-performance data centers listed on the Nasdaq Global Market, since November 2016. Ms. Yu has also been an independent director and the audit committee chair of Tian Ge Interactive Holdings Limited, a live social video platform in China listed on the Hong Kong Stock Exchange, since June 2014. In addition, Ms. Yu served as chief financial officer of Innolight Technology (Suzhou) Ltd., a high-speed optical transceiver supplier in China, from January 2015 to May 2016. Ms. Yu was a director and the chief financial officer of Star China Media Limited, a company engaging in entertainment TV programs business, from December 2013 and May 2013, respectively, to December 2014, where she is responsible for corporate finance, legal, investor relations and financial management. From August 2012 to April 2013, she was the senior vice president of Youku Tudou Inc., an Internet television company in China and was in charge of the company’s investment in content production, merger and acquisition and strategic investment. Respectively from January 2012 to April 2013 and from July 2010 to December 2011, Ms. Yu served as the chief financial officer and the vice president of finance of Tudou Holdings Limited, a company engaging in Internet television business, where she oversaw the management of the company’s finance, legal, public relationship and investor relationship departments. Prior to that, from September 1999 to July 2010, she worked at KPMG and was promoted to senior manager of KPMG Greater China region, where she was responsible for financial statements auditing and China-based private entities’ listing overseas. Ms. Yu obtained a master’s degree in education and a master’s degree in accounting from the University of Toledo in the United States in May 1998 and August 1999, respectively, and an EMBA degree from Tsinghua University and INSEAD in January 2013. She is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.

Mr. Steve Hsien-Chieng Hsia has served as our independent director since May 2016. Mr. Hsia has been the co-founder, director and chief executive officer of Young Outliers, Inc., a Silicon Valley-based education service company since 2014. Mr. Hsia has served as a board member of Malaysia Digital Economy Corporation Sdn Bhd, a dedicated government agency entrusted to develop, coordinate, and promote Malaysia’s national digital economy since 2015. From 2011 to 2013, Mr. Hsia served as the Asia-Pacific chief operating officer of Wunderman, a digital marketing agency under WPP plc, an advertising and media holding company. From 1996 to 2011, Mr. Hsia co-founded and served as chief executive officer of AGENDA

Corporation, a digital marketing agency in Asia. Prior to AGENDA Corporation, Mr. Hsia co-founded two enterprise software companies. Mr. Hsia received his bachelor’s degree in computer science from University of California, Berkeley.

Mr. Benjamin Changqing Ye has served as our independent director since May 2016 and has served as a director of Hoau Logistics, a logistics company in China, since 2013. From 2011 to 2015, Mr. Ye was a managing director and the chief financial officer of CITIC PE Group. From 1992 to 2011, Mr. Ye worked for PricewaterhouseCoopers in China and the United Kingdom, where he mainly focused on M&A advisory work, and served as a partner of PricewaterhouseCoopers in China from 2004 to 2011. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology and an MBA degree from University of Warwick. Mr. Ye is a qualified accountant of the Chinese Institute of Certified Public Accountants.

Mr. Beck Zhaoming Chen has served as our chief financial officer and had held a number of positions, such as vice president and finance director, since joining us in 2012. Prior to joining us, Mr. Chen was the finance controller at LaShou Group Inc., a leading online social commerce company in China from 2011 to 2012. From 2004 to 2011, Mr. Chen worked at Deloitte Touche Tohmatsu Certified Public Accountants LLP as an audit manager for a number of multinational technology and retail companies. Mr. Chen obtained his bachelor’s degree in economics from Fudan University in 2004. Mr. Chen is a qualified accountant of the Chinese Institute of Certified Public Accountants and a CFA charterholder.

Mr. Tony Yongjun Wu has served as our chief technology officer since November 2015. Mr. Wu was previously our Vice President in charge of information technology. Prior to joining us, Mr. Wu served at Rovi Corporation as vice president of China operations from April 2011 to April 2014, where he was leading the China R&D operations to develop Rovi’s entertainment store, professional encoding and authoring, cloud-based metadata and TV guide. From 2006 to 2011, Mr. Wu worked as vice president and general manager of China R&D in Sonic Solutions Inc. Before that, Mr. Wu served at Xerox Corporation and Fuji Xerox Co., Ltd. from 1998 to 2006, leading the setup and management of Xerox Shanghai Software Center and Fuji Xerox Executive Printing Innovation Center. Prior to joining Xerox, Mr. Wu served as marketing manager of Sun Microsystems Inc. from 1996 to 1998, as technical support lead of Silicon Graphics Inc. from 1992 to 1996 and as faculty in Shanghai Jiao Tong University from 1989 to 1992, respectively. Mr. Wu received his bachelor’s degree in precision instruments and master’s degree in computer applications from Shanghai Jiao Tong University.

Mr. Aaron Kwok Yuen Lung has served as vice president of our home appliances and digital products business since joining us in October 2014. Prior to joining us, Mr. Kwok was a director at Beijing VastSmart Trading Co., Ltd from 2012 to 2014. From 2011 to 2012, Mr. Kwok served as deputy vice general manager in charge of sales and marketing at Beko Electronics Appliances (China) Co., Ltd. From 2003 to 2011, Mr. Kwok worked as sales director and commercial general manager of IT displays and Accessories of Philips (China) Investment Co., Ltd. From 1989 to 2003, Mr. Kwok held various managerial positions in several IT companies, including Beijing Dyne Lihe Sci-Tech Development Co., Ltd. and Creative Technology Limited. Mr. Kwok received his bachelor’s degree in computer science from Fudan University in 1989.

Employment Agreements, Duties of Directors, Terms of Directors and Officers, and Compensation of Directors and Executive Officers

For detail on the employment agreements of our directors and executive officers, duties of directors, terms of our directors and officers, and compensation of directors and executive officers for the most recently completed financial year, please see “Item 6 — Directors, Senior Management and Employees” in our annual report on Form 20-F, as amended, for the year ended December 31, 2015.

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) is found to be or becomes of unsound mind.

Committee of the Board of Directors

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. All members of our audit committee shall satisfy the “independence” requirements of the NASDAQ Stock Market Rules and Rule 10A-3 under the Exchange Act by the end of the one year transition period of companies following an initial public offering. Each committee’s members and functions are described below. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Ms. Bin Yu, Mr. Yiu Pong Chan and Mr. Benjamin Changqing Ye. Ms. Bin Yu is the chairman of our audit committee. Ms. Bin Yu is the audit committee financial expert. We have determined that Ms. Bin Yu, Mr. Yiu Pong Chan and Mr. Benjamin Changqing Ye satisfy the “independence” requirements of the NASDAQ Stock Market Rules and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;
•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
•	discussing the annual audited financial statements with management and our independent registered public accounting firm;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	meeting separately and periodically with management and our independent registered public accounting firms;
•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee.  Our compensation committee consists of Mr. David McKee Hand, Mr. Yiu Pong Chan and Ms. Bin Yu. Mr. David McKee Hand is the chairman of our compensation committee. We have determined that Mr. David McKee Hand, Mr. Yiu Pong Chan and Ms. Bin Yu satisfy the “independence” requirements of NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee is responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;
•	approving and overseeing the total compensation package for our executives other than the four most senior executives;
•	reviewing and making recommendations to the board of directors with respect to the compensation of our directors; and
•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Mr. David McKee Hand, Mr. Steve Hsien-Chieng Hsia and Ms. Bin Yu. Mr. David McKee Hand is the chairperson of our nominating and corporate governance committee. We have determined that Mr. David McKee Hand, Mr. Steve Hsien-Chieng Hsia and Ms. Bin Yu satisfy the “independence” requirements of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;
•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
•	identifying and recommending to our board the directors to serve as members of committees;
•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us. Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) is found to be or becomes of unsound mind.

Share Incentive Plans

The following summarizes, as of the date of this prospectus, options and restricted share units that we granted to our directors and executive officers and to other individuals as a group under our share incentive plans to attract and retain the best available personnel, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business. We and our directors, executive officers and other employees who are PRC residents and who have been granted options or restricted share units will be required to register with SAFE pursuant to applicable PRC laws. See “Risk Factor — Risks Related to Doing Business in China — Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

2014 Share Incentive Plan and 2015 Share Incentive Plan

In January 2010, Shanghai Baozun adopted a share incentive plan, or the Shanghai Baozun Plan, under which Shanghai Baozun granted share-based incentive awards to employees, officers, director and individual consultants of Shanghai Baozun. On May 30, 2014, we adopted our 2014 Share Incentive Plan, or the 2014 Plan, to roll over the options granted under Shanghai Baozun Plan with the same amount, terms and vesting schedule. The maximum number of shares that may be issued under the 2014 Plan is 20,331,467. As of the date of this prospectus, the number of shares that may be issued pursuant to all outstanding options under the 2014 Plan is 12,826,197.

On May 5, 2015, we adopted our 2015 Share Incentive Plan, or the 2015 Plan, which was amended in July 2016. The maximum number of shares which may be issued pursuant to all awards under the 2015 Plan was 4,400,000 initially. As the unissued shares reserved under the 2015 Plan accounted for less than 2% of the then total issued and outstanding shares on an as-converted basis on December 31, 2015, pursuant to the 2015 plan, the number of shares reserved for future issuances under the 2015 Plan was increased to 2% of the total issued and outstanding shares as of January 1, 2016, which was 3,029,427. Pursuant to the amendment dated in July 2016 to the 2015 plan, if on December 31 of each year beginning in 2016, the unissued Shares reserved under the 2015 Plan account for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, then on the first day of the next calendar year, the number of shares reserved for future insurances under the 2015 Plan shall be automatically increased to 1.5% of the then total issued and outstanding Shares. The shares which may be issued pursuant to the awards under the 2015 Plan shall be Class A ordinary shares. As of the date of this prospectus, the number of shares that may be issued pursuant to all outstanding options and restricted share units under the 2015 Plan is 5,414,727.

Types of Awards.  The 2014 Plan and the 2015 Plan permit the grant of several kinds of awards, including among others, options, restricted shares, restricted share units and share appreciation rights.

Plan Administration.  Our board of directors will administer the 2014 Plan and the 2015 Plan, and may delegate its administrative authority to a committee of one or more members of our board or our chief executive officer, subject to certain restrictions. Among other things, the board of directors will designate the eligible individuals who may receive awards, and determine the types and number of awards to be granted and terms and conditions of each award grant. The administrator of the 2014 Plan and the 2015 Plan has the power and discretion to cancel, forfeit or surrender an outstanding award under the 2014 Plan and the 2015 Plan, respectively.

Award Agreements.  Options and other awards granted under the 2014 Plan and the 2015 Plan will be evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

Eligibility.  We may grant awards to the employees, consultants rendering bona fide services to us or our affiliated entities designated by our board, as well as our non-employee directors, provided that awards cannot be granted to consultants or non-employee directors who are resident of any country in the European Union, and any other country which pursuant to applicable laws does not allow grants to non-employees.

Term of the Option and Stock Appreciation Rights.  The term of each option and stock appreciation rights granted will not exceed ten years, and the board of directors may extend the term subject to certain limitation under relevant applicable regulations.

Acceleration of Awards upon Corporate Transactions.  The board of directors may, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the holder or replace the awards.

Vesting Schedule.  In general, the board of directors determines the vesting schedules.

Amendment and Termination.  The board of directors may at any time amend, modify or terminate the 2014 Plan or the 2015 Plan subject to shareholder approval to the extent required by laws. Additionally, shareholder approval will be specifically required to increase the number of shares available under the 2014 Plan and under the 2015 Plan, or to permit the board of directors to extend the term or the exercise period of an option or share appreciation right beyond ten years, or if amendments result in material increases in benefits or a change in eligibility requirements. Any amendment, modification or termination of the 2014 Plan or the 2015 Plan must not impair any rights or obligations under awards already granted without consent of the holder of such awards. Unless terminated earlier, the 2014 Plan and the 2015 Plan will expire and no further awards may be granted after the tenth anniversary of the shareholders’ approval of the 2014 Plan and the 2015 Plan, respectively.

The following table summarizes, as of the date of this prospectus, the outstanding options granted to our directors and executive officers and to other individuals as a group under our 2014 Plan and 2015 Plan.

Name	Ordinary shares Underlying Outstanding Options		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Vincent Wenbin Qiu	2,105,801		0.0136	1/30/2010	1/29/2020
				2/1/2012	1/31/2022
				6/28/2013	6/27/2023
				8/29/2014	8/28/2024
	279,679		1.500	2/6/2015	2/5/2025
Junhua Wu	2,218,507		0.0136	1/30/2010	1/29/2020
				2/1/2012	1/31/2022
				6/28/2013	6/27/2023
				8/29/2014	8/28/2024
	279,679		1.500	2/6/2015	2/5/2025
Yiu Pong Chan		*	0.0001	5/20/2015	5/19/2025
Bin Yu		*	0.0001	5/20/2015	5/19/2025
Beck Zhaoming Chen		*	0.0136	6/28/2013	6/27/2023
				8/29/2014	8/28/2024
			1.500	2/6/2015	2/5/2025
Tony Yongjun Wu		*	1.500	2/6/2015	2/5/2025
Aaron Kwok Yuen Lung		*	0	2/6/2015	2/5/2025
Other individuals as a group	6,644,761		0.0136; 1.500; 2.8679	various**	various***

*	Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.
**	From January 30, 2010 to August 14, 2015.
***	From January 29, 2020 to August 13, 2025.

The following table summarizes, as of the date of this prospectus, the outstanding restricted share units granted to our directors, executive officers and other individuals under our 2015 Plan.

Name	Restricted Share Unit		Date of Grant	Date of Expiration
Vincent Wenbin Qiu	250,000		12/31/2015	12/30/2025
Junhua Wu	160,000		12/31/2015	12/30/2025
Beck Zhaoming Chen		*	12/31/2015	12/30/2025
Tony Yongjun Wu		*	12/31/2015	12/30/2025
Aaron Kwok Yuen Lung		*	12/31/2015	12/30/2025
Other individuals as a group	4,628,509		various**	various***

*	Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.
**	From August 14, 2015 to July 29, 2016.
***	From August 13, 2025 to July 28, 2026.

INDUSTRY

China’s E-Commerce Industry

Rapid Growth of the E-Commerce Industry

China’s online retail market has grown rapidly over the past five years. According to iResearch, gross merchandise volume from China’s online retail market increased from RMB0.8 trillion (US$120 billion) in 2011 to RMB3.8 trillion (US$570 billion) in 2015, representing a CAGR of 47.6%, and is expected to reach RMB7.5 trillion (US$1.1 trillion) in 2018 at a CAGR of 25.4%. Despite experiencing significant growth, China’s online shopping penetration rate, defined as the size of the online retail market as a percentage of total retail sales of consumer goods, was only 12.6% in 2015. Consumption is expected to increasingly shift from offline to online, and China’s online shopping penetration rate is expected to reach 19.2% by the end of 2018, according to iResearch.

Increase in Market Share of B2C E-Commerce

B2C e-commerce plays an increasingly important role in the e-commerce industry in China. As the online retail market matures and online shoppers become more sophisticated, B2C e-commerce will become a more prevalent mode of e-commerce in China than consumer-to-consumer, or C2C, e-commerce. According to iResearch, the B2C e-commerce market in China is expected to reach RMB2.9 trillion (US$435 billion) in 2016, accounting for 59.0% of the online retail market in China. The B2C e-commerce market in China is expected to grow further to RMB5.1 trillion (US$765 billion) by 2018, and account for 68.1% of the overall online retail market in China by 2018.

China online retail market (B2C and C2C) (% of total online retail market size)	China B2C market size (in trillions of RMB)

Growth in Mobile Commerce

Mobile commerce has experienced and is expected to continue to experience rapid growth in China. With the proliferation of affordable smartphone and tablet devices and advancement in wireless technology and infrastructure in China, consumers are increasingly shifting their daily activities from personal computers to mobile devices. Mobile commerce has also become more accessible and reliable. According to iResearch, gross merchandise volume derived from mobile shopping in China reached RMB2.1 trillion (US$315 billion) in 2015, representing an increase of 123.8% compared to 2014. Mobile commerce penetration in China, defined as the size of the mobile commerce market as a percentage of the total online retail market, reached 55.5% in 2015 and surpassed the share from personal computer shopping for the first time. Mobile commerce penetration is expected to further increase to 73.8% by 2018.

Opportunities and Challenges in Brand E-Commerce

Brand e-commerce occupies a unique segment among different modes of B2C e-commerce. The diagram below illustrates the different modes of B2C e-commerce, including brand e-commerce:

For brands, B2C e-commerce can be conducted through online stores operated by brands’ offline distributors, independent direct sales platforms such as JD.com (excluding its third-party marketplace business), official marketplace stores and official brand stores. Brand e-commerce encompasses official brand stores and official marketplace stores.

Brand e-commerce differentiates itself from other modes of B2C e-commerce by enabling the online stores to be operated with the brands’ unique brand image, look and feel and by allowing the brands to exert greater control over their branding and merchandising. As e-commerce becomes more popular in China, global brands increasingly view e-commerce as a critical part of their China expansion strategy.

Brand e-commerce has experienced and is expected to continue to experience high growth in China. According to iResearch, China’s brand e-commerce market is expected to grow from an estimated RMB1.3 trillion (US$202 billion) in 2015 to more than RMB2.7 trillion (US$411 billion) in 2017, representing a CAGR of more than 42.7%. China’s brand e-commerce market is also expected to further increase its penetration of the overall B2C e-commerce market to more than 69.0% in 2017.

Rising demand for omni-channel capabilities

As brand e-commerce continues to grow, more brands are looking to build their e-commerce presence across multiple channels and provide a seamless shopping experience and integrated branding across channels. While Tmall generally has been a popular marketplace platform for opening online stores, brands have also expanded additional online channels such as their own official brand stores and other online marketplaces such as JD.com. Mobile platforms have also been a strategic focus through which brands seek to reach consumers via shopping apps and social media platforms such as WeChat stores. Such omni-channel strategies require brands to develop an in-depth understanding of consumers and the ability to track and market to them across multiple channels. As such, consumer data analysis has become increasingly critical to brands.

In addition, O2O strategies have become popular among brands aiming to integrate consumers’ online and offline experiences, thus requiring strong omni-channel capabilities. Services such as store pickup and home delivery require robust logistics and inventory management systems to be connected with various back-end systems, such as Client Relationship Management (CRM) and Enterprise Resource Planning (ERP) systems. As brands aim to become more sophisticated in their delivery of targeted marketing and a seamless shopping experience to consumers across multiple channels, we believe more brands will embrace an omni-channel strategy and seek service partners with such capabilities.

Challenges to Brands

While international and domestic brands are increasingly focusing on growth opportunities in brand e-commerce in China, they also face numerous challenges and complexities operating in China with regard to distribution channel selection, digital marketing strategies, merchandising, online store operations, technology infrastructure, warehousing and fulfillment. Common challenges faced by brands in China, particularly international brands with limited experience and resources in the PRC retail market, include:

•	complex selection and patchy coverage of distribution channels;
•	highly fragmented and underdeveloped fulfillment infrastructure;
•	large geographical area with highly localized consumer preferences;
•	lack of transparency and control;
•	unreliable online store operations and unfocused marketing strategies; and
•	dearth of omni-channel capabilities; and
•	high initial set-up costs to establish e-commerce presence and team.

Development of Brand E-Commerce Service Partners

As the e-commerce market in China grows in complexity and more channels rapidly evolve, brands have become more reliant on service partners with local knowledge and industry expertise who can execute e-commerce strategies for them, thereby avoiding the investment and risks associated with establishing and maintaining their own local infrastructure and capabilities. Major services offerings by brand e-commerce service partners include IT services, store operations, digital marketing, customer service, warehousing and fulfillment, among others. According to iResearch, demand from international brands (based outside of China) contributes approximately 30-40% of the overall brand e-commerce solution market in China. In certain categories, such as apparel, such contribution percentage by international brands outside of China may be as high as approximately 70%. Increasing demand from international brands entering and expanding in China is expected to be a major driver of the e-commerce service market.

Value Proposition of End-to-End Brand E-Commerce Service Partners

While the majority of e-commerce service partners focus on one or a few of the services mentioned above, end-to-end brand e-commerce service partners are unique in their capability to offer comprehensive one-stop solutions for brands looking to execute their e-commerce strategy in China. Specifically, end-to-end brand e-commerce service partners’ unique value propositions include:

•	in-depth understanding of vertical-specific operational know-how and brand partners’ needs;
•	high level of brand equity control for brands through integrated collaboration on every step of e-commerce strategy and operations;
•	reliable technology infrastructure for back-end system integration;
•	seamless omni-channel execution across complete transaction life cycle from discovery, purchase, order processing to fulfillment;
•	unified online and offline marketing strategies, customer service, as well as consumer data collection and analysis;
•	cost advantages from vertically integrated services; and
•	overall simplification of e-commerce operations.

Competitive Landscape in China’s Brand E-Commerce Service Market

The brand e-commerce service market in China is currently undergoing rapid development. It is expected to be sustained by the strong growth in China’s brand e-commerce sector and further increase market penetration. According to iResearch, the market size of the brand e-commerce service market in China based on transaction value is expected to grow from RMB43 billion (US$6.5 billion) in 2015 to RMB95 billion (US$14.2 billion) in 2017, representing a CAGR of 47.9%.

China’s brand e-commerce service market is highly fragmented with hundreds of industry participants. According to iResearch, Baozun is the largest player in the brand e-commerce service market in China based on transaction value and has further increased its market share from approximately 20% in 2014 to 22% in 2015 as its transaction value reached RMB9.4 billion (US$1.4 billion) in 2015. As the market leaders continue to leverage their comprehensive service and customized offerings, deep domain expertise and data analysis capabilities, market leaders are expected to further expand their market shares.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our fourth amended and restated memorandum and articles of association and the Companies Law (2016 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 shares comprising of 470,000,000 Class A ordinary shares with a par value of US$0.0001 each and 30,000,000 Class B ordinary shares with a par value of US$0.0001 each.

Ordinary Shares

General.  All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Ordinary Shares.  Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting rights and conversion rights.

Conversion.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in the fourth amended and restated memorandum and articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and to our fourth amended and restated articles of association.

Voting Rights.  Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, on a poll each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. At any general meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy with a right to attend and vote at the meeting.

A quorum required for a meeting of shareholders consists of at least one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate not less than one-third of the votes attaching to all issued and outstanding shares of our company. An annual general meeting may be held in each year. Extraordinary general meetings may be held at such times as may be determined by our board of directors and may be convened by a majority of our board of directors or the chairman of the board on its/his own initiative or upon a request to the directors by shareholders holding in the aggregate not less than ten percent of our voting share capital. Advance notice of at least 10 calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and cancelling any unissued shares.

Transfer of Shares.  Subject to the restrictions of our fourth amended and restated memorandum and articles of association set out below, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares concerned are free of any lien in favor of us; or (f) a fee of such maximum sum as the NASDAQ Global Select Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.  On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.  Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by our board of directors, before the issue of such shares, or by a special resolution of our shareholders.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Changes in Capital.  Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount; and
•	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law and our fourth amended and restated memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares.  Our fourth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our fourth amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

•	designation of the series;
•	the number of shares of the series;
•	the dividend rights, conversion rights and voting rights; and
•	the rights and terms of redemption and liquidation preferences.

The issuance of convertible redeemable preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

History of Securities Issuances

The following is a summary of our securities issuances since our inception.

Ordinary Shares

On December 17, 2013, we issued one ordinary share to NovaSage Nominees (Cayman) Limited for nominal consideration, which was transferred to Jesvinco Holdings Limited.

On the same day, we issued 10,037,999 ordinary shares to Jesvinco Holdings Limited, 4,518,000 ordinary shares to Casvendino Holdings Limited, 3,909,700 ordinary shares to Shiyun Holdings Limited, 1,014,710 ordinary shares to Fun Team Holdings Limited, 5,622,000 ordinary shares to PBE Holdings Limited, and 2,956,410 ordinary shares to Erry Holdings Limited, respectively, at par value of US$0.0001 per share.

Convertible Redeemable Preferred Shares

In December 2009 and August 2010, Hangzhou Ali Venture Investment Limited, or Hangzhou Ali, acquired a total of 39.56% of equity interests with preferential rights of Shanghai Baozun for a total consideration of RMB32.7 million (US$5.3 million).

In January and June 2011, Crescent Internet and E-Commerce Investments, Limited, or Crescent Investments, and New Access Capital Fund I, or New Access I, together acquired a total of 27.55% of equity interests in Shanghai Baozun with preferential rights for an aggregate consideration of RMB119.1 million (US$17.9 million). In January 2011, Hangzhou Ali further acquired a total of 7.29% of equity interest with preferential rights in Shanghai Baozun for an aggregate consideration of RMB12.9 million (US$1.9 million).

In September 2012, Hangzhou Ali, Crescent Investments, New Access I, Private Opportunities (Mauritius) I Limited, or GSPO, GS Investment Partners (Mauritius) I Limited or GSIP, Crescent Investments, Stelca Investments Limited, New Access Capital Fund II, or New Access II, and Infinity I-China Investments (Israel) L.P., or Infinity, acquired a total of 27.62% of equity interests in Shanghai Baozun with preferential rights for an aggregate consideration of RMB266.2 million (US$39.9 million).

Upon our reorganization in July 2014, the equity interests in Shanghai Baozun acquired by our then investors were cancelled in exchange for 19,622,241 Series A convertible redeemable preferred shares, or Series A Shares, 26,532,203 Series B convertible redeemable preferred shares, or Series B Shares, and 29,056,332 Series C1 convertible redeemable preferred shares, or Series C1 Shares, of our Company.

In August 2014, we repurchased 1,925,063 ordinary shares from our founding shareholders at a total consideration of RMB21.0 million (US$3.1 million). At the same time, we issued 1,925,063 Series C2 convertible redeemable preferred shares, or Series C2 Shares, at a total consideration of RMB21.0 million (US$3.1 million) to several Series C1 investors.

On October 29, 2014, we issued to Tsubasa Corporation 7,504,324 Series D convertible redeemable preferred shares, or Series D Shares, for an aggregated consideration of US$23.9 million.

Each holder of convertible redeemable preferred shares shall have the right, at such holder’s sole discretion, to convert all or any portion of convertible redeemable preferred shares into ordinary shares at any time. The initial conversion price is the issuance price of convertible redeemable preferred shares, subject to adjustment in the event of (i) stock splits, share combinations, share dividends and distribution, recapitalizations and similar events, and (ii) issuance of new securities at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance.

The convertible redeemable preferred shares have been automatically converted into ordinary shares at the then applicable conversion price upon the closing of our initial public offering.

Share Options, RSUs, Restricted Shares and Other Rights Granted

We have reserved options covering an aggregate of 20,331,467 ordinary shares for share-based incentive awards to certain directors, employees, consultants and other grantees, including certain employees of our related companies or affiliates under our 2014 Plan. As of the date of this prospectus, the number of shares that may be issued pursuant to all outstanding options under the 2014 Plan is 12,826,197.

The maximum number of shares which may be issued pursuant to all awards under the 2015 Plan was 4,400,000 initially. As the unissued shares reserved under the 2015 Plan accounted for less than 2% of the then total issued and outstanding shares on an as-converted basis on December 31, 2015, pursuant to the 2015 plan, the number of shares reserved for future issuances under the 2015 Plan was increased to 2% of the total issued and outstanding shares as of January 1, 2016, which was 3,029,427. Pursuant to the 2015 plan, if on December 31 of each year beginning in 2016, the unissued Shares reserved under the 2015 Plan account for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, then on the first day of the next calendar year, the number of shares reserved for future insurances under the 2015 Plan shall be automatically increased to 1.5% of the then total issued and outstanding Shares. The shares which may be issued pursuant to the awards under the 2015 Plan shall be Class A ordinary shares. As of the date of this prospectus, the number of shares that may be issued pursuant to all outstanding options and restricted share units under the 2015 Plan is 5,414,727.

Share Repurchase

In November 2015, our board of directors authorized a program under which we may repurchase up to US$10 million worth of our outstanding ADSs over the course of the next 12 months. The repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. As of the date of this prospectus, we have repurchased an aggregate of 1,469,151 of ADSs at an average price of US$6.8066 per ADS and the share repurchase program was completed.

Differences in Corporate Law

The Companies Law is modeled after companies law statutes of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United

States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements.  The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;
•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected (within four months after making the offer), the offeror may, within a two-month period commencing on the expiration of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.  In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge certain acts, including the following:

•	a company acts or proposes to act illegally or ultra vires;
•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.  Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our fourth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.  Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience.

However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.  Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our fourth amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.  Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fourth amended and restated articles allow our shareholders holding in the aggregate not less than one-third of the aggregate number of votes attaching to all issued and outstanding shares of our company to requisition an extraordinary meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our fourth amended and restated articles of association provides that we may in each year to hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

Cumulative Voting.  Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our fourth amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.  Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fourth amended and restated articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders.  The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.  Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares.

Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands, our company may be dissolved, liquidated or wound up voluntarily by a special resolution, or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares.  Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our fourth amended and restated articles of association, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents.  Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our fourth amended and restated memorandum and articles of association may only be amended by special resolution.

Inspection of Books and Records.  Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in Our Memorandum and Articles of Association.  Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders.  There are no limitations imposed by our fourth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fourth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Registration Rights

Pursuant to our amended and restated shareholders’ agreement entered into on October 29, 2014 (as amended on December 11, 2014), we granted certain registration rights to holders of our registrable securities. Set forth below is a description of the registration rights granted under the shareholders’ agreement.

Demand Registration Rights.  Holders of at least 10% of registrable securities then outstanding have the right to demand in writing, at any time after six months following the completion of our initial public offering that we file a registration statement to register their registrable securities. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any twelve month period and cannot register any other shares during such 90 days period. Further, the underwriters of any underwritten offering may reduce up to 70% of shares having registration rights to be included in the registration statement if they determine that marketing factors require such a limitation.

Form S-3 or Form F-3 Registration Rights.  Holders of our registrable securities have the right to request that we file a registration statement on Form F-3 or Form S-3. We have the right to defer filing of a registration statement on Form F-3 or Form S-3 for up to 90 days if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any twelve month period and cannot register any other shares during such 90 days period. Further, the underwriters of any underwritten offering may reduce up to 70% of shares having registration rights to be included in the registration statement if they determine that marketing factors require such a limitation.

Piggyback Registration Rights.  If we propose to file a registration statement for a public offering of our securities other than pursuant to a demand registration right, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities.

Expenses of Registration.  All registration expenses incurred in connection with any demand, piggyback or Form F-3 or Form S-3 registration, other than any underwriting discounts and selling commissions applicable to the sale of registrable securities pursuant to the shareholders’ agreement, will be borne by us.

Termination of Obligations.  The registration rights set forth above shall terminate on the earlier of (i) the date that is five years from the closing of our initial public offering on May 27, 2015, (ii) with respect to any holder of registrable securities, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any 90-day period after our initial public offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number of Class A ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, Floor 12, New York, NY, 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan Chase Bank, N.A. to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.
•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.
•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:
•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or
•	if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.
•	Other Distributions. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or not reasonably practicable to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the Depositary in accordance with its then current policies, which are currently set forth in the “Depositary Receipt Sale and Purchase of Security” section of https://www.adr.com/Investors/FindOutAboutDRs, the location and contents of which the Depositary shall be solely responsible for.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;
•	the payment of fees, taxes and similar charges; or
•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,
•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or
•	to receive any notice or to act in respect of other matters;

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Depositary will only exercise or attempt to exercise your voting rights, if any, according to your instructions, including instructions to give a discretionary proxy to a person designated by us. Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

We have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
•	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
•	stock transfer or other taxes and other governmental charges;
•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;
•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
•	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. (“JPMorgan”) shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and
•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan and/or its agent may act as principal for such conversion of foreign currency. For further details see https://www.adr.com.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The Depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the Depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of the increase in any such fees and charges.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

(1)	amend the form of ADR;
(2)	distribute additional or amended ADRs;
(3)	distribute cash, securities or other property it has received in connection with such actions;
(4)	sell any securities or property received and distribute the proceeds as cash; or
(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary. After the date so fixed for termination, (a) all Direct Registration ADRs shall cease to be eligible for the Direct Registration System and shall be considered ADRs issued on the ADR Register and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares to us along with a general stock power that refers to the names set forth on the ADR Register and (b) provide us with a copy of the ADR Register. Upon receipt of such shares and the ADR Register, we have agreed to use our best efforts to issue to each registered holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR Register in such registered holder’s name and to deliver such Share certificate to the registered holder at the address set forth on the ADR Register. After providing such instruction to the custodian and delivering a copy of the ADR Register to us, the depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs and shall cease to have any obligations under the Deposit Agreement and/or the ADRs.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;
•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and
•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no such disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);
•	it exercises or fails to exercise discretion under the deposit agreement or the ADR including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;
•	it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;
•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or other holders of an interest in any ADSs about the requirements of Cayman Islands or People’s Republic of China law, rules or regulations or any changes therein or thereto.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary. Neither the depositary nor any of its agents shall be liable to registered holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages or lost profits (excluding legal fees and expenses) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary and its agents may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (a “pre-release”). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the ADR holders (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and
•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, (i) any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States, (ii) the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and (iii) the depositary may in its sole discretion require that any action, controversy, claim, dispute, legal suit or proceeding brought against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

TAXATION

The following discussion of certain Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. Accordingly, each investor should consult its own tax advisor regarding the tax consequences of an investment in our ADSs or Class A ordinary shares applicable under its particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises substantial and overall control and management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders minutes, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of Baozun Inc. and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. Baozun Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Baozun Inc. meets all of the conditions above. Baozun Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets and its records (including the resolutions and meeting minutes of its board of directors and the resolutions and meeting minutes of its shareholders) are located and maintained outside the PRC. For the same reasons, we believe our other subsidiaries outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

The implementation rules of the Enterprise Income Tax Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the Enterprise Income Tax Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders or ADS holders which are non-resident enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

Furthermore, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, such dividends and gains we pay to our overseas shareholders or ADS holders who are non-resident individuals may be subject to PRC individual income tax at a rate of 20%, unless any such non-resident individuals’ jurisdiction has a tax treaty or arrangement with China that provides for a preferential tax rate or a tax exemption. It is also unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Although it appears that Bulletin 7 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of Bulletin 7 and we and our non-PRC resident investors may be at risk of being subject to tax filing or withholding obligations under Bulletin 7 and we may be required to spend valuable resources to comply with Bulletin 7 or to establish that we should not be taxed under Bulletin 7. See “Risk Factors — Risks Related to Doing Business in China — We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

See “Risk Factors — Risks Related to Doing Business in China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.” and “Risk Factors — Risks Related to Doing Business in China — Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC tax law.”

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of the material U.S. federal income tax consequences of the purchase, ownership, and disposition of the ADSs or ordinary shares, but does not purport to be a complete analysis of all potential tax consequences. The consequences of other U.S. federal tax laws, such as estate, gift, or other non-income tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final and temporary U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could result in tax consequences different from those described below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of the ADSs or ordinary shares.

This discussion is limited to U.S. Holders (as defined below) that hold our ADSs or ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) at all relevant times. This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

•	persons who own or are deemed to own 10% or more of our voting stock;
•	persons subject to the alternative minimum tax;
•	persons holding our ADSs or ordinary shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	persons whose “functional currency” is not the U.S. dollar;
•	banks, insurance companies, and other financial institutions;
•	brokers, dealers or traders in securities;
•	corporations that accumulate earnings to avoid U.S. federal income tax;
•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	corporations that have elected to be taxed as “S corporations” under Subchapter S of Chapter 1 of the Code (and investors therein);
•	tax-exempt organizations or governmental organizations;
•	persons deemed to sell our ADSs or ordinary shares under the constructive sale provisions of the Code;
•	persons who hold or receive our ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;
•	“real estate investment trusts”;
•	“regulated investment companies”; and
•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSS OR ORDINARY SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a U.S. Holder

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust that (1) is subject to the primary jurisdiction of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you own ADSs, you generally will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, withdrawals of the underlying ordinary shares in exchange for the ADSs generally will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of a depositary share and the issuer of the security underlying the depositary share may be taking actions that are inconsistent with the beneficial ownership of the underlying security (which may include, for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any PRC taxes, or the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders (discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of any distributions we make to you with respect to your ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or on the date of receipt by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of certain dividends received from U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make to you will be reported as a dividend even if it would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends received may be subject to a reduced rate of U.S. federal income tax applicable to “qualified dividend income,” provided that (1) either (a) our ADSs or ordinary shares, with respect to which the dividends are paid, are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend is paid or the preceding taxable year (discussed below), and (3) the ADSs or ordinary shares are held for a holding period of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Under IRS authority, common or ordinary shares, or depositary shares representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, where our ADSs (but not our ordinary shares) are listed. If we are treated as a “resident enterprise” for PRC tax purposes (see “— People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

Any dividends we pay with respect to the ADSs or ordinary shares will constitute foreign source income for foreign tax credit purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares (see “— People’s Republic of China Taxation”), the amount of the dividend would include the withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Disposition of ADSs or Ordinary Shares

You will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company” below, the gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or ordinary shares for more than one year, you may be eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the market price of our ADSs and the composition of our income and assets, we believe we were not a passive foreign investment company, or “PFIC” for U.S. federal income tax purposes for our taxable year ended December 31, 2015, and we do not expect to become a PFIC in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. Additionally, PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year and will depend to a large degree on the market price of our ADSs, which could fluctuate significantly. Therefore, we cannot assure you that we will not be considered a PFIC for the taxable year ended December 31, 2015 or any subsequent years.

A foreign corporation is a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

In applying these tests, a foreign corporation is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, while it is not clear, we believe the contractual arrangements between us and our variable interest entity should be treated as ownership of stock. Passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

If a foreign corporation is treated as a PFIC for any year during a shareholder’s holding period in its shares, the corporation generally will continue to be treated as a PFIC with respect to that shareholder for all succeeding years during which it holds its shares.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares. In general, these special rules will cause your “excess distribution” or gain to be taxed to you as ordinary income. In addition, an interest charge generally will apply. This will likely result in your having to pay more U.S. federal income tax on the distribution, or gain, than you would under the rules described in the sections above. Specifically, distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The PFIC rules provide for certain elections that can, in certain circumstances, alter the tax consequences of PFIC status as generally described above, thereby mitigating the adverse tax consequences that generally apply under the PFIC rules as described above. One such election, the “qualified electing fund” or “QEF” election, allows a U.S. Holder to include in income its share of the corporation’s income on a current basis and it requires (among other things) that the U.S. Holder include with its U.S. federal income tax return a “PFIC Annual Information Statement” provided by the foreign corporation and disclosing to the U.S. Holder its pro rata share of the corporation’s “ordinary earnings” and “net capital gain” as determined under U.S. federal income tax principles. A QEF election also can, in certain circumstances, cause the “excess distribution” regime described above not to apply, generally resulting in more favorable tax consequences upon receipt of PFIC excess distributions or the recognition of gain on sale of PFIC shares (or ADSs). However, we do not intend to calculate our “ordinary earnings” or “net capital gain,” nor do we intend to supply U.S. Holders with the required “PFIC Annual Information Statement.” Therefore, it generally will not be possible for you to make a QEF election if we are, or if we become, a PFIC.

A different election, the “mark-to-market” election, could be available if our ADSs or ordinary shares, as applicable, are considered “marketable stock” as defined under applicable U.S. Treasury regulations. Our ADSs or ordinary shares generally will be treated as marketable stock if they are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable U.S. Treasury regulations). Our ADSs are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are regularly traded and we are treated as a PFIC, we expect the mark-to-market election would be available to a U.S. Holder that owns ADSs.

If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for each year we are a PFIC in an amount equal to the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares in a year that we are a PFIC, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares in a year that we are a PFIC, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower rate applicable to qualified dividend income would not apply. You should consult your tax advisors as to the availability and desirability of a mark-to-market election.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, as applicable, and you may be subject to the rules described in the preceding paragraphs with respect to the shares of such lower-tier PFICs that you are deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

Each U.S. Holder will generally be required to file an IRS Form 8621 if it holds ADSs or ordinary shares in any year in which we are treated as a PFIC. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in the ADSs or ordinary shares and any elections that may be available.

Information Reporting and Backup Withholding

Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other taxable disposition of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. In addition, certain individuals holding ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Certain U.S. Holders are also required to report information relating to ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or ordinary shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ADSs or ordinary shares.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs, we will have 22,893,255 outstanding ADSs representing approximately 43.1% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could materially and adversely affect prevailing market prices of our ADSs.

Lock-Up Agreements

We have agreed, for a period of 90 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, each of our directors, executive officers, selling shareholders and certain other shareholders has also entered into a similar lock-up agreement for a period of 90 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. However, the representatives may, in their sole discretion, release or waive the restrictions set forth in such lock-up agreements with respect to any portion or all our ordinary shares or ADSs.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares issued upon automatic conversion of our Series A, B, C1, C2 and D convertible redeemable preferred shares upon the completion of our initial public offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person (or persons whose shares are aggregated) who has beneficially owned our restricted shares for at least six months, is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three months period a number of restricted shares that does not exceed the greater of the following:

•	1% of our then total outstanding ordinary shares, in the form of ADSs or otherwise, which will equal 1,593,637 ordinary shares immediately after this offering; or
•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us. Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of our initial public offering in May 2015, certain holders of our registrable securities have been entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and China Renaissance Securities (Hong Kong) Limited are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Credit Suisse Securities (USA) LLC	3,480,000
Deutsche Bank Securities Inc.	2,220,000
China Renaissance Securities (Hong Kong) Limited	300,000
Total	6,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, the selling shareholders, our counsel, the selling shareholders’ counsel and the independent accountants. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option to purchase additional ADSs described below. Any offers or sales of the ADSs in the United States will be conducted by registered broker-dealers in the United States. China Renaissance Securities (Hong Kong) Limited will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, China Renaissance Securities (US) Inc.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$0.33075 per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 900,000 additional ADSs at the public offering price listed on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, severally and not jointly, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$84,525,000, the total underwriters’ discounts and commissions would be US$3,803,625, and the total proceeds to us and the selling shareholders (before expenses) would be US$35,096,250 and US$45,625,125, respectively. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Total underwriting discounts and commissions that we and the selling shareholders have agreed to pay to the underwriters represent 4.5% of the total amount of the offering. The table below shows the per ADS and total underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 900,000 additional ADSs.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	US$0.55125	US$0.55125
Total by us	US$1,653,750	US$1,653,750
Total by the selling shareholders	US$1,653,750	US$2,149,875

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

The total expenses of the offering payable by us, excluding underwriting discounts and commissions are estimated to be approximately US$2.0 million. Expenses include the SEC and the Financial Industry Regulatory Authority Inc. filing fees, and printing, legal, accounting and miscellaneous expenses.

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “BZUN.”

We have agreed that, without the prior written consent of the representatives, subject to certain exceptions, we will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or
•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8), whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

Each of our directors, executive officers, selling shareholders and certain other shareholders have agreed that, without the prior written consent of the representatives, such director, officer or shareholder, subject to certain exceptions, will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The representatives may, in their sole discretion, release or waive the restrictions set forth in the lock-up agreements described above with respect to any portion or all of our ordinary shares or ADSs.

In addition, we have instructed JPMorgan Chase Bank, N.A., as depositary, and our Cayman registrar not to facilitate any deposit of any ordinary shares for issuance of any ADSs for 90 days after the date of this prospectus (other than in connection with this offering), unless we instruct otherwise.

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us, our officers or our directors for which they have received or will receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we or the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments that the underwriters may be required to make for these liabilities.

The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005. The address of China Renaissance Securities (Hong Kong) Limited is Units 8107-08, Level 81, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

Australia.  Any offer, invitation, transfer or issue of securities to any person located in, or a resident of, Australia may not occur unless the person is professional investor or sophisticated investor for the purposes of Chapter 6D, or a wholesale client for the purposes of Part 7.9, of the Corporations Act 2001 (Cth) (the “Australian Corporations Act”). This document has not been, and will not be, lodged with the Australian Securities and Investments Commission, Australian Securities Exchange or any other regulatory body or agency in Australia as a prospectus or product disclosure statement for the purposes of the Australian Corporations Act and is not required to, and does not, contain all the information which would be required in a prospectus or product disclosure statement under Australian law.

Any securities issued upon acceptance of the offering may not be offered for sale (or transferred, assigned or otherwise alienated) to any person located in, or a resident of, Australia for at least 12 months after their issue, except in circumstances where the person is a person to whom a disclosure document is not required to be given under Chapter 6D or Part 7.9 of the Australian Corporations Act. Accordingly, each investor acknowledges these restrictions and, by applying for securities under this document, gives an undertaking not to sell those securities (except in the circumstances referred to above) for 12 months after their issue.

We have not been and will not be registered as a managed investment scheme under Chapter 5C of the Australian Corporations Act. We do not hold an Australian financial services license and we are not licensed to provide financial product advice in relation to the securities. Investors in our company do not have “cooling off” rights under Australian law.

This document does not take into account the investment objectives, financial situation or needs of any particular person. Accordingly, before making any investment decision in relation to this document, you should assess whether the acquisition of the securities is appropriate in light of your own financial circumstances or seek professional advice.

Cayman Islands.  This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

European Economic Area.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ADS may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADS may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADS shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADS to be offered so as to enable an investor to decide to purchase any ADS, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Japan.  The ADSs have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “FIEA”). Each of the underwriters has represented and agreed that it will not offer or sell any of the ADSs directly or indirectly in Japan or to, or for the benefit of any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 228 of 1949, as amended)), or to others, for re-offering or resale directly or indirectly in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong.  This offering document has not been approved by the Securities and Futures Commission in Hong Kong and, accordingly, (i) the ADS may not be offered or sold in Hong Kong by means of this offering document or any other document other than to “professional investors” as defined in the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) and any rules made thereunder or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding-Up and Miscellaneous Provisions) Ordinance (Chapter 32 of The Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance and (ii) no person shall issue or possess for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as at above).

Singapore.  Each underwriter acknowledges that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore, and the ADSs will be offered pursuant to exemptions under the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, each underwriter represents and agrees that it has not offered or sold any of the ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell any of the ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to in Section 274 of the Securities and Futures Act, (b) to a relevant person under Section 275(1) of the Securities and Futures Act in or to any person pursuant to Section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased the ADSs, namely a person who is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an individual who is an accredited investor,

should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 of the Securities and Futures Act except:

(i) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person or to any person pursuant to Section 275(1) and Section 275(1A) of the Securities and Futures Act, respectively and in accordance with the conditions specified in Section 275 of the Securities and Futures Act; or

(ii) where no consideration is or will be given for the transfer; or

(iii) where the transfer is by operation of law; or

(iv) pursuant to Section 276(7) of the Securities and Futures Act; or

(v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

United Arab Emirates.  This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs and the underlying shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs, the underlying shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs and the underlying shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom.  Each underwriter has represented, warranted and undertaken that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

People’s Republic of China.  This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

LEGAL MATTERS

We are being represented by Fenwick & West LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York state law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by King & Wood Mallesons. Fenwick & West LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Fangda Partners with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon King & Wood Mallesons with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2014 and 2015, and for each of the three years in the period ended December 31, 2015 and the related financial statement schedule, incorporated by reference to our annual report for the fiscal year ended December 31, 2015 on Form 20-F filed with the SEC on April 8, 2016, as amended on June 1, 2016, have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the translation of Renminbi amounts to United States dollar amounts for the convenience of readers in the United States of America). Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Deloitte Touche Tohmatsu Certified Public Accountants LLP is located at 30/F Bund Center, 222 East Yan An Road, Shanghai 200002, People’s Republic of China.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	US$11,293
Financial Industry Regulatory Authority Inc. filing fee	15,116
Printing and engraving expenses	50,000
Legal fees and expenses	1,200,000
Accounting fees and expenses	400,000
Miscellaneous	300,000
Total	US$1,976,409

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

We have filed a registration statement with the SEC on Form F-3 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a registration statement with the SEC on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-3, does not contain all of the information contained or incorporated by reference in the registration statement. You should read our registration statements and their exhibits and schedules and the information incorporated by reference in them for further information with respect to us and our ADSs.

BAOZUN INC.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data)

	As of December 31, 2015	As of September 30, 2016
	RMB	RMB	US$ (Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	787,257	661,407	99,184
Restricted cash	48,144	27,072	4,060
Short-term investment	50,000	10,000	1,500
Accounts receivable, net of allowance for doubtful accounts of RMB 670 as of December 31, 2015 and September 30, 2016	364,782	410,384	61,541
Inventories	334,347	357,387	53,593
Advances to suppliers	34,668	96,947	14,538
Deferred tax assets	13,815	13,940	2,090
Prepayments and other current assets	112,122	79,910	11,983
Amounts due from related parties	37,565	33,926	5,088
Total current assets	1,782,700	1,690,973	253,577
Investments in cost method investees	13,307	20,057	3,008
Property and equipment, net	59,208	94,908	14,232
Intangible assets, net	20,128	24,865	3,729
Other non-current assets	13,830	15,991	2,398
TOTAL ASSETS	1,889,173	1,846,794	276,944
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB1,783 and RMB1,998 as of December 31, 2015 and September 30, 2016, respectively)	457,493	378,842	56,811
Notes payable	31,088	60,390	9,056
Income tax payables	7,793	11,601	1,740
Accrued expenses and other current liabilities (including other current liabilities of the consolidated VIE without recourse to the Company of RMB45,078 and RMB27,715 as of December 31, 2015 and September 30, 2016, respectively)	150,859	142,188	21,323
Amounts due to related parties	7,469	7,469	1,120
Total current liabilities	654,702	600,490	90,050
TOTAL LIABILITIES	654,702	600,490	90,050
Commitments (Note 8)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS – (continued)
(All amounts in thousands, except for share and per share data)

	As of December 31, 2015	As of September 30, 2016
	RMB	RMB	US$ (Note 2(c))
Baozun Inc. Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 151,471,369 and 150,282,928 shares issued and outstanding as of December 31, 2015 and September 30, 2016, respectively)	93	93	14
Additional paid-in capital	1,535,665	1,512,918	226,875
Accumulated deficit	(320,499)	(295,189)	(44,266)
Accumulated other comprehensive income	19,212	29,004	4,349
Total Baozun Inc. shareholders’ equity	1,234,471	1,246,826	186,972
Noncontrolling interests	—	(522)	(78)
Total equity	1,234,471	1,246,304	186,894
TOTAL LIABILITIES AND EQUITY	1,889,173	1,846,794	276,944

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except for share and per share data)

	Nine months ended September 30,
	2015	2016
	RMB	RMB	US$ (Note 2(c))
Net revenues
Product sales	1,183,216	1,405,485	210,765
Services (including related-party revenues of RMB4,152 and RMB3,223 for the nine months ended September 30, 2015 and 2016, respectively)	399,178	712,290	106,814
Total net revenues	1,582,394	2,117,775	317,579
Operating expenses:
Cost of products	(1,065,261)	(1,242,710)	(186,355)
Fulfillment	(186,898)	(313,156)	(46,960)
Sales and marketing	(241,108)	(411,959)	(61,777)
Technology and content	(40,735)	(66,332)	(9,947)
General and administrative	(48,866)	(62,124)	(9,316)
Other operating income, net	6,957	5,637	845
Total operating expenses	(1,575,911)	(2,090,644)	(313,510)
Income from operations	6,483	27,131	4,069
Other income (expenses):
Interest income	5,101	8,024	1,203
Exchange gain (loss)	57	(320)	(48)
Income before income tax and share of loss in equity method investment	11,641	34,835	5,224
Income tax benefit (expense)	3,177	(10,047)	(1,507)
Share of loss in equity method investment	(5,562)	—	—
Net income	9,256	24,788	3,717
Change in redemption value of convertible redeemable preferred shares	(25,332)	—	—
Net loss attributable to noncontrolling interests	—	522	78
Net (loss) income attributable to ordinary shareholders of Baozun Inc.	(16,076)	25,310	3,795
Net (loss) income per share attributable to ordinary shareholders Baozun Inc.:
Basic	(0.19)	0.17	0.03
Diluted	(0.19)	0.16	0.02
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	86,820,988	149,016,689	149,016,689
Diluted	86,820,988	162,618,349	162,618,349

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(All amounts in thousands, except for share and per share data)

	Nine months ended September 30,
	2015	2016
	RMB	RMB	US$ (Note 2(c))
Net income	9,256	24,788	3,717
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	11,289	9,792	1,468
Comprehensive income	20,545	34,580	5,185

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY
(All amounts in thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total Baozun shareholders’ equity	Noncontrolling interests	Total equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	151,471,369	93	1,535,665	(320,499)	19,212	1,234,471	—	1,234,471
Net income	—	—	—	25,310	—	25,310	(522)	24,788
Share-based compensation	—	—	25,072	—	—	25,072	—	25,072
Repurchase of ordinary shares	(3,603,642)	(3)	(50,839)	—	—	(50,842)	—	(50,842)
Exercise of share options	2,415,201	3	3,020	—	—	3,023	—	3,023
Foreign currency translation adjustment	—	—	—	—	9,792	9,792	—	9,792
Balance as of September 30, 2016	150,282,928	93	1,512,918	(295,189)	29,004	1,246,826	(522)	1,246,304

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data)

	Nine months ended September 30,
	2015	2016
	RMB	RMB	US$ (Note 2(c))
Cash flows from operating activities:
Net income	9,256	24,788	3,717
Adjustments to reconcile net income to net cash used in operating activities:
Bad debt provision	262	—	—
Inventory write-downs	14,086	32,105	4,814
Share-based compensation	17,698	25,072	3,760
Depreciation and amortization	16,493	25,490	3,822
Deferred income tax	(8,813)	(125)	(19)
Share of loss in equity method investment	5,562	—	—
Loss on disposal of property and equipment	568	610	91
Exchange gain (loss)	(57)	320	48
Changes in operating assets and liabilities:
Accounts receivable	(3,882)	(45,602)	(6,839)
Inventories	(106,206)	(55,145)	(8,269)
Advances to suppliers	11,341	(62,279)	(9,339)
Prepayments and other current assets	(48,818)	26,706	4,005
Amounts due from related parties	(4,464)	3,639	546
Other non-current assets	(9,264)	(2,161)	(324)
Accounts payable	74,605	(78,651)	(11,794)
Notes payable	(15,214)	29,302	4,394
Income tax payables	3,439	3,808	571
Accrued expenses and other current liabilities	28,482	(17,131)	(2,568)
Net cash used in operating activities	(14,926)	(89,254)	(13,384)
Cash flows from investing activities:
Purchases of property and equipment	(29,708)	(47,459)	(7,116)
Decrease (increase) in short term investment	(220,000)	40,000	5,998
Additions of intangible assets	(7,667)	(11,927)	(1,789)
Investment in cost method of investees	(2,682)	(6,750)	(1,012)
Capital investment for equity method investee	(10,562)	—	—
Decrease in restricted cash	6,107	21,072	3,160
Net cash used in investing activities	(264,512)	(5,064)	(759)
Cash flows from financing activities:
Payment of initial public offering costs	709,996	—	—
Proceeds from exercise of stock options	11	4,411	661
Payment for ordinary share repurchase	—	(45,320)	(6,796)
Net cash provided by (used in) financing activities	710,007	(40,909)	(6,135)
Net increase (decrease) in cash and cash equivalents	430,569	(135,227)	(20,278)
Cash and cash equivalents, beginning of year	206,391	787,257	118,056
Effect of exchange rate changes on cash and cash equivalents	11,293	9,377	1,406
Cash and cash equivalents, end of period	648,253	661,407	99,184
Supplemental disclosure of cash flow information:
Cash paid for income tax	2,196	6,239	936
Supplemental disclosure of non-cash financing activities:
Accrued initial public offering costs	1,545	1,545	232

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BAOZUN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016
(All amounts in thousands, except for share and per share data)

1. Organization and Principal Activities

Baozun Inc. (the “Company”) was incorporated under the laws of Cayman Islands on December 18, 2013. The Company, its subsidiaries and its VIE (collectively referred to as the “Group”) are principally engaged to provide its customers with end-to-end e-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment.

In March 2014, the Group expanded their business and commenced their own online marketplace, Maikefeng, which operates as a mobile application and offers branded products at discounted prices. To comply with the PRC law and regulations which restrict foreign ownership of companies that provide value-added telecommunication services in China, Shanghai Baozun entered into a series of contractual arrangements in April and July 2014 with Shanghai Zunyi Business Consulting Ltd. (“Shanghai Zunyi” or “VIE”) and its respective shareholders through which the Company became the primary beneficiary of Shanghai Zunyi. Shanghai Zunyi was established in December 2010 and had no operations before July 2014. The Group began to consolidate Shanghai Zunyi in July 2014 upon entering into the VIE arrangements with Shanghai Zunyi.

Variable Interest Entity

The following amounts and balances of Shanghai Zunyi were included in the Group’s unaudited condensed consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31, 2015	As of September 30, 2016
	RMB	RMB
Cash	5,269	12,623
Accounts receivable	—	6,634
Inventories	50,394	7,369
Advance to suppliers	646	2,253
Amounts due from related parties	15,741	24,887
Prepayments and other current assets	9,410	5,659
Investment in cost method of investee	—	6,750
Property and equipment, net	42	63
Intangible assets	—	85
Other non-current assets	115	669
Total assets	81,617	66,992
Accounts payable	1,783	1,998
Accrued expenses and other current liabilities	45,078	27,715
Total Liabilities	46,861	29,713

BAOZUN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016
(All amounts in thousands, except for share and per share data)

1. Organization and Principal Activities  – (continued)

	For the Nine Months Ended September 30,
	2015	2016
	RMB	RMB
Net revenues	77,185	57,043
Operating expenses	(92,673)	(59,239)
Net loss	(15,502)	(2,186)
Net cash (used in) provided by operating activities	(445)	14,170
Net cash used in investing activities	(48)	(6,816)
Net cash provided by financing activities	—	—

The VIE contributed an aggregate of 4.88% and 2.69% of the consolidated net revenues for the nine months ended September 30, 2015 and 2016, respectively. As of December 31, 2015 and September 30, 2016, the VIE accounted for an aggregate of 4.32% and 3.63% of the consolidated total assets, respectively.

There are no assets of the VIE that are collateral for the obligations of the VIE and can only be used to settle the obligations of the VIE. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE.

However, if the VIE ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

2. Summary of Significant Principal Accounting Policies

(a) Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission, regarding interim financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operating results. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these financial statements should be read in conjunction with the Group’s annual consolidated financial statements and notes thereto, included in the Company’s 2015 Annual Report on Form 20-F filed with the SEC on April 8, 2016, referred to as the Company’s 2015 Annual Report. The results of operations for the nine months ended September 30, 2015 and 2016 are not necessarily indicative of the results to be expected for future quarters or the full year.

For a complete summary of the Company’s significant accounting policies, please refer to Note 2, “Significant Accounting Policies” to consolidated financial statements in the Company’s 2015 Annual Report. There have been no material changes to the Company’s significant accounting policies during the nine months ended September 30, 2016.

(b) Basis of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

BAOZUN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016
(All amounts in thousands, except for share and per share data)

2. Summary of Significant Principal Accounting Policies  – (continued)

(c) Convenience translation

Translations of balances in the unaudited condensed consolidated balance sheet, unaudited condensed consolidated statement of operations and unaudited condensed consolidated statement of comprehensive loss and unaudited condensed consolidated statement of cash flows as of and for the nine months ended September 30, 2016 from RMB into US$ are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.6685, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2016. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2016, or at any other rate.

(d) Restricted cash

As of December 31, 2015 and September 30, 2016, the Group’s restricted cash represents RMB26,100 and RMB7,200 of bank deposits held as guarantee payment against letters of guarantee and RMB22,044 and RMB19,872 of bank deposits held as guarantee payment against the notes payable issued by banks to the Group’s suppliers.

(e) Revenue

The Group provides an integrated suite of e-commerce services to its brand partners through two types of revenue models: direct product sales model and service fees model. Consistent with the criteria of ASC 605, Revenue Recognition, the Group recognizes revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

The Group generates revenues from selling branded products directly to customers under either the distribution model or as an agent.

The Group evaluate whether it is appropriate to record proceeds from product sales as revenues at the gross amount or the net amount as commission fees earned in accordance with ASC 605-45-45.

Product Sales

Under the distribution model, the Group selects and purchases goods from its brand partners and/or their authorized distributors and sell goods directly to customers through online stores it operates or on its Maikefeng platform. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statements of operations, because: (i) the Group, rather than the brand partner, is the primary obligor and is responsible to the customers for the key aspects of the fulfillment of the transaction including presales and after-sales services; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouse; (iii) the Group has discretion in establishing price; and (iv) the Group has credit risk.

Product sales, net of return allowances, value added tax and related surcharges, are recognized when customers accept the products upon delivery. The Group offers online customers an unconditional right of return for a period of seven days upon receipt of products. Return allowances, which reduce revenue, are estimated based on historical data the Group has maintained and its analysis of returns by categories of products, and subject to adjustments to the extent that actual returns differ or expected to differ.

A majority of the Group’s customers make online payments through third-party payment platforms when they place orders on websites of the Group’s online stores. The funds will not be released to the Group by these third-party payment platforms until the customers accept the delivery of the products at which point the Group recognizes sales of products.

BAOZUN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016
(All amounts in thousands, except for share and per share data)

2. Summary of Significant Principal Accounting Policies  – (continued)

A portion of the Group’s customers pay upon the receipt of products. The Group’s delivery service providers collect the payments from its customers for the Group. The Group records a receivable on the balance sheet with respect to cash held by third-party couriers.

Shipping and handling charges are included in net revenues. The Group typically does not charge a shipping fee with order exceeding a certain sale amount. Shipping revenue has not been material for the periods presented. The Group’s shipping costs are presented as part of its operating expenses.

Services

In some instances, the Group acts as an agent to facilitate the brand partners’ online sales of their branded products. The Group does not take title to the products; it does not have any latitude in establishing prices and selecting merchandise; it has no discretion in selecting suppliers; and it is not involved in determining product specifications and cannot change the product. Based on these indicators, the Group has determined that revenue from its sales of products under these arrangements are service fees in nature. The Group records commission fees from its brand partners based on a pre-determined formula as service revenue in its consolidated statements of operations.

The Group also provides IT, online store operations, marketing and promotion, customer service, warehousing and fulfillment, and other services to its brand partners. Brand partners may elect to use the Group’s comprehensive end-to-end e-commerce solutions or select specific elements of its e-commerce supporting infrastructure and service that best fit their needs. The Group charges its brand partners a combination of fix fees and/or variable fees based on the value of merchandise sold or other variable factors such as number of orders fulfilled. Revenue generated from these service arrangements is recognized on a gross basis and presented as services revenue on the consolidated statements of operations. All the costs that the Group incurs in the provision of the above services are classified as operating expenses on the consolidated statements of operations.

Revenue generated from services relating to IT service, and marketing and promotion services for brand partners are recognized when the services are rendered. Revenue generated from services relating to online store operations, customer services, and warehouse and fulfillment consisted of both fixed fees and variable fees based on the value of merchandise sold or other variable factors such as number of orders fulfilled. The fixed fee is recognized as revenue ratably over the service period. Variable fees are recognized as revenue when they become determinable based on the value of merchandise sold or other variable factors such as number of orders fulfilled and confirmed by the brand partners.

Some of the Group’s service contracts are considered multiple element arrangements as they include provision of a combination of various services based on the brand partner’s requirements. These contracts may include one-time online store design and setup services, marketing and promotion services during certain holidays, and continuous online store operation services, warehouse and fulfillment services over a period of time to the same brand partner.

The Group allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all service revenues based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence (“VSOE”) if available; (ii) third-party evidence (“TPE”) if VSOE is not available; and (iii) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

(f) Sales and marketing

Sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. Advertising costs are expensed as incurred.

BAOZUN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016
(All amounts in thousands, except for share and per share data)

2. Summary of Significant Principal Accounting Policies  – (continued)

Advertising and promotion costs in connection with the provision of marketing and promotion services to brand clients consisted of fees the Group paid to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the unaudited condensed consolidated statements of operations and totaled RMB99,310 and RMB128,252 for the nine months ended September 30, 2015 and 2016, respectively.

(g) Share-based compensation

The company grants share options to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718, Compensation-Stock Compensation.

Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Prior to the initial public offering of the Company, the fair value of the share options were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined with the assistance from an independent valuation firm using management’s estimates and assumption. After the initial public offering, a discount for lack of marketability was not applicable in determining the fair value of the share options. In determining the fair value of the share options, the closing market price of the underlying shares on the grant dates is applied.

The assumption used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

In determining the fair value of the restricted share units granted, the closing market price of the underlying shares on the grant date is applied.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

(h) Segment reporting

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decision about allocating resources and assessing performance of the group prior to the third quarter of 2015. Following the further expansion of the retail online platform business, the Group operated and reviewed its performance in two segments: (i) the brand e-commerce

BAOZUN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016
(All amounts in thousands, except for share and per share data)

2. Summary of Significant Principal Accounting Policies  – (continued)

segment, which provides ecommerce solutions to brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment, and (ii) the Maikefeng segment, which operates the retail online platform, Maikefeng. Therefore, the segment information has been restated for all periods presented to reflect the new segment reporting.

(i) Recent accounting pronouncements

In May 2016, FASB issued Accounting Standards Update (“ASU”) 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). The Group is in the process of assessing the impact of this ASU on its consolidated financial statements.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. This amendment provides guidance on eight targeted areas and how they are presented and classified in the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2017, and will require adoption on a retrospective basis. The Group is in the process of assessing the impact of this ASU on its consolidated financial statements.

3. Inventories

Inventories consist of the following:

	As of December 31, 2015	As of September 30, 2016
	RMB	RMB
Products	332,736	354,842
Packing materials and others	1,611	2,545
Inventories	334,347	357,387

Inventories write downs are recorded in cost of products in the condensed consolidated statements of operations, which were RMB 14,086 and RMB 32,105 for the nine months ended September 30, 2015 and 2016, respectively.

BAOZUN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016
(All amounts in thousands, except for share and per share data)

4. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31, 2015	As of September 30, 2016
	RMB	RMB
Rebate(1)	72,940	52,867
Deposits(2)	5,354	6,815
Prepayment to agent for share repurchase program	5,521	—
Value-added tax (“VAT”) recoverable	12,467	3,238
Employee advances(3)	2,104	2,068
Prepaid expenses	4,131	5,413
Receivable from third-party payment processing agencies(4)	645	2,315
Others	8,960	7,194
Prepayment and other current assets	112,122	79,910

(1)	Rebate represents consideration earned and receivable from suppliers upon reaching minimum purchase thresholds for a specified period. The rebates can be used to offset future purchase price with the same supplier.
(2)	Deposits represent rental deposits and deposits paid to third-party vendors.
(3)	Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.
(4)	Receivables from third-party payment processing agencies represent cash that were received from customers but held by the processing agencies.

5. Income tax

The tax expense comprises:

	For the Nine Months Ended September 30,
	2015	2016
	RMB	RMB
Current tax expenses	(5,636)	(10,172)
Deferred tax benefits	8,813	125
Income tax benefits (expenses)	3,177	(10,047)

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects an expected annual tax rate of 15.92%.

BAOZUN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016
(All amounts in thousands, except for share and per share data)

6. Net income (loss) per share

Basic and diluted net loss per share for each of the periods presented are calculated as follow:

	For the Nine Months Ended September 30,
	2015	2016
	RMB	RMB
Numerator:
Net income	9,256	24,788
Change in redemption value of preferred shares	(25,332)	—
Net loss attributable to noncontrolling interests	—	522
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(16,076)	25,310
Net income (loss) per ordinary share
Basic	(0.19)	0.17
Diluted	(0.19)	0.16
Shares (Denominator):
Weighted average number of ordinary shares – basic and diluted
Basic	86,820,988	149,016,689
Diluted	86,820,988	162,618,349

As a result of the Group’s net loss attributable to ordinary shareholders of Baozun Inc. for the nine months ended September 30, 2015, 19,105,120 share options outstanding as of September 30, 2015 were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

During the nine months ended September 30, 2016, the Group had 1,458,524 outstanding share options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the ordinary shares and the inclusion of these shares in the EPS calculation would have been anti-dilutive.

7. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of September 30, 2016:

Name of related parties	Relationship with the Group
Alibaba Group Holding Limited (“Alibaba Group”)	Parent company of Alibaba, one of the Group’s ordinary shareholders
Ahead (Shanghai) Trade Co., Ltd. (“Ahead”)	Subsidiary of Softbank, one of the Group’s ordinary shareholders

BAOZUN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016
(All amounts in thousands, except for share and per share data)

7. Related party transactions  – (continued)

(a) The Group entered into the following transactions with its related parties:

	For the Nine Months Ended September 30,
	2015	2016
	RMB	RMB
Marketing and platform service fees paid to Alibaba Group	74,932	160,882
Store operation service revenue generated from Ahead	4,152	3,223
Commission fee paid to Ahead	843	3,458

(b) The Group had the following balances with its related parties:

	As of December 31, 2015	As of September 30, 2016
	RMB	RMB
Amount due to Investors and Founding Shareholders	7,469	7,469
Amounts due from Alibaba Group	18,702	8,448
Amounts due from Ahead	18,863	25,478

Amounts due from Alibaba Group consisted of receivables of RMB8,448 to be collected from Alibaba Group for deposits paid as of September 30, 2016.

Amounts due from Ahead consisted of receivables from Ahead for services provided by the Group and the amounts collected by Ahead on behalf of the Group. The receivables from Ahead for services provided by the Group as of December 31, 2015 and September 30, 2016 were RMB 2,912 and RMB 591, respectively. The Group entered into agency agreements with Ahead, under which Ahead is designated by the Group to collect payment for its service to certain brand partners. In connection with the agency agreements, amounts to be collected by Ahead on behalf of the Group as of December 31, 2015 and September 30, 2016 were RMB 15,951 and RMB 24,887, respectively.

8. Commitments

Operating Leases Agreements

The Group leases office space, warehouse, service center and warehouses under non-cancellable operating lease agreements that expire at various dates through January 2026. During the nine months ended September 30, 2015 and 2016, the Group incurred rental expenses amounting to RMB22,960 and RMB50,170, respectively.

As of September 30, 2016, minimum lease payments under all non-cancellable leases were as follows:

As of September 30, 2016
RMB
October to December, 2016	19,292
2017	67,409
2018	53,192
2019	48,868
2020	48,182
2021 and after	106,414
Total lease commitment	343,357

BAOZUN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016
(All amounts in thousands, except for share and per share data)

8. Commitments  – (continued)

Credit facilities

As of September 30, 2016, the Group had one-year credit facilities for an aggregate amount of RMB330,000 from three Chinese commercial banks. As of September 30, 2016, the Group has utilized credit of RMB 40,518 as guarantee for the issuance of notes payable and RMB16,800 for the issuance of letters of guarantee to the Group’s suppliers. The Group had RMB272,682 available under these credit facilities as of September 30, 2016.

9. Share-Based Compensation

Share options

A summary of option activities as of September 30, 2016, and changes during the nine months ended September 30, 2016 are presented as below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB
Outstanding, as of December 31, 2015	16,574,854
Granted	—
Forfeited	(987,140)
Expired	(59,794)
Exercised	(2,415,201)
Outstanding, as of September 30, 2016	13,112,719	2.2	7.42	—
Expected to vest as of September 30, 2016	3,024,752	6.0	8.08	—
Exercisable as of September 30, 2016	9,317,590	0.7	7.16	306,523

Restricted share units

During the nine months ended September 30, 2016, the Group granted 2,059,353 restricted share units to certain employees and senior management with a vesting period of 4 years. A summary of the restricted share unit activities during the nine months ended September 30, 2016 is presented below:

	Number of restricted share units	Weighted-Average Grant-Date Fair Value
	RMB
Outstanding, as of December 31, 2015	3,976,311	17.28
Granted	2,059,353	12.44
Forfeited	(468,556)
Outstanding, as of September 30, 2016	5,567,108	15.54

BAOZUN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016
(All amounts in thousands, except for share and per share data)

9. Share-Based Compensation  – (continued)

The Group recorded compensation expense of RMB17,698 and RMB25,072 for the nine months ended September 30, 2015 and 2016, respectively, which were classified in the condensed consolidated statements of operations as follows:

	For the Nine Months Ended September 30,
	2015	2016
	RMB	RMB
Fulfillment	1,039	1,241
Sales and marketing	6,810	9,996
Technology and content	3,595	5,806
General and administrative	6,254	8,029
	17,698	25,072

10. Employee Benefit Plans

The Group’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB23,904 and RMB42,482 for the nine months ended September 30, 2015 and 2016, respectively, for such benefits.

11. Segment Information

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decision about allocating resources and assessing performance of the group prior to the third quarter of 2015. Following the further expansion of the retail online platform business, the Group operated and reviewed its performance in two segments: (i) the brand e-commerce segment, which provides e-commerce solutions to brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment, and (ii) the Maikefeng segment, which operates the retail online platform, Maikefeng. All period presented have been restated to reflect the new segments. Furthermore, the Group’s chief operating decision maker is not provided with asset information by segment. As such, no asset information by segment is presented. The following tables summarize the Group’s revenue and total operating income (loss) generated by its segments.

	For the Nine Months Ended September 30,
	2015	2016
	RMB	RMB
Net Revenue
Brand e-commerce	1,522,451	2,096,273
Maikefeng	59,943	21,502
Total consolidated net revenue	1,582,394	2,117,775
Operating income (loss)
Brand e-commerce	38,155	74,712
Maikefeng	(31,672)	(47,581)
Total Operating income	6,483	27,131
Other income	5,158	7,704
Income before income tax and share of loss in equity method investment	11,641	34,835

BAOZUN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016
(All amounts in thousands, except for share and per share data)

11. Segment Information  – (continued)

The Group mainly operates in the PRC and most of the Group’s long-lived assets are located in the PRC. Most of the Group’s revenues are derived from the PRC. Depreciation expense, including amortization of capitalized internal-use software costs and other corporate property and equipment depreciation expense, and share-based compensation expenses are allocated to all segments based on usage. The depreciation expense and share-based compensation expenses were mainly from the segment of brand e-commerce for the nine months ended September 30, 2015 and 2016.